As confidentially submitted to the Securities and Exchange Commission on December 23, 2025.
This draft registration statement has not been publicly filed with the United States Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________________________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

______________________________________________________________________

iStep Learning Limited(1)
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

______________________________________________________________________

England and Wales	85100	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

80 Coleman Street, Suite 6.05
London EC2R 5BJ
United Kingdom
+44 20 4542 1887
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

______________________________________________________________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(800) 221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

______________________________________________________________________

Copies to:

Carter Brod Morgan, Lewis & Bockius UK LLP Condor House 5-10 St. Paul’s Churchyard London EC4M 8AL United Kingdom +44 20 3201 5000	Ning Zhang, Esq. Morgan, Lewis & Bockius Suites 1902-09, 19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong, SAR +852 3551 8500	David Davies Boodle Hatfield LLP 240 Blackfriars Road London SE1 8NW United Kingdom +44 20 7079 8164	Jing Ye, Esq. Ye & Associates, P.C. 275 5th Avenue, 2nd Floor New York, NY 10016 (929) 300-7489

______________________________________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†           The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

____________

(1)         We intend to alter the legal status of our company under English law from a private limited company by re-registering as a public limited company and changing our name from iStep Learning Limited to iStep Learning plc prior to the completion of this offering.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
(Subject to Completion) Dated             ,

          Shares

iStep Learning Limited
Ordinary Shares

______________________________________________________________________

This is the initial public offering of iStep Learning Limited. We are offering             of our ordinary shares, nominal value $            per ordinary share. Prior to this offering, there has been no public market for our ordinary shares. We currently expect the initial public offering price to be between $            and $            per ordinary share.

We intend to apply to list our ordinary shares on            , under the symbol “            .” No assurance can be given that our application will be approved or that a trading market for our ordinary shares, will develop. This offering will not proceed unless our ordinary shares are accepted for listing on            .

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 14.

______________________________________________________________________

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, and a “foreign private issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer” beginning on page 9 of this prospectus for more information.

______________________________________________________________________

Price $            per ordinary share

______________________________________________________________________

	Per Ordinary Share	Total(2)
Initial public offering price	US$	US$
Underwriting discounts(1)	US$	US$
Proceeds to us, before expenses	US$	US$

____________

(1)       An underwriting discount equal to 7% of the initial public offering price will be provided to Prime Number Capital LLC, as underwriter. This table does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to the underwriter, or certain other expenses for which we have agreed to reimburse the underwriter. See “Underwriting” beginning on page 124 for a description of compensation payable to the underwriter.

(2)       Assuming that the underwriter does not exercise any portion of its over-allotment option.

In addition to the underwriting discounts listed above, we have agreed to issue, upon closing of the offering, warrants to the underwriter, exercisable 180 days after the closing of the offering and carrying a term of one year from the closing of the offering, entitling the underwriter to purchase a number of ordinary shares equal to 3% of the number of ordinary shares issued in the offering, at a price per ordinary share equal to 120% of the initial public offering price. We expect our total cash expenses for this offering (including cash expenses payable to the underwriter for its out-of-pocket expenses) to be approximately $            , exclusive of the above discounts and non-accountable expenses. These payments will further reduce proceeds available to us before expenses. See “Underwriting” beginning on page 124.

We have granted the underwriter an option for a period of 45 days after the closing date of this offering to purchase up to an additional 15% of the ordinary shares to be offered by us pursuant to this offering, solely for the purpose of covering over-allotments, if any, at the initial public offering price less the underwriting discounts. If the underwriter exercises the option in full, the total underwriting discounts payable will be $            , based on an assumed initial public offering price of $            per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and the total gross proceeds to us, before underwriting discounts, advisory fee and expenses, will be $            . See “Underwriting” beginning on page 124 for more information.

Neither the SEC nor any other state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the ordinary shares to purchasers against payment on            ,            .

Prospectus dated             ,

Neither we nor the underwriter has authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus we have prepared, and neither we nor the underwriter take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We and the underwriter are offering to sell ordinary shares and seeking offers to purchase ordinary shares only in the United States and certain other jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

For investors outside the United States: neither we nor the underwriter has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside the United States.

We are incorporated under the laws of England and Wales. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

i

ABOUT THIS PROSPECTUS

Prior to the completion of this offering, we intend to re-register iStep Learning Limited as a public limited company and to change our name from iStep Learning Limited to iStep Learning plc.

Except where the context otherwise requires or where otherwise indicated, the terms “iStep,” the “company,” the “group,” “we,” “us,” “our,” “our company” and “our business” refer to (i) iStep Learning Limited and its consolidated subsidiaries prior to the re-registration of iStep Learning Limited as a public limited company, and (ii) iStep Learning plc and its consolidated subsidiaries after the re-registration of iStep Learning Limited as a public limited company, which is expected to occur prior to the completion of this offering. See “Description of Share Capital and Articles of Association.”

In this prospectus, “UK” or “United Kingdom” refers to the United Kingdom and Great Britain and Northern Ireland.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Market and Industry Information

Within this prospectus, we reference information and statistics regarding the industries in which we operate. We are responsible for these statements included in this prospectus. We have obtained this information and statistics from our own internal estimates, surveys and research, as well as from various independent third-party sources and publicly available data. The market and industry information and statistics presented in this section and other sections of this prospectus, unless otherwise indicated, were extracted from different official government publications and other publications, and from the independent industry report prepared by Frost & Sullivan, an independent market research and consulting company, that was commissioned by us, in connection with this offering.

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

Financial Statements

We report under the IFRS Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (the “IASB”). The financial information in this prospectus has been prepared in accordance with IFRS Accounting Standards, as issued by the IASB, which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). This prospectus does not include a reconciliation from IFRS Accounting Standards to U.S. GAAP.

Our audited consolidated financial statements as of June 30, 2024 and 2025 and for the years ended June 30, 2024 and 2025, together with the audit report thereon, are included in, and form part of, this prospectus.

We present our consolidated financial statements in British pounds sterling. All references in this prospectus to “dollar” or “$” mean U.S. dollars and all references to “£,” “GBP” or “Pounds Sterling” mean British pounds sterling and “pence” means pence in the currency of the United Kingdom with 100 pence equaling one Pound Sterling.

During the year ended June 30, 2025 we acquired Rocking Horse Nursery. This acquisition is not “significant” for purposes of Rule 3-05 of Regulation S-X. Therefore, we are not required to, and have elected not to, provide separate historical financial information in this prospectus relating to this acquisition.

Rounding

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Non-IFRS Financial Measures

Certain financial measures presented in this prospectus are not recognized under IFRS. In particular, Adjusted EBITDA is not a presentation made in accordance with IFRS, and should not be considered as an alternative to profit/(loss) for the year or any other performance measure in accordance with IFRS, or as an alternative to cash provided by operating activities as a measure of our liquidity. EBITDA is defined as net income (loss) adjusted for net interest expense, income tax expense (benefit) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for repairs and maintenance expenses (which mainly include the leasehold dilapidation provision), impairment losses on both tangible and intangible fixed assets, and employee share-based payment expenses, as these expenses are non-cash in nature and we believe may not be indicative of our core operating results and business outlook.

We present Adjusted EBITDA because we consider it to be an important supplemental measure of our performance and believe it is useful to securities analysts, investors and other interested parties. Specifically, Adjusted EBITDA allows for an assessment of our operating performance without the effect of charges that do not relate to the core operations of our business. We believe Adjusted EBITDA is helpful to investors in highlighting trends in our core operating performance compared to other measures, which can differ significantly depending on long-term strategic decisions regarding capital structure and capital investments.

Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•        it does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on indebtedness;

•        it does not reflect income tax expense or the cash requirements for income tax liabilities;

•        although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and Adjusted EBITDA does not reflect cash requirements for such replacements;

•        while employee equity-settled share-based payment expenses are not a cash expense, we may have had to provide higher cash compensation to employees if we had not been able to offer share incentives;

•        it does not reflect our cash used for capital expenditures or contractual commitments;

•        it does not reflect changes in or cash requirements for working capital; and

•        other companies, including other companies in our industry, may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

Trademarks, Service Marks and Trade Names

We own various trademark registrations and applications, and unregistered trademarks, including “iStep” and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•        our ability to address changes in the demand for early years education and childcare solutions;

•        our ability to hire and retain qualified educators, management, employees, and maintain strong employee engagement;

•        changes in United Kingdom childcare and education spending policies and budget priorities;

•        our ability to acquire additional capital;

•        our ability to successfully identify acquisition targets, acquire businesses and integrate acquired operations into our business;

•        our ability to manage our growth effectively;

•        our ability to address adverse publicity;

•        conditions in the financial markets and other economic conditions;

•        our ability to adjust to shifts in workforce demographics, economic conditions, office environments and unemployment rates;

•        our ability to protect our information technology and that of our third-party service providers;

•        our ability to manage the costs and liabilities of collecting, using, storing, disclosing, transferring and processing personal information;

•        our ability to protect our intellectual property rights;

•        our expectations regarding the effects of existing and developing laws and regulations, litigation and regulatory proceedings;

•        the fluctuation in our share price after the offering;

•        the increased expenses associated with being a public company;

•        our ability to maintain adequate insurance coverage; and

•        the occurrence of natural disasters, environmental contamination, or other highly disruptive events.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

v

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that may be important to you before deciding to invest in our ordinary shares, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated audited financial statements, including the accompanying notes thereto, included in this prospectus, before deciding to invest in our ordinary shares.

Our Company

We are an owner, operator and manager of early childhood education and care services in the United Kingdom, operating under nine brands. We provide high-quality care and education to children from three months to five years of age. Our company is headquartered in London, England, established in 2023 through the merger of two well-known nursery groups, Bambinos Limited (“Bambinos”) and The Nursery Family Ltd. (“The Nursery Family”). Since our incorporation and our combination with Bambinos and acquisition of The Nursery Family, we have completed six additional acquisitions (comprising a total of 10 additional nursery centers) in the United Kingdom. We have a track record of making acquisitions that we carefully and efficiently integrate into our infrastructure, supplemented by organic growth.

We currently operate 23 centers with a combined total capacity of 1,249 children at one time. Each of our nursery centers holds its own Ofsted registration and delivers early years education and childcare in accordance with our operational, safeguarding, and quality standards.

We are positioned as a mid-sized provider within the UK early years education sector, between large corporate chains and small independent providers. We combine the strengths of a national provider, including shared centralized support services covering quality assurance and curriculum oversight, HR and recruitment support, safeguarding and compliance monitoring, marketing and occupancy management, finance and payroll, and operational planning, with the personal, community-focused culture of a small independent nursery. This hybrid model allows us to deliver high professional standards and scalability, without compromising the local authenticity and family-level trust that underpin parent choices in early years.

Our leadership approach is hands-on and present, enabling us to maintain a consistent quality culture while respecting individual nursery character. We maintain strong respect for each setting’s individual identity, history, and best practices, recognizing that community identity and trust are critical in the UK early years market. Our motto, “Because We Care,” reflects both our commitment to care in the early years and our broader belief in creating nurturing environments for children to grow.

While our core business currently focuses on early childhood education, as part of our growth strategy we intend to expand into areas such as special educational needs and disabilities (“SEND”) and online tutoring for young people. We currently own a 23.49% interest in DPS Education Limited (“DPS”), which operates a SEND school in Lincolnshire, England. We seek to foster the holistic development of children by providing a diverse range of high-quality educational services, and our vision is to create a leading integrated education group and recognized education brand anchored in early years education.

Our History

Our company was incorporated on May 9, 2023. On September 28, 2023 we acquired Bambinos from Jiayi International Education Investment Group Limited (“Jiayi International”) by way of a share-for-share exchange. Jiayi International had acquired Bambinos in 2018. On September 30, 2023 we acquired The Nursery Family from Asa Education Holding Ltd (“Asa Education”).

Bambinos was founded in Plymouth in 1994, opening its first Ofsted registered nursery on March 3, 1995. The Bambinos group added three nursery centers between 2005 and 2007. The Nursery Family traces its origins back to 1987, when it operated under the name Headstart. In 2002, its name was changed to A Step Ahead Ltd., and between 2006 and 2015 it grew into a group of six centers. In 2020, A Step Ahead Ltd was acquired by Asa Education, which was at the time beneficially owned by Yang Meng and Dongyu (Patrick) Lou, which led a rebrand of the company to The Nursery Family and a capital investment program. The Nursery Family added a seventh center before being acquired by our company in 2023.

Since our company’s incorporation and acquisition of Bambinos and The Nursery Family, we have achieved rapid growth both through strategic acquisitions and organically. The following are our key historical milestones:

•        In November 2023, we acquired MKM Childcare Limited (“Little Explorers Day Nurseries”), a group of three nursery centers based in Burgess Hill and Crawley, West Sussex.

•        On December 20, 2023, we completed a £2.0 million equity private placement, consisting of £1.45 million in cash proceeds and the capitalization of £0.55 million of outstanding indebtedness through the issuance of equity. This transaction supported the acceleration of our general growth.

•        On December 20, 2023, we acquired Frogmore Montessori Nursery, our first Montessori nursery, based in Plymouth, Devon, bringing our total number of nursery centers across Southeast and Southwest England to 17 by the end of 2023.

•        In January 2024, we acquired a minority ownership interest in DPS Education Limited, a specialist educational needs and disabilities (SEND) group, supporting the launch of its first school in September 2024.

•        In February 2024, we acquired Muddy Boots Day Nurseries, a group of three nursery centers based in Exeter, Devon.

•        In April 2024, we acquired Stepping Stones Day Nursery and Pre-School, located in Okehampton, Devon.

•        In May 2024, we acquired Home from Home Day Nursery, located in Hove, East Sussex. In September 2024, we renamed this center Home by the Sea Nursery and Pre-School.

•        In October 2024, we acquired Rocking Horse Nursery, located in Godalming, Surrey.

•        On December 19, 2025, we signed a subscription agreement for a £0.76 million equity private placement, which is planned to be completed in January 2026, consisting of an approximately £0.48 million issuance for cash proceeds and the capitalization of approximately £0.28 million of outstanding indebtedness through the issuance of equity.

Our Competitive Strengths

We believe the following strengths are central to our business model:

Commitment to Quality Education and Care

Since our founding, quality education and care have been at the heart of everything we do. We believe we have built a reputation as one of the leaders in early childhood education in the United Kingdom and believe delivering a high-quality educational experience in safe, nurturing and engaging environments creates real value for children, families and the communities we serve. Our clear operational standards ensure consistent quality across all of our locations, ensuring that each of our nursery centers delivers high-quality care while preserving the unique identity of valuable brands. Our standardized, play-based curriculum, aligned with the UK Early Years Foundation Stage (“EYFS”) framework, promotes multilingualism, motor skills, social development, physical growth, and emotional wellbeing, delivering holistic learning outcomes. By focusing on the whole child, we ensure every child feels valued, inspired, and ready for their next stage of learning.

We are committed to delivering high-quality early education grounded in established research and best practice. Our curriculum incorporates evidence from leading studies in early childhood development and play-based learning, including the Effective Provision of Pre-School Education (EPPE) Project and the Department for Education’s Development Matters guidance. Our centers are designed to meet rigorous accreditation and rating standards established by Ofsted. As of the date of this prospectus, 21 of our 23 centers hold Ofsted ratings of Good or Outstanding, with the remaining two centers awaiting their first inspections since being acquired in 2023 and 2024, respectively. We have consistently achieved positive satisfaction ratings among respondents in our parent satisfaction surveys, which is a testament to our ability to deliver on our commitment to quality. As of September 2025, our nursery centers achieved an average rating of 9.6 out of 10 on daynurseries.co.uk, reflecting consistently high levels of parental satisfaction and trust across our portfolio of centers. Overall, more than 80% of our centers are rated above 9.5, demonstrating our sustained commitment to quality, care, and parent partnership.

The quality of our education and care is rooted in the quality, consistency, and dedication of our people. We have built a culture that cares for and develops not only our children but also our staff, resulting in high engagement and a stable learning environment across our nursery centers. Approximately 54% of our educators (including full-time, part-time and pool educators) have qualifications of Level 3 or higher on the Regulated Qualifications Framework as of November 30, 2025, and all staff take part in continuous professional development (CPD).

Local Brand Identity and Community Trust

Unlike many large nursery chains that often rebrand acquired nurseries, we typically retain the local brands and identities of acquired centers and invest in each center’s existing brand and culture. In the UK, nursery brands are often part of the fabric of their communities. We operate under nine nursery brands in the United Kingdom. Certain of our centers have as much as 30 years of history over which time they have built trust in their local communities. We recognize that, in the UK, a nursery’s name often holds deep meaning within its local community. We have retained the original brands of 20 of the 23 nursery centers we have acquired. This approach preserves long-standing family and community trust, provides continuity for children, staff and parents and builds on established good practices at the center level. This approach has also supported consistent growth in enquiries and enrolments.

Stakeholder engagement is a core focus for us. We seek to establish and maintain strong community trust and continuity for families, and we have established meaningful partnerships with local community organizations to create a positive impact within the communities we serve. These efforts reflect our dedication to fostering collaboration and ensuring that stakeholder needs and expectations are consistently met. We undertake a range of initiatives to strengthen relationships with parents, employees, and local communities, such as charity fundraising and awareness events to support local causes, partnerships with local schools and community groups to ease transitions for children, and environmental projects such as community gardening days and recycling drives.

Centralized Operational Support and Resources

While maintaining a strong respect for each center’s individual identity, history, and best practices and the personal touch of a small independent nursery, we support our centers with the professionalism and centralized infrastructure of a scaled operator. The reliability of a group makes us an attractive option for families. Through our Support Team, we offer centralized operational support and resources including: quality assurance and curriculum oversight; human resources and recruitment support; training; safeguarding and compliance monitoring; marketing and occupancy management; finance and payroll; and operational planning. Our Support Team also ensures stringent adherence of our nursery centers to the EYFS framework, including safeguarding, staff qualifications, and child-to-staff ratios. We implement real-time risk assessments, rigorous hygiene standards, secure premises, and accident prevention measures. Our Support Team ensures each center has access to the tools, knowledge, and backup it needs to thrive, especially in an increasingly complex and regulated sector, enabling nursery managers to focus on what matters most: the quality of care and education. Unlike larger chains where central teams may be remote or detached, our leadership and Support Team are hands-on, responsive, and deeply involved in the day-to-day success of each center.

Experienced and Committed Leadership Team

Our board of directors and management team have extensive experience in the early childhood education and the broader education sector. Led by our Chairman Xiaobing Wang and our CEO Chenyan Xu, our leadership team brings expertise in early childhood education, education technology, and international education investment. Mr. Wang has over 28 years of experience in the education industry, including both front-line teaching and senior management. He is also a significant shareholder in Jiayi Education Holdings Limited (“Jiayi Education Holdings”), an education group with operations in China, which, through its indirect ownership of Jiayi International, owns 52.2% of our ordinary shares (prior to this offering). Dr. Xu’s work has consistently centered on education and child development, with experience spanning academic research, higher education, EdTech, and education investment throughout his academic and professional career. Our Chief Childcare and Operations Officer and four regional directors have an average of over 27 years of experience in early years education. The diverse professional backgrounds and deep operational expertise of our leadership team underpin our ability to maintain consistent quality and implement best practices across our centers. With a track record of acquisitions, our leadership team drives strategic growth and operational excellence. The strength of our leadership team enables us to take a systematic and strategic approach to quality, encompassing curriculum design, staff training, and internal supervision, reflecting our deep-rooted commitment to education as a long-term, transformative mission.

Balanced Income Model

We operate under a balanced income model, with government-funded and privately-funded places contributing in roughly balanced proportions to our revenue. A significant amount of our revenue, approximately 49.2% in the fiscal year ended June 30, 2025, is attributable to such UK government assistance. This balance supports financial stability and resilience against fluctuations in either public funding or private demand and reduces our reliance on any single revenue stream. While government funding is based on terms covering a total of 38 weeks per year, because we are open 51 weeks per year we are able to utilize government funding in a flexible and efficient way by spreading the funded hours across the calendar year. We are also well-positioned to benefit from the 2025 rollout in the UK of 30 free hours per week for children from nine months to school age, which is expected to increase demand by hundreds of thousands of places in the sector, favoring scalable operators like us. In addition, no individual family, customer group, or funding stream accounts for a dominant share of total revenue. Our income is broadly distributed across all of our centers and regions.

Strategic Regional Focus

Our operations are concentrated in Southeast and Southwest England, areas where demand for high-quality childcare is rising, local competition is relatively limited and recruitment conditions are favorable. This strategic regional focus allows us to strengthen our market presence while maintaining operational quality. Our centers are organized within two regional hubs, which fosters collaboration and synergies among our centers within a hub as well as consistency with the character and culture of the particular region in which a center is located. Frost & Sullivan estimates that as of December 2025, based on the number of operational nursery centers, iStep Learning is the third largest provider of nursery services in the Southern coastal region of England, which comprises eight counties and two unitary authority areas. While part of our long-term growth strategy is expanding internationally, our intention is to consolidate our presence in the UK market and maintain our current regional concentration for the foreseeable future.

Acquisition Track Record

We have a track record of acquiring businesses at attractive valuations and successfully integrating them. Since our incorporation in May 2023 and our combination with Bambinos and acquisition of The Nursery Family, we have completed six additional acquisitions (comprising a total of 10 additional nursery centers) in the United Kingdom. In the year ended June 30, 2025, we generated £11.1 million of revenue, or 77.4% of our total revenue in the year ended June 30, 2025, from nursery centers that were acquired in the year ended June 30, 2024 as well as one acquired in October 2024. We have an established acquisition team to pursue potential targets using a proven framework to evaluate potential transactions effectively with the goal of maximizing our return on investment while minimizing risk. We have developed a robust quality assurance framework, curriculum model, and support infrastructure, and we have gained valuable experience in acquisition integration. Our ability to integrate newly-acquired nursery centers efficiently ensures that our quality standards remain high across all locations. Our acquisition strategy is also focused on diversifying our educational service offering, as demonstrated through our acquisition of a minority equity interest in DPS Education Limited, which owns a SEND school, in January 2024. Since our most recent acquisition in October 2024, we have continued to monitor acquisition opportunities while consolidating and integrating our previous acquisitions.

Our Growth Strategy

We seek to continue our growth trajectory by executing the following strategies:

•        continued expansion of our nursery footprint in the United Kingdom both through acquisitions and establishing and developing new centers;

•        extending our business by adding higher-margin adjacent offerings; and

•        in the longer term, expanding internationally, with an initial focus on Australia and a consideration of the North American market.

Our growth will be driven by scaling our core early years provision, expanding into complementary educational sectors, and enhancing our digital and operational infrastructure. Our intended use of the IPO proceeds is directly aligned with our growth strategy, with funds to be allocated in order to accelerate growth, strengthen operational efficiency, and create long-term value.

Continue to Expand Our Nursery Offering in the United Kingdom

We seek to increase our nursery enrollment through acquisitions and organic growth in the UK, primarily in Southeast and Southwest England and through increasing capacity and occupancy rates at our existing centers. We believe we are well-positioned to scale further and deliver greater access to our high-quality provision for more families and communities, improved operational efficiency and margin through economies of scale including shared systems and centralized functions, and enhanced shareholder value through accelerated growth. We plan to allocate a significant portion of the proceeds of the IPO toward the continued acquisition of high-quality nursery operators in the United Kingdom as well as to support organic growth.

Opportunistically Pursue Nursery Acquisitions

We have a track record of successfully completing and integrating selective acquisitions, as we have sought to expand quickly within our market. We will continue to seek attractive opportunities for nursery acquisitions that enhance our strategic positioning and increase our scale.

Our strategic criteria for acquisitions include nurseries that enhance our competitive positioning, complement our geographic footprint and have a strong cultural fit and compliance culture. We seek to acquire brands that have been built on years of hard work and best practice from previous owners. Our experience has indicated that many of the smaller individual operators seek liquidity and/or lack the professional management and financial resources that are often necessary for continued growth. Increasing costs and regulatory complexity drive small provider exits, creating acquisition opportunities for well-capitalized groups like us. We also pay attention to opportunities presented in connection with owner retirements.

A key differentiator in our approach to acquisitions, particularly when compared to other acquisition-driven nursery groups, is our respect for local brands and community ties. We seek to preserve and enhance every center’s tangible heritage by resolutely focusing on the quality of their services. While our growth is driven by strategic acquisitions, we typically choose not to rebrand centers post-acquisition. 20 of the 23 nursery centers we have acquired have retained their original brand, with minor adjustments to reflect affiliation with iStep. In the UK, nurseries tend to be small in scale and deeply embedded within local communities. We recognize that a nursery’s name and identity are often an integral part of the community’s trust and history. Instead of rebranding, our focus is on enhancing internal systems, operational standards, and quality assurance, while offering comprehensive central support from our Support Team. This strategy allows each center to retain its authenticity and maximize its potential with the backing of a professional, well-resourced group.

We maintain a robust pipeline of potential targets to support our inorganic growth trajectory. Since our inception, we have worked with agents specializing in the education sector who help us identify potential opportunities. We employ a disciplined and rigorous approach in selecting which centers to open or acquire. All potential new centers are evaluated to assess local market trends and dynamics, overlap with our existing centers, the competitive landscape within a given market and the performance of other, existing providers in the market. Prior to committing to a new center addition, an acquisition and integration team, including our senior management, evaluates the opportunity and reviews a detailed financial plan for the proposed addition to ensure the investment meets our internal return objectives.

Organic Growth by Adding Nursery Centers

In addition to acquisitions, organic growth is a key pillar of our expansion strategy. We have initiated a planned strategy aimed at establishing new greenfield and brownfield nursery centers in locations that bridge our existing East and West hubs. This approach will allow us to strengthen our regional clusters, ensure operational support consistency, and maintain uniform brand standards and educational quality. Each new site will be positioned within the mid-to-premium segment, replicating our proven model of high-quality provision and sustainable occupancy growth from the outset. This strategy follows a disciplined and data-driven model commonly adopted by leading operators in the early-years education sector. This involves identifying high-potential catchment areas within commuting distance of our existing hubs, securing suitable premises (either through acquisition, long-term lease, or development partnerships), and applying our standardized design, curriculum, and operational frameworks to ensure rapid ramp-up and consistent quality delivery.

In line with this strategy, we are actively monitoring local market opportunities. For example, we regularly review new housing developments that include designated childcare facilities, and we have begun to participate in competitive tenders for such sites. In addition, we are currently in discussions to acquire the premises of a recently closed nursery, with the intention of refurbishing and reopening it under our brand and quality standards.

Increasing Capacity and Occupancy Rates at Existing Nursery Centers

We continuously assess opportunities to grow our revenue and improve our operational efficiency within our existing portfolio of nursery centers through capacity enhancement, improved utilization of existing spaces and strategic geographic expansion. With regard to our existing centers, our growth strategy primarily consists of re-planning the current space and use, extending sites to increase the effective square footage of the centers and improving occupancy rates. We conduct regular site assessments to evaluate whether additional childcare capacity can be created within our current settings, based on the physical characteristics of each property and Ofsted’s space requirements. For example, following our acquisition of the Frogmore Montessori center, we immediately refurbished the center to increase its registered capacity by 17 places. Similarly, in May 2025, we reconfigured our Muddy Boots-The Farm center’s age-group distribution and room allocation, resulting in a net capacity increase of six places without expanding the building footprint. Beyond structural improvements, our operational teams monitor enquiry and registration trends over a rolling 36-month horizon, using data-driven forecasts to reallocate rooms and age groups proactively. This enables us to maximize space utilization, enhance flexibility across age groups, and respond effectively to local demand dynamics.

In addition to physical reconfiguration, we aim to implement a range of initiatives to drive higher occupancy and sustain long-term demand. These include targeted marketing and community engagement to attract new families, ongoing refurbishment and facility enhancements such as outdoor play areas and gardens to improve the learning environment, continuous staff development programs to maintain high childcare quality and compliance with EYFS standards, and strengthened parent communication through regular feedback, events, and digital tools to foster trust and retention. Together, these measures complement our capacity optimization efforts and position us to increase occupancy rates across our portfolio while maintaining high standards of care and operational excellence.

Adding Adjacent Offerings

As part of our growth strategy, we intend to make acquisitions and/or strategic investments in complementary sectors, in particular SEND and online tutoring, while continuing to expand our nursery operations. By extending our business into complementary sectors, ultimately we aim to provide parents and children with a one-stop shop for educational services, expanding our client base and serving our clients for longer periods of time, including post-nursery years and teenage years. In addition, adjacent areas generate economies of scale due to our centralized support function as our business grows. Furthermore, SEND and online tutoring are high demand areas which offer higher margins than our core nursery business and will support increased profitability of our operations.

In the mid-term, these investments may be in the form of acquisitions of SEND schools that we will operate or strategic minority equity investments. We seek to foster holistic child development, by offering high-quality early years education, SEND education, and online tutoring tailored to individual needs, fostering academic, emotional, and social growth and creating a fully integrated educational ecosystem. Our goal is to build a comprehensive education service system that spans from early childhood to adolescence, with diversified revenue streams. By leveraging digital platforms such as online tutoring, we seek to reach learners beyond our physical footprint.

We have already completed our first investment in the SEND sector, and we are actively exploring additional verticals including online tutoring. With the cross-sector experience of our management and shareholders and our established quality systems, we are confident in our ability to enter new markets with strong early traction, leverage existing capabilities across service lines and build a more diversified and resilient revenue base.

The proceeds of this IPO will enable us to accelerate this expansion, supporting due diligence, staffing, licensing, and setup for these new initiatives.

SEND

In the special educational needs and disabilities (SEND) area, we intend to build on our minority equity investment in DPS Education Limited to integrate SEND pathways into our business, including by acquisitions of or further strategic equity investments in SEND businesses. We intend to develop our presence in the SEND area by building operational links between our SEND schools and our nursery centers, allowing earlier identification, better transition pathways, and shared expertise in supporting children with additional needs. The increasing prevalence of SEND schools offers an opportunity for us to expand with complementary services, creating integrated learning pathways. By integrating SEND into our existing education model, we can provide a comprehensive, inclusive educational experience for a wider range of children. In addition, SEND schools provide an opportunity for us to increase our profit margins, as their fees are higher than nurseries and they are fully funded by the government. On November 20, 2025, we entered into a joint venture arrangement with Metaverse School Limited to create an investment platform for our planned expansion into the provision of SEND schools. The investments will be made through a company called Belong Education Ltd., which is owned 80% by us and 20% by Metaverse School Limited.

Online Tutoring

We plan to enter the online tutoring sector in the United Kingdom through selective investments or acquisitions on an opportunistic basis. Increasing demand for tutoring offers an opportunity for us to expand our service offering and create integrated learning pathways. By integrating online tutoring services into our existing education model, we can provide a comprehensive, inclusive educational experience for a wider range of children. We intend to focus on 11+, GCSE, and A-Level tutoring, including both educator or artificial intelligence (“AI”)-led offerings, with an emphasis on Math and Science, supplemented by English, with an aim to expand online tutoring services to various subjects with the adoption of AI. We are currently evaluating long-standing, high-profitability online tutoring businesses focused on under 15-year-olds, and would consider an acquisition of or a minority investment in such businesses on an opportunistic basis. Specifically, we intend to only consider minority stakes in AI-based educational technology companies that have already demonstrated a paid revenue model. Our growth strategy over the next three years in the online tutoring space is limited to highly selective opportunities. Such investments will be pursued with the objective of diversifying revenue streams and increasing margins, while creating synergies that support and enhance our existing businesses. In this area we intend to leverage the expertise and experience of our indirect shareholder Jiayi Education Holdings, an education group with operations in China, and the experience of certain of our board members in the online education field. See “— Our Strategic Investments — Planned Strategic Investments — Online Tutoring.”

International Expansion

While consolidating our presence in the UK market, we are also currently assessing international expansion as a longer-term growth strategy, with an initial focus on Australia and a consideration of the North American market. We have identified Australia as an attractive market for our expansion for several reasons, including that it shares cultural and linguistic similarities with the UK, which reduces adaptation costs and ensures alignment in educational philosophy, and that its early childhood education framework is broadly compatible with the UK’s EYFS, creating a smoother operational transition. In addition, Australia’s strong government support for early childhood education, through subsidies and quality standards, underpins a stable and growing demand for premium services. As an immigration-driven economy, Australia offers a diverse and internationally minded customer base, which aligns well with our brand positioning. We are conducting research on the Australian early childhood education market and developing an actionable market entry plan. This initiative is currently at the preparatory stage, with initial work focused on market research, regulatory assessment, and partnership development.

Summary of Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under the “Risk Factors” section of this prospectus in deciding whether to invest in our ordinary shares. These important risks included, but are not limited to, the following:

Risks Relating to Our Business and Industry

•        We have a brief operating history and limited historical financial information, which makes it difficult to evaluate our business and prospects and increases the risks associated with an investment in our ordinary shares;

•        We have grown rapidly since our incorporation and we have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our financial performance may suffer and our company culture and brands may be harmed;

•        We have incurred operating losses in the past and may not achieve or maintain profitability in the future;

•        If we fail to identify and complete further acquisitions on favorable terms or at all, or fail to effectively integrate our acquisitions, our future growth could be adversely affected;

•        We are planning to expand into new business areas, in which we have limited experience and no operating history, and there can be no assurance that we will be successful; and

•        Potential reductions in the level of UK government funding for the early years education and childcare industry and customers could have a material adverse effect on our business.

Risks Relating to Our Operations

•        We depend on third-party suppliers for certain of our services, which exposes us to the risk of service failures by such suppliers;

•        We rely significantly on the use of information technology both in-house and by our third-party ser-vice providers. Any significant failure, inadequacy or interruption or data security incident of our information technology systems, or those of our third-party service providers, could harm our business and operations; and

•        Health and safety risks in our nursery centers could lead to regulatory penalties or reputational harm.

Risks Relating to Our Financial Condition and Financial Reporting

•        Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate cash required to sustain our operations;

•        Our ability to achieve and maintain profitability depends on our ability to offset our costs, particularly labor costs; and

•        Our indebtedness may increase, which could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk and prevent us from meeting our debt obligations.

Risks Relating to Legal and Regulatory Matters

•        All of our nursery centers are registered and regulated by Ofsted, and poor Ofsted ratings could materially harm our reputation, enrollment, revenue and ability to operate; and

•        Our business, financial condition and results of operations may be materially and adversely affected by various litigation and regulatory proceedings.

Risks Relating to this Offering and Ownership of Our Ordinary Shares

•        Our largest shareholders will continue to have significant influence over us after this offering;

•        We have broad discretion in the use of the net proceeds from this offering and may not use them effectively; and

•        We will be a foreign private issuer, and, as a result, we will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Corporate Information

We are a private company with limited liability incorporated pursuant to the laws of England and Wales on May 9, 2023. We are registered with the Registrar of Companies in England and Wales under number 14857880. A description of the material terms of our amended and restated articles of association to be in effect immediately prior to the completion of this offering, and our ordinary shares, is contained in the section entitled “Description of Share Capital and Articles of Association.”

Our principal executive office is located at 80 Coleman Street, Suite 6.05, London EC2R 5BJ, United Kingdom. The telephone number at this address is +44 20 4542 1887. Our website address is isteplearning.co.uk. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only. Our agent for service of process in the United States is Cogency Global Inc.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the benefits of this extended transition period provided under the JOBS Act for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenue of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We are an “emerging growth company” as the term is used in the JOBS Act and, as such, we are subject to certain reduced public company reporting requirements. See the applicable disclosure under the section captioned “Risk Factors — Risks Relating to Our Ordinary Shares and This Offering.”

Implications of Being a Foreign Private Issuer

We are a foreign private issuer, and, as a result, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company. Moreover, the information we are required to file with or furnish to the U.S. Securities and Exchange Commission, or the SEC, will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in England and Wales, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the            corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the            corporate governance listing standards. Currently, we generally plan to rely on home country practices with respect to our corporate governance after we complete this offering.

THE OFFERING

Ordinary shares offered by us	ordinary shares.
Ordinary shares to be outstanding after this offering	ordinary shares ( ordinary shares if the underwriter exercises its option to purchase additional ordinary shares from us in full).
Over-allotment option

We have granted the underwriter an option to purchase up to and additional 15% of the total number of ordinary shares offered hereby at the initial public offering price less underwriting discounts, within 45 days of the date of this prospectus.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $             million (or $             million if the underwriter exercises its option to purchase additional ordinary shares from us in full), assuming an initial public offering price of $            per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering, together with our existing cash and cash equivalents, for working capital and general corporate purposes, acquisitions and investments. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Lock-up

We have agreed with the underwriter, subject to certain customary exceptions, not to offer, pledge, sell, transfer, or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into, exercisable for, or exchangeable into our ordinary shares for a period of 180 days from the date of this prospectus, except with the prior written consent of the underwriter. In addition, all of our directors, executive officers and holders of 10% or more of our outstanding ordinary shares upon completion of this offering have agreed to the same restrictions for a period of 12 months from the date of this prospectus. All of our other shareholders have agreed to the same restrictions for a period of 180 days from the date of this prospectus, provided that any shares acquired by such shareholders prior to this offering from our directors, executive officers or holders of 10% or more of our outstanding ordinary shares upon completion of this offering will be subject to the 12-month restrictions. See “Underwriting” on page 124 for more information.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.
Dividend policy

The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors. We do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy” for additional information.

Listing	We have applied to list our ordinary shares on under the symbol “ ”.

The number of our ordinary shares outstanding is based on            ordinary shares outstanding as of June 30, 2025 and excludes:

•        19,500 ordinary shares issuable upon exercise of outstanding options under our share option plan, or the Share Option Plan, as of June 30, 2025; and

•        18,135 ordinary shares reserved for issuance pursuant to future awards under the Share Option Plan as of June 30, 2025.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•        no exercise by the underwriter of its option to purchase additional ordinary shares in this offering; and

•        no purchase of ordinary shares in this offering by directors, officers or existing shareholders.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

We prepare our consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB. The summary historical consolidated financial information presented as of June 30, 2025 and 2024 and for the years ended June 30, 2025 and 2024 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and notes thereto included elsewhere in this prospectus. The following tables present summary consolidated financial and other data as of the dates and for the periods indicated.

Consolidated Statement of Profit or Loss and Other Comprehensive Income Data:

	Fiscal Year Ended June 30,
	2024 (£)	2025 (£)	2025 ($)(1)
	(in thousands, except per share amounts)
Revenue	7,798	14,368	19,716
Cost of sales	(5,679)	(9,871)	(13,545)
Gross profit	2,119	4,497	6,171
Other income	14	23	32
Administration expenses	(4,765)	(6,293)	(8,635)
Impairment losses on financial assets	(15)	(26)	(36)
Operating loss	(2,647)	(1,799)	(2,468)
Finance costs	(131)	(549)	(753)
Finance income	14	6	8
Other financial items	—	31	43
Loss before tax	(2,764)	(2,311)	(3,170)
Tax credit	310	500	686
Loss for the year and total comprehensive expense	(2,454)	(1,811)	(2,484)

Earnings per share
Basic and diluted loss per share (pence)	(529)	(314)	(431)

____________

(1)      Translated solely for convenience into dollars at the rate of £1.00 = $1.3722.

Consolidated Statement of Financial Position Data:

The following table presents our consolidated statement of financial position data as of June 30, 2025 on:

•        an actual basis; and

•        a pro forma as adjusted basis to give effect to the sale by us of            ordinary shares in this offering at an offering price of $            per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2025
	Actual	As Adjusted(1)
	(in thousands)
Cash and cash equivalents	£1,784	£
Working capital(2)	(3,831)
Total assets	15,983
Total liabilities	12,474
Total shareholders’ equity	3,509

____________

(1)      Each $1.00 increase or decrease in the assumed initial public offering price of $            per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total equity by £            million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total shareholders’ equity by £            million, assuming no change in the assumed initial public offering price per ordinary share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)      Working capital is defined as current assets minus current liabilities.

Other Financial and Operating Data

	Fiscal Year Ended June 30,
	2024	2025
Average Daily Full-time Equivalent Days (FTED)(1)(2)	911.84	1,208.42
Occupancy Rate (%)(2)(3)	58.39	58.23
Adjusted EBITDA (in £ thousands)(4)	(996)	544

____________

(1)      The number of full days of nursery service available for purchase in a period, with each day equivalent to approximately 10 hours.

(2)      FTED capacity and Occupancy Rate presented for the fiscal year ended June 30, 2024 are from January 1, 2024 (when we first began calculating FTED capacity and Occupancy Rate) to June 30, 2024.

(3)      The average daily FTEDs purchased during the period divided by the average daily FTED capacity for that period.

(4)      The following table reconciles Adjusted EBITDA from the most directly comparable IFRS Accounting Standards measure, which is loss for the year.

	Fiscal Year Ended June 30,
	2024	2025
	(in £ thousands)
Loss for the year	(2,454)	(1,811)
Net interest expense	117	512
Tax credit	(310)	(500)
Depreciation, amortization and impairment	720	1,201
EBITDA	(1,927)	(598)
Impairment of property, plant and equipment	—	185
Impairment of intangible fixed assets	874	—
Leasehold dilapidation provision expense	—	896
Employee equity – settled share-based payment expense	57	61
Adjusted EBITDA	£(996)	£544

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making a decision to invest in our ordinary shares. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks and uncertainties. The trading price and value of our ordinary shares could decline due to any of these risks and uncertainties, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations.

Risks Relating to Our Business and Industry

We have a brief operating history and limited historical financial information, which makes it difficult to evaluate our business and prospects and increases the risks associated with an investment in our ordinary shares.

We began operations in September 2023 through our acquisitions of nursery groups Bambinos and The Nursery Family, and we have since grown mainly by making six additional acquisitions (comprising a total of 10 additional nursery centers). While we have been successful to date in leveraging our expertise and industry relationships to develop and expand our businesses, our business model has not been fully proven and we have limited financial information that can be used to evaluate our current business and future prospects, which subjects us to a number of uncertainties, including our ability to plan for, model and manage future growth and risks. Our historical revenue may not be indicative of our future performance. For example, our revenue growth has mainly been the result of acquisitions. We have also encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in regulated industries, including attracting and retaining customers, complying with laws and regulations that are subject to evolving interpretations and application and increasing competition and expenses as we expand our business. We cannot be sure that we will be successful in addressing these and other challenges we may face, and our business may be adversely affected if we do not manage these risks successfully. In addition, we may not achieve sufficient revenue to maintain positive cash flows from operations or profitability in any given period, or at all.

Given our limited operating history, you have little historical information upon which to evaluate our prospects, including our ability to execute our growth strategy. We cannot assure you that we will be able to implement our business objectives, that any of our objectives will be achieved or that we will be able to operate profitably. The results of our operations will depend on several factors, including the availability of opportunities for the acquisition, our ability to capitalize on any such opportunities, the availability of adequate short- and long-term financing, conditions in the financial markets and other economic conditions.

We have grown rapidly since our incorporation and we have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our financial performance may suffer and our company culture and brands may be harmed.

We have experienced substantial growth and development in a relatively short period of time, and we believe that our business will continue to grow for the foreseeable future. Since our incorporation in May 2023 and our combination with Bambinos and acquisition of The Nursery Family in September 2023, we have completed six additional acquisitions (comprising a total of 10 additional nursery centers) in the United Kingdom. The responsibilities of our management have increased as a result of this growth, placing significant strain on our managerial and operational resources. We will need to continue to improve our operational and financial systems and managerial controls and procedures to keep pace with our growth. We will also have to maintain close coordination among our operational, accounting, finance, marketing and sales and HR personnel. Management of growth will require, among other things:

•        the ability to integrate new and prior acquisitions into operations;

•        continued development of financial and management controls and information technology systems and their implementation in newly acquired businesses;

•        increased marketing activities;

•        hiring and training of new personnel; and

•        the ability to adapt to changes in the markets in which we operate, including increased competition and demand for services.

Any inability to successfully manage our growth or personnel needs could have a material adverse effect on our business, financial condition and results of operations.

We have incurred operating losses in the past and may not achieve or maintain profitability in the future.

We incurred operating losses in each of the first two fiscal years of our operations. We expect our operating expenses to continue to increase in the future as we continue to invest in our business and expand into new adjacent business areas and geographies. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue by an amount sufficient to offset our increased operating expenses or to become profitable. Our revenue growth may be slower than anticipated or our revenue may decline for a number of other reasons, which could include slowing demand for our services, insufficient growth in the number of customers that utilize our services, increasing competition, a decrease in the growth of our overall market, our failure to continue to capitalize on growth opportunities, including as a result of our inability to scale to meet such growth, increasing regulatory costs, or economic conditions that reduce demand for our services, among others. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition and results of operations could be adversely affected. If we are unable to generate adequate revenue growth and offset our operating expenses, we may continue to incur significant losses and may not be able to achieve or maintain profitability in the future.

If we fail to identify and complete further acquisitions on favorable terms or at all, or fail to effectively integrate our acquisitions, our future growth could be adversely affected.

Our success depends on our ability to implement our growth strategy. A key component of our growth strategy is the acquisition and integration of nursery centers in a timely, efficient and cost effective manner. If the plan is not properly implemented or not consistently implemented across each of our centers, there may be an adverse effect on our business and financial position. Since our incorporation in May 2023 and our combination with Bambinos and acquisition of The Nursery Family in September 2023, we have completed six additional acquisitions (comprising a total of 10 additional nursery centers) in the United Kingdom. We believe acquisitions will continue to form a central pillar of our growth strategy going forward. Our ability to successfully identify and complete further acquisitions will depend on many factors, including:

•        the availability of suitable acquisition opportunities;

•        obtaining any required financing on suitable terms;

•        the level of competition from other companies, which may have greater financial resources;

•        our ability to value potential acquisition opportunities accurately and negotiate acceptable terms for those opportunities; and

•        our ability to obtain approvals and licenses from the relevant governmental authorities and to comply with applicable laws and regulations without incurring undue costs and delays.

Acquisitions may also divert significant management time and attention from the ongoing development and operation of our business. Any of these factors could adversely affect our ability to identify and complete further acquisitions on favorable terms or at all. If we negotiate acquisitions that are not ultimately consummated, such negotiations could divert management time from core business activities and result in significant out-of-pocket costs.

Even if we are able to acquire other businesses, we may encounter challenges when integrating acquisitions into our business, including challenges that we cannot anticipate or foresee at the time of acquisition. If we fail to retain the existing clients of the acquired companies or to retain and assimilate such companies’ key personnel, the expected revenue and cost synergies associated with such acquisitions may not be realized in full or at all. The process of integrating any acquisitions may also take longer than expected. If we encounter any unforeseen legal, regulatory, contractual, employment or other issues or significant unexpected liabilities or contingencies, the integration process may be further delayed.

We may also fail to effectively integrate the acquired business into our financial reporting, information technology and/or risk management frameworks. As our business continues to grow, we will be required to further develop and enhance our managerial, operational and other resources and to embed effective internal controls and governance procedures at a rate that is commensurate to the growth of our business. If we fail to effectively manage the integration process, we may be subject to additional regulatory scrutiny and the potential for regulatory sanctions, increased compliance and other costs and damage to our reputation. After the integration process is complete, we may fail to realize the expected benefits of our acquisitions.

We are planning to expand into new business areas, in which we have limited experience and no operating history, and there can be no assurance that we will be successful.

Our business currently consists of operating nursery centers in the United Kingdom, but our growth strategy provides for expanding into new business areas such as special educational needs and disabilities, or SEND, and online tutoring for young people, in which we have limited experience and no operating history. In addition, our longer-term growth strategy includes expansion of our operations internationally. We may not be able to adapt our business effectively to include these new areas, and there can be no assurance that we will achieve the same level of success in these new business areas as we have in our nursery center business. In addition, the complexity of operating across multiple business areas and multiple jurisdictions increases the risk of strategic missteps, resource allocation challenges, and difficulty in maintaining a cohesive corporate strategy, which could adversely affect our ability to execute effectively and respond to competitive pressures.

Potential reductions in the level of UK government funding for the early years education and childcare industry and customers could have a material adverse effect on our business.

At present, the UK government provides substantial financial support to the UK early years education and childcare industry and customers. This support includes various initiatives for government funding provided to parents to reduce the cost burden on parents, making quality childcare more accessible. A significant amount of our revenue, approximately 49.2% in the fiscal year ended June 30, 2025, is attributable to such UK government assistance. In April 2024, the UK government initiated a historic expansion of free childcare, widely regarded as the largest public investment in UK early years education to date, offering 15 hours per week of funded childcare for eligible working parents of two-year-olds, with coverage extended to children from nine months in September 2024 and further expanded in September 2025 to provide 30 hours per week of free childcare for children from nine months to school age. We have benefited significantly from the recent expansion of free childcare in the United Kingdom, which favors scalable operators like us and which has driven higher occupancy and allowed us to scale our business efficiently. However, any reduction, delay in payment, or change in eligibility criteria for government funding, whether due to fiscal policy, budget constraints, or political decisions, could reduce parental demand for our services, necessitate nursery center fee increases that lower affordability or result in center closures. Such changes would have a material adverse effect on our revenue, cash flow, financial condition and results of operations.

Our due diligence in connection with acquisitions may not effectively identify, or the seller may omit to disclose, material matters that could expose us to legal proceedings or regulatory action or result in reputational harm and/or financial loss.

When conducting due diligence and assessing an acquisition target prior to completion, our management team and our legal and financial advisers rely on the resources available to them, including information and data regarding an acquisition target that the seller will have provided directly. Our management team and advisers may not be able to confirm the completeness, genuineness or accuracy of such information and data. As a result, we depend on the integrity and accuracy of the seller and any parties that act on the seller’s behalf. The due diligence process may also be expedited where we are seeking to take advantage of short-lived acquisition opportunities. As a result, the available information at the time of an acquisition decision may be limited, inaccurate and/or incomplete, and our management team and advisers may not have sufficient time to fully evaluate such information even if it is available.

The due diligence process may not reveal or highlight all relevant facts that may be necessary or helpful when we are evaluating an acquisition opportunity. For example, we may fail to identify or assess the magnitude of certain liabilities, shortcomings or other circumstances when we are determining the value of an acquisition target. We will also make subjective judgments about the results of operations, financial condition and prospects of an acquisition target. If the due diligence process fails to correctly identify material risks and liabilities, or if we consider such material risks to be commercially acceptable relative to the opportunity and we do not receive adequate recourse for such risks, we may not be able to recover our losses from the seller. We may also have to litigate to recover losses, which may be costly and divert management attention, and we may suffer reputational damage as a result.

The value of an acquisition target may also be affected by fraud, misrepresentation or omission by the seller, its advisers or other parties. Such fraud, misrepresentation or omission may artificially inflate our valuation of the acquisition target, causing us to overpay, or increase the risk that the acquired company is subject to unforeseen litigation or regulatory action after completion. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects. See also “Risks Relating to Our Financial Condition and Financial Reporting — We may incur significant tax risks and inherit significant tax liabilities in connection with our acquisitions.”

Our success depends on the continued contributions of our key personnel, and our ability to recruit, train, motivate and retain them.

Our success depends on the expertise and continued services of certain key personnel, including:

•        personnel involved in the management and development of our business;

•        educators; and

•        back-office staff involved in management of our control and support functions.

Attracting and retaining qualified early years educators remains a challenge. The demand for qualified educators in the market exceeds the supply, and this imbalance may continue or increase. This creates a risk that the quality of our service provided could be adversely affected by a lack of a sufficient number of qualified educators, leading to poor financial performance as well as damaging our reputation for high quality education and care. We have implemented competitive salary packages and extensive professional training programs to address workforce challenges. We compete with other nursery centers for educators. This competition is intense and may further intensify in the future. Salary levels for educators are sensitive to market compensation levels paid by competitors. Such competition may significantly increase our staff costs. If we lose staff to competitors, we may experience losses of capability, stakeholder relationships and expertise.

Our ability to recruit, train, motivate and retain qualified and highly effective personnel in all areas of our business and ensure that our employment contract terms are appropriate and preserve flexibility is an important driver of our future success. We must also retain and motivate employees as part of acquisitions we undertake, as the retention of employees of acquired businesses may be crucial to our ability to integrate such acquisitions into our business or to maintain the success of the businesses we acquired.

In addition, we are continuing to build out our senior management team, and our success will depend on hiring and retaining key management and the ability of our team to work collaboratively to achieve our goals.

If we fail to attract and retain qualified educators and other employees, lack the flexibility to make appropriate employment-related decisions due to unions or otherwise, incur increased costs associated with attracting and retaining personnel or fail to assess training needs adequately or deliver appropriate training, we may be unable to compete effectively. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

Changes in the demand for early childhood education and care services in the United Kingdom may adversely affect our business, financial condition and results of operations.

Our business currently consists of operating nursery centers in the United Kingdom and we expect this to remain our core business area for the foreseeable future. A shift in workforce demographics, office environments, and employer or other benefits, as well as declining birth rates, may result in decreased demand for nursery-based care and have a materially adverse effect on our business, financial condition and results of operations. If there is insufficient demand in the future to utilize the early childhood education and care services we are building, we would not realize the expected returns on our expansion efforts and our businesses, future operating results and financial condition would be adversely affected.

The market in which we operate is highly competitive, and competition could intensify. If we are unable to continue to compete effectively, our business may be materially adversely affected.

The early years education and childcare sector is highly competitive. We differentiate ourselves through a commitment to excellence in early years education and strong engagement with parents and communities. We have numerous current and potential competitors in the United Kingdom. Our main competitors vary by type, including national chains, regional groups and independent nursery centers. Some of our current and potential competitors may have larger client bases, more established name recognition and greater financial, marketing, technology and personnel resources than we do. Some of our competitors and potential competitors may offer services that are disruptive to current market structures and assumptions. Such factors may enable them to, among other things:

•        develop services similar to ours or new services that our clients prefer;

•        provide better services or provide services at lower costs;

•        provide new services more quickly and efficiently;

•        offer better, faster and more reliable technology;

•        take greater advantage of new or existing acquisitions, alliances and other opportunities;

•        more effectively market, promote and sell their services;

•        better leverage their relationships with their clients, including new classes of client; and/or

•        offer better contractual terms to their clients, including lower nursery fees.

Our competitors may develop new services or products that gain wide acceptance in the market, the development of which, or shifts in market practice as a result of which, could give relevant competitors a “first mover” advantage that may be difficult for us to overcome. Competitors may have a greater ability to offer new services or existing services to more diverse clients. Such factors may erode our market share or our current competitive advantages. Even if new or existing competitors do not significantly erode our market share or competitive positioning, they may offer their services at lower prices. If we are required to reduce our nursery center fees to remain competitive, our profitability may be adversely affected. Competitors may offer their services at a loss to attract new business, which could cause us to dramatically lower our commissions or risk losing clients.

If we are successful in expanding our business into the SEND and/or online tutoring areas or in expanding our operations internationally, the nature of our competition may change. In such areas we will face competition from established providers which may have greater resources, longer operating histories, and stronger brand recognition in those segments. These competitors may offer more comprehensive services, lower pricing, or superior technology, and we may encounter unforeseen competitive pressures, including rapid innovation, customer acquisition challenges, and regulatory complexities specific to these markets, any of which could materially impair our ability to achieve or sustain profitability in these new business areas and markets.

Because our success depends substantially on the value of our brands and reputation as a provider of choice, adverse publicity could impact the demand for our services and may adversely affect our business, financial condition and results of operations.

Damage to our reputation or brand could harm our business. We operate in the United Kingdom under nine nursery brands. Our success depends substantially on the value of our brands and our reputation for providing high-quality care and education services. Adverse publicity, whether or not justified, regarding any of our centers or employees, including allegations of poor performance, health and safety issues, or employee misconduct, could damage our reputation and our brand, reduce demand for our services, and adversely affect our business, financial condition and results of operations. For example, negative publicity about the quality of care at one of our centers could lead parents to seek alternative providers, resulting in decreased enrollment and revenue.

If we do not successfully attract new customers and retain and expand our businesses with existing customers to increase occupancy rates across our nursery centers, our revenues, cash flow, financial condition and results of operations would suffer.

If we are unable to attract new families or retain existing families and maintain or increase enrollment in our nursery centers, our revenue, cash flow, financial condition and results of operations would suffer. Our ability to grow revenue depends on maintaining and increasing occupancy levels across our centers. If we fail to attract new families due to, among other factors, competition, economic conditions, reputational issues, changes in government funding or shifts in parental work patterns, or if we experience higher-than-expected family turnover, our occupancy rates will decline, and our business, results of operations and financial condition will be adversely affected. Factors that could affect our ability to attract and retain customers include:

•        changes in employment patterns or economic conditions that reduce demand for childcare;

•        the availability and cost of alternative childcare options;

•        the quality of care and educational programs at our centers;

•        our pricing and the perceived value of our services;

•        the effectiveness of our marketing and sales efforts; and

•        the impact of regulatory changes or compliance issues.

A decline in enrollment or utilization could lead to underutilized capacity, increased fixed costs per child, and reduced margins. We may also incur costs to fill vacancies, such as temporary staffing or marketing expenses, which could further impact profitability. In addition, if we are unable to adjust our cost structure quickly enough in response to declining enrollment, our financial performance could be materially harmed.

Our culture and the culture of each of our brands have contributed to the success of our operations to date. If we are not able to maintain the focus on teamwork and quality delivery of childcare and education fostered by this environment, our business, financial condition and results of operations could be adversely affected.

Our culture, which emphasizes high-quality care, educator engagement, and a supportive work environment, has been a key driver of our success. If we fail to maintain this culture as we grow or due to changes in leadership, workforce dynamics, or operational pressures, we may experience reduced employee retention, lower service quality, and diminished parent satisfaction, any of which could adversely affect our business, financial condition and results of operations.

We are exposed to geographical concentration risks, as our operations are located entirely in the United Kingdom.

All of our operations are located in the United Kingdom. As a result, we are subject to heightened risks associated with operating in a single jurisdiction, including changes in the United Kingdom’s laws and regulations relating to early years education, economic downturns in the United Kingdom, and other localized events. The rising cost of living in the United Kingdom, particularly increases in wages, utilities, and supplies, could affect our profitability. Any such adverse developments could have a material adverse effect on our business, financial condition and results of operations.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The estimates and forecasts included in this prospectus relating to size and expected growth of our target markets may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasts included in this prospectus, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Risks Relating to Our Operations

We depend on third-party suppliers for certain of our services, which exposes us to the risk of service failures by such suppliers.

We rely on third-party suppliers for information technology services, payroll processing at certain subsidiaries, human resources information systems, and support for other back-office services. Any disruption in these third-party services, whether due to system failures, cyberattacks, or vendor insolvency or other factors, could result in payroll errors, regulatory non-compliance, or disruptions in center operations, any of which could harm our reputation, increase costs, and adversely affect our business, financial condition and results of operations.

We rely significantly on the use of information technology both in-house and by our third-party service providers. Any significant failure, inadequacy or interruption or data security incident of our information technology systems, or those of our third-party service providers, could harm our business and operations.

We rely significantly on information technology systems, including those operated by third-party service providers, for enrollment, billing, payroll, and center operations. Any significant failure, inadequacy, interruption, or security breach of these systems, whether due to cyberattacks, system outages, or vendor issues or other factors, could disrupt our ability to serve children and families, process payments, or maintain regulatory compliance, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. For example, a cyberattack targeting our enrollment system could prevent parents from registering children or accessing accounts, leading to lost revenue and reputational harm. We also face risks from third-party disruptions, such as if a payroll provider experiences an outage, which could delay employee payments and affect staff retention. Although we have implemented security measures and business continuity plans, these may not be sufficient to prevent or mitigate all potential incidents, and insurance coverage may not fully cover losses.

In addition, as part of our normal business activities, we collect and store certain confidential information, including personal information with respect to parents, children and employees, and the success of our business depends on the secure transmission of confidential and personal data over public networks, including the use of cashless payments. We may share some of this information with third-party service providers who assist us with certain aspects of our business. Any failure on the part of us or our third-party service providers to maintain the security of this confidential data and personal information, including via the penetration of our network security (or those of our third-party service providers) and the misappropriation of confidential and personal information, could result in business disruption, damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings and private litigation, any or all of which could result in us incurring potentially substantial costs. Such events could also result in the deterioration of confidence in us by employees and clients and cause other competitive disadvantages.

Security incidents compromising the confidentiality, integrity and availability of our confidential or personal information and our third-party service providers’ information technology systems could result from cyberattacks, computer malware, viruses, social engineering (including spear phishing and ransomware attacks), credential stuffing, supply chain attacks, efforts by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations, errors or malfeasance of our personnel and security vulnerabilities in the software or systems on which we and our third-party service providers rely. The techniques used by criminals to obtain unauthorized access to systems or sensitive data change frequently, are constantly evolving and often are not recognized until after being launched against a target, and accordingly, we may be unable to anticipate these techniques or implement adequate preventative measures and there may be a significant delay between the initiation of an attack on our information technology systems and our recognition of the attack. Thus, a disruption, cyberattack or other security breach of our information technology systems or infrastructure, or those of our third-party service providers, may go undetected for an extended period and could result in the theft, transfer, unauthorized access to, disclosure, modification, misuse, loss or destruction of our employee, representative, client, vendor, consumer and/or other third-party data, including sensitive or confidential data, personal information and/or intellectual property. While we have taken measures designed to protect the security of the confidential and personal information under our control, we cannot assure you that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats.

See also “— Risks Relating to Legal and Regulatory Matters — Laws and regulations relating to data privacy, the processing of personal information and cross-border data transfer restrictions are complex and continue to evolve and may subject our business to increased costs, legal claims, fines or reputational damage.”

Health and safety risks in our nursery centers could lead to regulatory penalties or reputational harm.

We operate nursery centers that provide care for young children, and any failure to comply with health and safety standards, including those related to nutrition, sanitation, supervision, and emergency preparedness, could result in citations, fines, license revocations, or lawsuits from families or regulators. For example, incidents involving child injuries, illness outbreaks, or inadequate supervision could trigger investigations by the Office of Standards in Education, Children’s Services and Skills (“Ofsted”) in the United Kingdom or the local authorities in which our nursery centers are located, potentially leading to temporary or permanent closures of affected centers. Such events could also damage our reputation, reduce enrollment, and increase insurance premiums, having a material adverse effect on our business, financial condition, and results of operations.

If we lose access to our premises or become unable to operate from our facilities, our ability to conduct our business may be limited.

Our employees operate from premises that provide the necessary facilities and systems to enable them to carry out their roles. Our centers could be damaged or disrupted by natural disasters, accidents, or other events, which could negatively impact our operations and financial condition. Our disaster recovery sites, work-from-home policies and capabilities and business continuity plans may not cover all activities within our business. Any such damage or disruption could result in the closure of one or more centers, either temporarily or permanently, leading to lost revenue, increased operating costs, and reputational harm. For example, a fire, flood, or structural failure at a center could prevent us from providing services to children, trigger regulatory investigations, and require significant capital expenditures to repair or relocate. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

Various factors beyond our control, including pandemics, terrorist attacks or natural disasters, may adversely affect our business.

Our business could be significantly affected by major events such as pandemics, terrorist attacks, natural disasters or extreme weather conditions, fires, power shortages, civil unrest or strikes. It is not possible to fully mitigate these risks and their related impacts.

Our insurance may not fully cover losses from property damage, liability claims, or business interruptions.

Our insurance may not fully cover losses from property damage, liability claims, or business interruptions. We carry insurance for risks such as fire, flood, general liability, and cyber incidents, but coverage limits, exclusions, or high deductibles may result in significant uninsured costs. In the event of a major incident, such as a center fire, cyber breach, or widespread operational disruption, we may incur substantial expenses not covered by insurance, including repair costs, legal liabilities, and lost revenue, which could materially and adversely affect our business, financial condition, and results of operations. There is also no guarantee that if a major event occurs, we will be able to secure adequate insurance cover in the future.

Our ability to find affordable real estate and renew existing leases on terms acceptable to us may affect our operating results.

We lease all of our principal properties, including our nursery centers and our registered office. Our ability to effectively obtain real estate leases to open new nursery centers depends on the availability of and our ability to identify cost-effective property that meets our criteria for site convenience, demographics, square footage, lease economics, licensing regulations and other factors. We also must be able to cost effectively negotiate or renew our existing center leases at attractive rental rates. If we cannot renew leases for an appropriate term, it may affect enrollment should parents become concerned with the length of time a center will remain open in a particular location. In addition, in certain markets, we may seek to downsize, consolidate, reposition or close some of our locations, which in some cases requires a modification to an existing center lease. Failure to secure adequate new locations or successfully modify existing leases, or failure to effectively manage rent cost, could have an adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Financial Condition and Financial Reporting

Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate cash required to sustain our operations.

We require a significant amount of cash to sustain our operations. Our ability to meet our liquidity needs is dependent on our future operating performance, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our cash flows and capital resources are insufficient to fund our operations and our obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital. For example, since our inception we have largely been dependent on loans from our shareholders and related parties to fund our operations. We currently have approximately £1.1 million in outstanding loans due to certain of our directors and shareholders, as compared of £2.4 million as of June 30, 2025. While they have agreed not to seek repayment if that would jeopardize our ability to meet our liabilities, these loans are repayable on demand. In addition, in part due to liquidity concerns, in November 2024, we obtained a £1.1 million 12-month bridging loan, which we repaid in May 2025 with the proceeds of a sale-and-leaseback transaction in respect of properties that we owned. We may not be able to effect any alternative measures to address liquidity constraints on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to sustain our operations and meet our obligations.

Our ability to achieve and maintain profitability depends on our ability to offset our costs, particularly labor costs.

Hiring and retaining key employees and qualified personnel, including educators, is critical to our business. Labor costs constitute our largest expense. Because we are primarily a service business, inflationary factors and regulatory changes that contribute to wage and benefits cost increases result in significant increases in the costs of running our business. We expect to pay employees at rates above the minimum wage, but increases in the statutory minimum wage rates could result in a corresponding increase in the wages and benefits we pay to our employees. From time to time, legislative proposals are made or discussed to increase the National Minimum Wage or National Living Wage in the United Kingdom. If any of these proposals are successful resulting in an increase in the national minimum wage, such an increase could result in an increase in the wages and benefits we pay. Additionally, competition for educators could result in significant increases in the cost of running our business. Our success depends on our ability to continue to pass along these costs to our families and to meet our changing labor needs while controlling costs. In the event that we cannot increase the price for our services to cover these higher wage and benefit costs without reducing family demand for our services, our margins could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations as well as our growth. See also “— Risks Relating to Our Business and Industry — We have incurred operating losses in the past and may not maintain profitability in the future.”

Our indebtedness may increase, which could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk and prevent us from meeting our debt obligations.

As of June 30, 2025, we had an aggregate amount of approximately £8.2 million of outstanding indebtedness, which principally consists of loans from shareholders and related parties and our property leases, which are recorded in our balance sheet as right-of-use assets and lease liabilities, for which there is an imputed finance cost recorded on our consolidated statement of profit or loss. None of our existing indebtedness bears interest at a variable rate. Our indebtedness, including any increased indebtedness, could have adverse consequences, including:

•        exposing us to the risk of increased interest rates to the extent any of our borrowings in the future are at variable rates of interest;

•        increasing our cost of borrowing;

•        increasing our vulnerability to adverse economic, industry or competitive developments;

•        requiring a substantial portion of cash flow from operations to be dedicated to the payments on our indebtedness, reducing our ability to use cash flow to fund our operations, capital expenditures and future business opportunities;

•        making it more difficult for us to satisfy our obligations with respect to our indebtedness, including restrictive covenants and borrowing conditions, which could result in an event of default under the agreements governing such indebtedness;

•        restricting us from making strategic acquisitions or causing us to make nonstrategic divestitures;

•        limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

•        limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Any such fluctuation in the financial and credit markets, or in the rating of us or our subsidiaries, may impact our ability to access debt markets in the future or increase our cost of current or future debt, which could adversely affect our business, financial condition or results of operations.

Our results of operations may fluctuate on a periodic basis, and such fluctuations may be particularly pronounced in the near and medium terms given the early stage of the development of our businesses.

Our revenue and results of operations fluctuate with the seasonal demands for nursery and childcare services. Enrollments at centers are generally higher in the spring and fall back-to-school period and lower during the summer and calendar year-end holidays when families may be on vacation or utilizing alternative childcare arrangements. We may be unable to adjust our expenses on a short-term basis to minimize the effect of these fluctuations in revenue. Our semi-annual results of operations may also fluctuate based upon the number and timing of nursery center openings and/or closings, acquisitions, the performance of new and existing centers, the contractual arrangements under which centers are operated, the change in the mix of such contractual arrangements, competitive factors and general economic conditions. The inability of existing nursery centers to maintain their current enrollment levels and profitability, the failure of newly opened centers to contribute to profitability could result in additional fluctuations in our future operating results on a periodic basis.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.

The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenues and expenses that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from our assumptions, our results of operations may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.

We may incur significant tax risks and inherit significant tax liabilities in connection with our acquisitions.

We may be exposed to significant tax risks in connection with our acquisitions, including risks relating to any restructuring measures that we may implement to achieve a tax-efficient structure. It may not be possible to implement any such measures prior to or immediately following the relevant acquisition, and the tax authorities may challenge such measures once they have been implemented. In addition, we may inherit significant tax liabilities in connection with an acquisition, either because we consider such tax liabilities to be commercially acceptable relative to the acquisition opportunity or because such tax liabilities were not identified as part of the due diligence process. Any recourse available under the related acquisition agreements may not fully protect us from such risks. If these tax exposures materialize in the future, we may incur significant costs due to possible reassessments, interest on late payments or fines and penalties, which could adversely affect our business, financial condition, results of operations and prospects.

Becoming a public company will increase our compliance costs significantly and require the expansion and enhancement of a variety of financial and management control systems, infrastructure and the hiring of significant additional qualified personnel.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules of the SEC and            , have imposed various requirements on public companies, including requirements to establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors, on our board committees or as our executive officers. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These rules and regulations are currently subject to substantial modification and expansion and may increase our costs in the future.

Our financial position and results of operations could be adversely affected by changes in taxation rates and regimes, failure to comply with tax requirements, and from challenges by tax authorities.

Changes in tax laws or regulations, or in the interpretation or enforcement of existing tax laws or regulations, could adversely affect our business, results of operations and financial condition. We are subject to various tax laws and regulations in the United Kingdom. Changes in tax laws or regulations in the United Kingdom, or changes in the interpretation or enforcement of existing tax laws or regulations, could increase our tax liability or reduce our tax benefits, which could have a material adverse effect on our business, results of operations and financial condition. For example, changes in UK tax laws could affect our ability to utilize tax losses or other tax attributes, or could increase our effective tax rate. In addition, tax authorities in the United Kingdom may challenge our tax positions, which could result in additional tax liabilities, penalties or interest.

If we fail to establish and maintain proper and effective internal controls over financial reporting, our ability to produce accurate and timely financial statements could be impaired.

As a public company, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors that addresses the effectiveness of our internal control over financial reporting. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Implementing any changes to our internal controls may distract our executive officers and employees from their operational and managerial tasks, burden our infrastructure and systems and increase our operating expenses. Moreover, we may not be able to implement improvements to our internal control over financial reporting in a timely manner and may not be able to maintain the effectiveness of our internal control over financial reporting in the future. If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired. As a result, our shareholders could lose confidence in our reported financial information, which could harm our business and the market price of our ordinary shares.

Management will be required to assess the effectiveness of our internal controls annually. However, for as long as we are an EGC under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Risks Relating to Legal and Regulatory Matters

All of our nursery centers are registered and regulated by Ofsted, and poor Ofsted ratings could materially harm our reputation, enrollment, revenue and ability to operate.

All of our nursery centers are registered and regulated by Ofsted. A poor Ofsted rating for one or more of our nursery centers could materially harm our reputation, enrollment, revenue and ability to operate. Specific potential consequences of poor Ofsted ratings include loss of enrollment through parents withdrawing children, suspension of registration, forcing temporary or permanent closure of a center, ineligibility for local authority funding, reputational damage, and increased costs for improvement measures. While we maintain group-wide quality assurance audits, central safeguarding oversight and rapid-response improvement teams, we cannot guarantee that every inspection will result in a “Good” or better Ofsted rating. A poor rating at even one high-profile nursery center could materially adversely affect our business, results of operations, financial condition and prospects.

Our business, financial condition and results of operations may be materially and adversely affected by various litigation and regulatory proceedings.

We are subject to litigation and regulatory proceedings in the normal course of business and could become subject to additional claims in the future. These proceedings have included, and in the future may include, matters involving personnel and employment issues, workers’ compensation, personal and property injury, disputes relating to acquisitions, governmental investigations and other proceedings and allegations of inappropriate, or illegal or harmful acts to children at our childcare centers or sites or through a third-party provider. We are, have also from time to time been, and in the future may be, subject to claims and matters alleging negligence, inadequate supervision, illegal, inappropriate, abusive or neglectful behavior, health and safety, or other grounds for liability arising from injuries or other harm to the people we serve, primarily children. We cannot be certain of the ultimate outcomes of any such claims, and resolution of these types of matters against us may result in significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could materially and adversely affect our business, financial condition and results of operations. See also “— Risks Relating to Our Business and Industry — Our due diligence in connection with acquisitions may not effectively identify, or the seller may omit to disclose, material matters that could expose us to legal proceedings or regulatory action or result in reputational harm and/or financial loss” and “— Health and safety risks in our nursery centers could lead to regulatory penalties or reputational harm.”

Changes in laws and regulations could impact the way we conduct business.

Laws, regulations, registration requirements, and statutory guidance impacting early years education, childcare, and before- and after-school programs in the United Kingdom frequently change, and the ultimate cost of compliance cannot be precisely estimated. Ofsted and local authorities generally review, among other things, the suitability of premises and equipment, minimum space standards, ratios of staff to children, qualifications and suitability of staff, record keeping, dietary requirements, the Early Years Foundation Stage (EYFS) curriculum, employee vetting, compliance with health, safety and welfare requirements, data protection obligations under the UK Data Protection Act 2018 and the EU General Data Protection Regulation as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union Withdrawal Act 2018 (collectively, the “UK GDPR”), and overall center quality. Failure of a center to meet the requirements of the EYFS framework, the Childcare Act 2006 (as amended), or any applicable regulations could result in enforcement action, including improvement notices, welfare requirements notices, suspension or cancellation of registration on Ofsted’s Early Years Register or Childcare Register, curtailment of funded hours, or, in serious cases, disqualification from providing nursery services, and could require significant expenditure to bring our centers into compliance or lead to the closure of the relevant center. Ofsted and other regulators publish inspection reports and may issue public enforcement notices for major or minor breaches, which could damage our reputation and result in loss of occupancy in a setting or market. In addition, unforeseen changes in statutory ratios, funding conditions under the early years entitlement, or the EYFS framework could have an adverse impact on our operations.

In addition, our strategy to expand our business into the SEND and/or online tutoring areas could cause us to become subject to additional regulations in new or existing markets. We may need to invest in additional resources to meet these requirements, such as additional risk management and compliance resources. In certain cases, we may be unfamiliar with these additional regulatory requirements, which could increase the cost of compliance and the risk of infringement. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

Laws and regulations relating to data privacy, the processing of personal information and cross-border data transfer restrictions are complex and continue to evolve and may subject our business to increased costs, legal claims, fines or reputational damage.

We are subject to data protection and privacy laws and regulations in the UK. These laws and regulations are constantly evolving and can be expected to result in increasingly rigorous legislative monitoring of our compliance, and more stringent enforcement and sanctions for non-compliance. In particular, we are subject to the UK GDPR, which imposes stringent requirements for handling personal data of individuals in the UK. These requirements include, among other things, providing detailed disclosures about how we collect, use and disclose personal data of our customers; obtaining valid consent for certain types of processing activities; granting data subjects certain rights, including the right to access, rectify, port and erase their personal data; and establishing and maintaining a system of appropriate technical and organizational measures to ensure a level of security appropriate to the risk presented by our processing of personal data. The UK GDPR also imposes strict obligations on service providers to ensure that any processing of personal data remains compliant, and to promptly notify data controllers of any breaches of security affecting personal data. These obligations may be enforced by the UK Information Commissioner’s Office, or ICO. These laws and regulations are complex and may conflict, and any failure or perceived failure to comply with them could result in claims, changes to our business practices, monetary penalties, increased cost of operations or other harm to our business. In addition, the introduction of the UK GDPR has led to a number of proposed amendments and additional regulations, which may result in further changes to our business practices and increase our compliance costs. To the extent we store and process personal data of our children and their families, including their names and addresses, we may be subject to investigations, regulatory enforcement actions, significant monetary fines, civil lawsuits, criminal prosecution or reputational damage. Any such actions could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to adequately protect our intellectual property rights, our business, financial condition and results of operations may be materially and adversely affected.

Our brands (including nursery center names, logos and domain names) and our UK trademarks are valuable assets. Certain elements of our curriculum may also qualify for copyright or database-right protection. We rely on UK trademark registrations, common law protections, confidentiality agreements and staff training to safeguard these assets. These laws are subject to change at any time and certain agreements may not be fully enforceable, which could restrict our ability to protect our intellectual property rights, including our brands and curriculum. Despite the measures we take, third parties may copy our branding or curriculum, challenge or infringe our trademarks or force us to re-brand if we unknowingly infringe others. Any successful challenge, infringement claim or enforcement action could be costly, distract management and could damage parent confidence in our nursery centers. If we cannot maintain exclusive use of our brands and curriculum, our ability to attract and retain families may suffer, which could materially adversely affect our business, financial condition and results of operations.

Risks Relating to this Offering and Ownership of Our Ordinary Shares

There has been no public market for our ordinary shares prior to this offering, and you may not be able to resell our ordinary shares at or above the price you paid, or at all.

Prior to this offering, there was no public market for our ordinary shares. Although we have applied to have our ordinary shares listed on            , we cannot assure you that a liquid public market for ordinary shares will develop. If an active public market for our ordinary shares does not develop following the completion of this offering, the market price of our ordinary shares may decline, and the liquidity of our ordinary shares may decrease significantly.

The initial public offering price for our ordinary shares will be determined by negotiation between us and the underwriter based on several factors, and we cannot assure you that the price at which the ordinary shares is traded after this offering will not decline below the initial public offering price. As a result, investors in our ordinary shares may experience a significant decrease in the value of their ordinary shares due to insufficient or a lack of market liquidity of our ordinary shares.

The price of our ordinary shares may be volatile, and you may lose all or part of your investment.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially due to many factors, including those described elsewhere in this prospectus, as well as the following:

•        actual or anticipated fluctuations in our revenue, financial condition and results of operations;

•        variance in our financial performance from the expectations of securities analysts;

•        announcements by us or our direct or indirect competitors of significant business developments, acquisitions or expansion plans;

•        changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business;

•        our involvement in litigation or regulatory actions;

•        sales of our ordinary shares by us or our shareholders;

•        changes in key personnel;

•        the trading volume of our ordinary shares;

•        publication of research reports or news stories about us, our acquired companies, our competition or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts; and

•        general macroeconomic conditions and interest rate levels.

As a result, volatility in the market price of our ordinary shares (including periods of market illiquidity) may prevent investors from being able to sell their ordinary shares at or above the initial public offering price or at all. These broad market and industry factors may materially reduce the market price of our ordinary shares, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our ordinary shares is low. As a result, you may suffer a loss on your investment.

In addition, stock markets have at times experienced extreme price and volume fluctuations. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.

The initial public offering price of our ordinary shares substantially exceeds the net tangible book value per ordinary share immediately after this offering. Therefore, if you purchase our ordinary shares in this offering, you will suffer immediate dilution of $             per ordinary share (or $             per ordinary share if the underwriter exercises its option to purchase additional ordinary shares from us in full) in net tangible book value after giving effect to the sale of ordinary shares in this offering at an assumed initial public offering price of $             per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. If we issue additional ordinary shares in the future, you will experience additional dilution. See “Dilution.”

The market price of our ordinary shares could be negatively affected by future issuances and sales of our ordinary shares.

Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of ordinary shares intend to sell, could reduce the market price of our ordinary shares. After giving effect to the issuance and sale of ordinary shares in this offering, we will have            ordinary shares outstanding (or            outstanding if the underwriter exercises its option to purchase additional ordinary shares from us in full). The ordinary shares sold in this offering or issuable pursuant to the equity awards we grant will be freely tradable without restriction under the Securities Act, except as described in the next paragraph with respect to the lock-up arrangements and for any of our ordinary shares that may be held or acquired by our executive officers, directors and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We have agreed with the underwriter, subject to certain customary exceptions, not to offer, pledge, sell, transfer, or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into, exercisable for, or exchangeable into our ordinary shares for a period of 180 days from the date of this prospectus, except with the prior written consent of the underwriter. In addition, all of our directors, executive officers and holders of 10% or more of our outstanding ordinary shares upon completion of this offering have agreed to the same restrictions for a period of 12 months from the date of this prospectus. All of our other shareholders have agreed to the same restrictions for a period of 180 days from the date of this prospectus, provided that any shares acquired by such shareholders prior to this offering from our directors, executive officers or holders of 10% or more of our outstanding ordinary shares upon completion of this offering will be subject to the 12-month restrictions. Such ordinary shares will, however, be able to be resold after the expiration of the lock-up periods, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up arrangements. The ordinary shares of certain of our affiliates will only be able to be resold pursuant to the requirements of Rule 144. See “Ordinary Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our ordinary shares after this offering.

In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ordinary shares. See also “— Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.”

Because we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, capital appreciation, if any, will be your sole source of potential gains and you may never receive a return on your investment.

Under current English law, a company’s accumulated realized profits must exceed its accumulated realized losses on a non-consolidated basis before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. We have not paid dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on our ordinary shares will be your sole source of potential gains for the foreseeable future, and you will suffer a loss on your investment if you are unable to sell your ordinary shares at or above the initial public offering price. Investors seeking cash dividends should not purchase our ordinary shares in this offering.

Our largest shareholders will continue to have significant influence over us after this offering.

Our largest shareholders, Jiayi International, Yang Meng, Dongyu (Patrick) Lou and Jun Wang (each as defined in “Principal Shareholders”), currently hold            %,            %,            % and            %, respectively, of our outstanding ordinary shares. As a result, upon consummation of this offering, Jiayi International, Yang Meng, Dongyu (Patrick) Lou and Jun Wang will own approximately            %,            %,            % and            %, respectively (assuming no exercise by the underwriter of its option to purchase additional ordinary shares in this offering), of our outstanding ordinary shares. As a result, our largest shareholders will continue to exercise significant influence over certain corporate matters. Additionally, this concentration of share ownership may also adversely affect the trading price of our ordinary shares, to the extent investors perceive disadvantages in owning ordinary shares in a company with significant shareholders.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our senior management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. The failure by our senior management to apply these funds effectively could result in financial losses, cause the price of our ordinary shares to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We will be a foreign private issuer, and, as a result, we will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•        the rules under the Exchange Act requiring the filing with the SEC of current reports on Form 8-K upon the occurrence of specified significant events; and

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which prohibits selective disclosures of material information. As a result, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status.

If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our executive officers, directors, and more than 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we will be a foreign private issuer, we will be permitted to, and we intend to, rely on exemptions from certain             corporate governance requirements, and therefore, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all             corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of            , provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this foreign private issuer exemption with respect to the following: (i) the quorum requirements applicable to the meetings of shareholders, (ii) shareholder approval requirements for issuances of securities in connection with stock option or purchase plans that are established or materially amended or other equity compensation arrangement that is made or materially amended, (iii) the shareholder approval requirements for the issuance of more than 20% of the outstanding ordinary shares of the issuer, (iv) the requirement to have a compensation committee composed entirely of independent directors who satisfy the additional independence requirements specific to compensation committee membership and (v) the requirement that our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all            corporate governance requirements.

We will be an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We will be an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we will be permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•        being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

•        not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•        reduced disclosure obligations regarding executive compensation; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In this prospectus, we have only provided two years of audited financial statements and have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our ordinary shares less attractive if we rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of June 30, (ii) the end of the fiscal year in which we have total annual gross revenue of $1.235 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) the last day of our fiscal year following the fifth anniversary of the completion of this offering.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

English law provides that, subject to certain exceptions (including the allotment, or the grant of rights to subscribe for or convert any security into shares, in pursuance of an employees’ share scheme), a board of directors of a public limited company may only allot shares (or grant rights to subscribe for or convert any security into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant ordinary shareholder resolution passed by shareholders at a general meeting.

English law also generally provides shareholders with preemptive rights when new shares are issued for cash, except that such rights do not apply to the allotment of equity securities that would, apart from any renunciation or assignment of the right to their allotment, be held under or allotted or transferred pursuant to an employees’ share scheme. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution, but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We expect to obtain authority from our shareholders to disapply preemptive rights in connection with the completion of this offering, which disapplication will need to be renewed upon expiration (i.e., at least every five years), but may be sought more frequently for additional five-year terms (or for any shorter period).

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years. See “Description of Share Capital and Articles of Association.”

If a United States person is treated as owning 10% or more of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation (“CFC”) in our group (if any). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions in respect of such income. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation.

Failure to comply with these obligations may subject a United States shareholder to significant monetary penalties, and may toll the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as a CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholder information that may be necessary to comply with the above obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

U.S. investors in our shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

The rules governing “passive foreign investment companies” (“PFICs”) can have adverse effects on United States Holders (as defined below in “Tax Considerations — Certain U.S. Federal Income Tax Considerations”) for U.S. federal income tax purposes. The determination of whether we are a PFIC, which must be made annually after the close of each taxable year, depends on the particular facts and circumstances and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (including goodwill and other intangible assets), which will be affected by how, and how quickly, we spend any cash that is raised in this offering or in any other subsequent financing transaction.

If we are a PFIC, a United States Holder would be subject to adverse U.S. federal income tax consequences, such as ineligibility for certain preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A United States Holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund, or QEF, or, if shares of the PFIC are “marketable stock” for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. United States Holders should be aware that, for each tax year, if any, that we are a PFIC, we can provide no assurances that we will satisfy the record keeping requirements of a PFIC, or that we will make available to United States Holders the information such United States Holders require to make a QEF election with respect to us, and as a result, a QEF election may not be available to United States Holders. For more information, see the discussion below under “Tax Considerations — Certain U.S. Federal Income Tax Considerations — Passive Foreign Investment Company.” You should consult your own tax advisors regarding the potential consequences to you if we are or were to become a PFIC, including the availability, and advisability, of, and procedure for making, QEF elections and mark-to-market elections.

It may be difficult to enforce a U.S. judgment against us or certain of our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

Only one of our directors and none of our executive officers are residents of the United States, and all of our assets and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. See “Enforcement of Civil Liabilities.” Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

Our articles of association contain exclusive jurisdiction provisions, which may impact the ability of shareholders to bring actions against us in certain jurisdictions or increase the cost of bringing such actions.

Our articles of association provide that the courts of England and Wales shall have the exclusive jurisdiction for resolving all actions or proceedings brought by a shareholder in its capacity as a shareholder or on our behalf against us, our directors, officers or other employees of our company, other than shareholder complaints asserting a cause of action arising under the Securities Act or the Exchange Act and that the U.S. District Court for the Southern District of New York will be the exclusive jurisdiction for resolving any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act, including applicable claims arising out of this offering. In addition, our articles of association provide that any person or entity purchasing or otherwise acquiring any interest in our shares is deemed to have notice of and consented to these provisions.

These choice of jurisdiction provisions may limit a shareholder’s ability to bring a claim in a forum that it considers favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive jurisdiction provisions (including exclusive federal jurisdiction provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive jurisdiction provisions in our articles of association. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, which permits investors to bring actions to enforce a duty or liability under the Securities Act in any state or federal court of competent jurisdiction. If a court were to find either choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action for any reason, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition. The courts of England and Wales and the U.S. District Court for the Southern District of New York may also reach different judgments or results than would other courts, including courts where a shareholder considering bringing a claim may be located or would otherwise choose to bring the claim, and such judgments may be more or less favorable to us than our shareholders.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under the laws of England and Wales. The rights of holders of ordinary shares are governed by English law, including the provisions of the UK Companies Act 2006 (the “Companies Act”) and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital and Articles of Association — Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections. The principal differences include the following:

•        Under English law, subject to certain exceptions and disapplications, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of ordinary shares or rights to subscribe for, or to convert securities into, ordinary shares for cash. Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;

•        Under English law, certain matters require the approval of not less than 75% of the shareholders who vote (in person or by proxy) on the relevant resolution (or on a poll of shareholders, by shareholders representing not less than 75% of the ordinary shares voting (in person or by proxy)), including amendments to our articles of association. This may make it more difficult for us to complete corporate actions deemed advisable by our board of directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;

•        In the United Kingdom, takeovers may be structured as takeover offers or as schemes of arrangement. Under English law, a bidder seeking to acquire us by means of a takeover offer would need to make an offer for all of our outstanding ordinary shares. If acceptances are not received for 90% or more of the ordinary shares to which the offer relates, under English law, the bidder cannot complete a “squeeze out” to obtain 100% control of our company. Accordingly, acceptances of 90% of our outstanding ordinary shares would likely be a condition in any takeover offer to acquire us, not 50% as is more common in tender offers for corporations organized under U.S. law. By contrast, a scheme of arrangement, the successful completion of which would result in a bidder obtaining 100% control of our company, requires the approval of a majority in number of the shareholders or class of shareholders present and voting either in person or by proxy at the meeting and representing 75% in value of the ordinary shares voting at the meeting for approval;

•        Under English law and our articles of association, shareholders and other persons whom we know or have reasonable cause to believe are, or have been, interested in our shares may be required to disclose information regarding their interests in our shares upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on certain transfers of the shares, withholding of dividends and loss of voting rights. Comparable provisions generally do not exist under U.S. law; and

•        Under our articles of association, the quorum requirement for a shareholder meeting is a minimum of two shareholders present in person or by proxy (or, if a corporation, by representative). Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.

Based on our current plans and market conditions, we believe that cash flows generated from our operations will be sufficient to satisfy our anticipated cash requirements in the ordinary course of business for the foreseeable future. However, we intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges. Accordingly, we may need to engage in equity or debt financings to secure additional funds. We may seek additional capital through a combination of public and private equity offerings, debt financings and strategic partnerships and alliances. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, and the terms of the securities may include liquidation or other preferences that may be senior to your rights as a holder of ordinary shares. Any indebtedness we incur would result in increased payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us and holders of our ordinary shares. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline, and holders of our ordinary shares may not agree with our financing plans or the terms of such financings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders in the United States unless we register the offer and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities, to endeavor to cause such a registration statement to be declared effective or to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in such a rights offerings and may experience dilution in your holdings.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our ordinary shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts or the content that they publish about us. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our or ordinary shares or change their opinion of our ordinary shares, our ordinary share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our ordinary share price or trading volume to decline.

EXCHANGE RATES

The following table presents information on the exchange rates between the British Pound and the U.S. dollar for the periods indicated. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the U.S. dollar on the last business day of each month during the relevant period indicated. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of British Pounds at the dates indicated. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of other financial data appearing in this prospectus.

	Year Ended June 30,
	2021	2022	2023	2024	2025
High	1.4188	1.3966	1.2815	1.3113	1.3754
Low	1.2469	1.2011	1.0703	1.2069	1.2158
Rate at end of period	1.3806	1.2162	1.2709	1.2640	1.3722
Average rate per period	1.3555	1.3244	1.2083	1.2596	1.2933

The following table sets forth, for each of the last six months, the low and high exchange rates for British Pounds expressed in U.S. dollars and the exchange rate at the end of the month based on the noon buying rate as described above.

	July 2025	August 2025	September 2025	October 2025	November 2025	December 2025 (through December 15)
High	1.3728	1.3572	1.3661	1.3481	1.3239	1.3428
Low	1.3220	1.3259	1.3351	1.3141	1.3044	1.3044
Rate at end of period	1.3320	1.3511	1.3443	1.3141	1.3239	1.3351

On December 15, 2025, the noon buying rate of the Federal Reserve Bank of New York for the British Pound was £1.00 = $1.3351.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $           million, assuming an initial public offering price per ordinary share of $            , which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and expenses of the offering that are payable by us (or approximately $           million if the underwriter exercises its option to purchase additional ordinary shares from us in full).

We intend to use the net proceeds we receive from this offering, together with our existing cash and cash equivalents, primarily for working capital and general corporate purposes, acquisitions and investments.

Each $1.00 increase (decrease) in the assumed initial public offering price per ordinary share would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by $            , assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase (decrease) of              ordinary shares in the number of ordinary shares offered by us would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by approximately $             million, assuming no change in the assumed initial public offering price per ordinary share. Expenses of this offering will be paid by us.

The expected uses of the net proceeds we receive from this offering represent our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenses may vary significantly depending on numerous factors. Accordingly, we will have broad discretion over the uses of the net proceeds in this offering and investors will be relying on the judgment of our management regarding the application of the net proceeds. In addition, it is possible that the amount set forth above will not be sufficient for the purposes described above.

Based on our planned use of the net proceeds of this offering and our current cash and cash equivalents, we estimate that such funds will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds from this offering in short- and intermediate-term interest-bearing obligations and certificates of deposit.

DIVIDEND POLICY

Since our incorporation, we have not declared or paid any dividends on any class of our issued share capital. We intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares. The declaration and payment of any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant. Our board of directors intends to regularly evaluate our capital allocation strategy, including the potential payment of dividends.

Under the laws of England and Wales, among other things, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital.

CAPITALIZATION AND INDEBTEDNESS

The table below sets forth our cash and cash equivalents, capitalization and indebtedness as of June 30, 2025:

•        on an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of         ordinary shares by us in this offering at the assumed initial public offering price of $         per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds therefrom as described under “Use of Proceeds.”

Investors should read this table in conjunction with our consolidated financial statements included in this prospectus as well as “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Except as disclosed below, there have been no significant changes in our capitalization since June 30, 2025.

	As of June 30, 2025
	Actual	As Adjusted(1)
	(in thousands)
Cash and cash equivalents(1)	£1,784	£
Debt, including current portion(1)	8,210
Shareholders’ equity:
Share capital	577
Share premium reserve	5,380
Share-based payment reserve	265
Merger difference reserve	(1,643)
Merger relief reserve	3,381
Accumulated losses	(4,451)
Total shareholders’ equity	3,509
Total capitalization	£11,719	£

____________

(1)      A $1.00 increase or decrease in the assumed initial public offering price of $          per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, share premium, total shareholders’ equity and total capitalization by approximately $          million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 ordinary shares in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, share premium, total shareholders’ equity and total capitalization by approximately $           million, assuming no change in the assumed initial public offering price of $           per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

(2)      Includes lease liabilities of £5.2 million. Debt, including current portion, as of December 18, 2025, is estimated to be approximately £6.6 million.

The number of our ordinary shares to be outstanding immediately after this offering is based on 576,923 of our shares outstanding as of June 30, 2025. The outstanding share information excludes:

•        19,500 ordinary shares issuable upon exercise of outstanding options under the Share Option Plan as of June 30, 2025; and

•        18,135 ordinary shares reserved for issuance pursuant to future awards under the Share Option Plan as of June 30, 2025.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and the as adjusted net tangible book value per ordinary share immediately following the consummation of this offering.

At June 30, 2025, we had a historical net tangible book value of $           million, corresponding to a net tangible book value of $          per ordinary share. Net tangible book value per ordinary share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding.

After giving further effect to the sale by us of            ordinary shares in this offering at the assumed initial public offering price of $           per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at June 30, 2025 would have been approximately $           million, representing $           per ordinary share.

This represents an immediate increase in net tangible book value of $           per ordinary share to existing shareholders and an immediate dilution in net tangible book value of $           per ordinary share to new investors purchasing ordinary shares in this offering at the assumed initial public offering price. Dilution in net tangible book value per ordinary share to new investors is determined by subtracting as adjusted net tangible book value per ordinary share after this offering from the assumed initial public offering price per ordinary share paid by new investors.

The following table illustrates this dilution to new investors purchasing ordinary shares in the offering.

Assumed initial public offering price		$
Historical net tangible book value per ordinary share as of June 30, 2025	$
Increase in net tangible book value per ordinary share attributable to this offering
As adjusted net tangible book value per ordinary share after this offering
Dilution in net tangible book value per ordinary share to new investors in this offering		$

If the underwriter exercises its option to purchase additional ordinary shares from us in full, our as adjusted net tangible book value after this offering would be $           per ordinary share representing an immediate increase in as adjusted net tangible book value of $           per ordinary share to existing shareholders and immediate dilution of $           per ordinary share in as adjusted net tangible book value per ordinary share to new investors purchasing ordinary shares in this offering, based on an assumed initial public offering price of $           per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Each $1.00 increase (decrease) in the assumed initial public offering price of $           per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value after this offering by $           per ordinary share and the dilution to new investors in the offering by $           per ordinary share assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table summarizes, on an as adjusted basis, as of June 30, 2025, (i) the total number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share paid by the existing shareholders and (ii) the total number of ordinary shares purchased from us by new investors in this offering at an assumed initial public offering price of $           per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us (in thousands, except share and per share amounts and percentages).

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Assumed Initial Public Offering Price Per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$	$
New investors		%	$	%	$	$
Total		%	$	%	$	$

The total number of ordinary shares reflected in the discussion and tables above is based on              ordinary shares outstanding as of June 30, 2025.

If the underwriter exercises its option to purchase additional ordinary shares from us in full, the following will occur:

•        the percentage of our ordinary shares held by existing shareholders will decrease to approximately            % of the total number of our ordinary shares outstanding after this offering; and

•        the percentage of our ordinary shares held by new investors will increase to approximately              % of the total number of our ordinary shares outstanding after this offering.

The share information above excludes:

•        19,500 ordinary shares issuable upon exercise of outstanding options under the Share Option Plan as of June 30, 2025; and

•        18,135 ordinary shares reserved for issuance pursuant to future awards under the Share Option Plan as of June 30, 2025.

To the extent these outstanding options or any newly issued options are exercised, there will be further dilution to the new investors purchasing ordinary shares in this offering.

SELECTED FINANCIAL DATA

The following tables summarize our consolidated financial data as of the dates and for the periods indicated. The selected consolidated financial data as of and for the years ended June 30, 2024 and 2025 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) and included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

Consolidated Statement of Profit or Loss and Other Comprehensive Income Data:

	Fiscal Year Ended June 30,
	2024 (£)	2025 (£)	2025 ($)(1)
	(in thousands, except per share amounts)
Revenue	7,798	14,368	19,716
Cost of sales	(5,679)	(9,871)	(13,545)
Gross profit	2,119	4,497	6,171
Other income	14	23	32
Administration expenses	(4,765)	(6,293)	(8,635)
Impairment losses on financial assets	(15)	(26)	(36)
Operating loss	(2,647)	(1,799)	(2,468)
Finance costs	(131)	(549)	(753)
Finance income	14	6	8
Other financial items	—	31	43
Loss before tax	(2,764)	(2,311)	(3,170)
Tax credit	310	500	686
Loss for the year and total comprehensive expense	(2,454)	(1,811)	(2,484)

Earnings per share
Basic and diluted loss per share (pence)	(529)	(314)	(431)

____________

(1)      Translated solely for convenience into dollars at the rate of £1.00 = $1.3722.

Consolidated Statement of Financial Position Data:

The following table presents our consolidated statement of financial position data as of June 30, 2025 on:

•        an actual basis; and

•        a pro forma as adjusted basis to give effect to the sale by us of            ordinary shares in this offering at an offering price of $            per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2025
	Actual	As Adjusted(1)
	(in thousands)
Cash and cash equivalents	£1,784	£
Working capital(2)	(3,831)
Total assets	15,983
Total liabilities	12,474
Total shareholders’ equity	3,509

____________

(1)      Each $1.00 increase or decrease in the assumed initial public offering price of $            per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total equity by £            million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total shareholders’ equity by £             million, assuming no change in the assumed initial public offering price per ordinary share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)      Working capital is defined as current assets minus current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We are an owner, operator and manager of early childhood education and care services in the United Kingdom, operating under nine brands. We provide high-quality care and education to children from three months to five years of age. Our company is headquartered in London, England, established in 2023 through the merger of two well-known nursery groups, Bambinos and The Nursery Family. Since our incorporation and our combination with Bambinos and acquisition of The Nursery Family, we have completed six additional acquisitions (comprising a total of 10 additional nursery centers) in the United Kingdom. We have a track record of making acquisitions that we carefully and efficiently integrate into our infrastructure, supplemented by organic growth.

We currently operate 23 nursery centers with a combined total capacity of 1,249 children at one time. Each of our nursery centers holds its own Ofsted registration and delivers early years education and childcare in accordance with our operational, safeguarding, and quality standards.

While our core business currently focuses on early childhood education, as part of our growth strategy we intend to expand into areas such as special educational needs and disabilities (SEND) and online tutoring for young people. We seek to foster the holistic development of children by providing a diverse range of high-quality educational services, and our vision is to create a leading integrated education group and recognized education brand anchored in early years education.

We generated £14.4 million and £7.8 million of revenue for the fiscal years ended June 30, 2025 and 2024, respectively. We have incurred operating losses since our inception, including net losses of £2.3 million and £2.8 million, respectively, for the years ended June 30, 2025 and 2024.

Key Factors Affecting Our Performance and the Comparability of Our Financial Results

Expansion through Acquisitions and Investments in New Capabilities

We have expanded our business substantially through acquisitions. As a result, we have substantially increased the scale of our business. Our long-term revenue growth depends upon the expansion of our footprint, through acquiring centers, opening new greenfield centers and investing in new service areas.

Since our incorporation in May 2023 and our combination with Bambinos and acquisition of The Nursery Family, we have completed six additional acquisitions (comprising a total of 10 additional nursery centers) in the United Kingdom. Our acquisition strategy is also focused on diversifying our educational service offering, as demonstrated through our acquisition of a minority equity interest in DPS Education Limited, which owns a SEND school, in January 2024.

The following table sets forth information on our six acquisitions made since our combination with Bambinos and acquisition of The Nursery Family.

Company Acquired	Month/Year of Acquisition	Number of Centers	Price Paid
MKM Childcare Limited	November 2023	3	£750,000
Frogmore Montessori Nursery	December 2023	1	£694,000
Muddy Boots Day Nurseries	February 2024	3	£838,814
Stepping Stones Day Nursery and Pre-School	April 2024	1	£771,281	(1)
Home from Home Day Nursery	May 2024	1	£901,806
Rocking Horse Nursery	October 2024	1	£600,000

____________

(1)      Includes purchase price of £679,856, plus contingent consideration payable over four years totaling £91,425.

Our revenue increased by 84.3% to £14.4 million for the year ended June 30, 2025 from £7.8 million for the year ended June 30, 2024, primarily attributable to the acquisitions we made during these two fiscal years. These acquisitions have materially increased the scale of our business. Our average daily FTEDs increased from 911.84 in the six months ended June 30, 2024 to 1,208.42 in the year ended June 30, 2025, and increase of 32.5%. Since our incorporation in May 2023 and our combination with Bambinos and acquisition of The Nursery Family, nine of the 10 nursery centers we acquired were acquired during the year ended June 30, 2024. In the year ended June 30, 2025, we generated £11.1 million of revenue, or 77.4% of our total revenue in the year ended June 30, 2025, from nursery centers that were acquired in the year ended June 30, 2024 as well as one acquired in October 2024.

Our results of operations for the years ended June 30, 2024 and June 30, 2025 were materially impacted by start-up costs, integration costs and impairment of intangible assets and goodwill. See “Components of Results of Operations — Administration Expenses” below. Repairs and maintenance mainly relates to leasehold dilapidation provision taken on our portfolio of property lease assets.

We are pursuing a similar growth strategy in future periods to further expand our business through additional acquisitions and investments in new capabilities. As a result, it may be difficult to compare certain periods of growth against our prior and future periods.

Central Support Expenditures

We support our nursery centers with the centralized infrastructure, which we regard as one of our competitive strengths. See “Business — Competitive Strengths.” Through our Support Team, we offer centralized operational support and resources including: quality assurance and curriculum oversight; human resources and recruitment support; training; safeguarding and compliance monitoring; marketing and occupancy management; finance and payroll; and operational planning. During each of the years ended June 30, 2024 and 2025, we incurred a significant amount of administrative expenses associated with our central support function, including among other things wages and salaries of management and administration employees totaling approximately £0.5 million and approximately £1.5 million, respectively, and recruitment, advertising and marketing and professional fees and other overheads. The amount of administration expenses attributable to our central support function level adversely impacted our financial results in both of these years. Administration expenses as a percentage of revenue decreased to 43.8% in the year ended June 30, 2025 from 61.1% in the year ended June 30, 2024, reflecting economies of scale generated by the expansion of our operations between the two years. Excluding right-of-use assets deprecation and intangible asset amortization, administration expenses as a percentage of revenue decreased to 38.2% in the year ended June 30, 2025 from 55.2% in the year ended June 30, 2024. Our management believes that, as we expand our business through acquisitions of further nursery centers, we will generate further economies of scale within our central support function, which will have a positive impact on our financial results.

Government Funding

The UK government places importance on supporting the childcare sector to enable parents to enter and remain in the labor market. This support includes various initiatives for government funding provided to parents to reduce the cost burden on parents, making quality childcare more accessible. A significant amount of our revenue, approximately 49.2% in the fiscal year ended June 30, 2025, is attributable to such UK government assistance.

We operate a balanced income model, integrating government-funded childcare places with privately paid places to support stability and sustainability. The government-funded childcare entitlement in England is typically calculated as 15 or 30 hours per week over 38 weeks (so called “term time”), totaling 570 or 1,140 hours per year. The split between our revenue received from the government and revenue received from parents largely represents the utilization of government funded hours during term time and the purchase by parents of additional hours outside of term time. Because our centers are open 51 weeks a year, we are able to efficiently utilize the available government funding by offering our families the ability to spread funded hours across 51 weeks. This means families receive approximately 11 or 22 funded hours per week throughout the year, instead of 15 or 30 hours during term time only.

Past and ongoing UK government policies, such as the expansion of funded entitlements from April 2024 through September 2025, are expected to increase demand but also enlarge the proportion of revenue subject to regulated funding rates. Any future changes to funding levels or pricing rules will therefore have a direct impact on margins, making close monitoring of policy developments essential. See “Business — UK Government Funding of Early Years Education.”

Part of our growth strategy includes expanding our business into the SEND market in the United Kingdom. For SEND schools in the United Kingdom, the nursery center fees are fully funded by local authorities, with the school itself directly receiving the government funding. For nursery centers that are providing SEND services as part of their nursery service (as opposed to in a fully dedicated SEND school), the nursery center incurs additional costs through requiring staff with appropriate qualifications to delivery SEND care and may require additional staff for one-on-one support if required. In such cases, nursery centers may be able to receive additional provider-level funding in the form of Disability Access Fund (DAF) payments, Early Years Pupil Premium (EYPP) and other local authority-administered inclusion or additional support funding.

Going forward, we anticipate continued cost pressures from rising staff wages, energy costs, and compliance requirements. While market rates can generally be adjusted to reflect these increases, the hourly rate paid by the government for government-funded for childcare remains below the private rates in most local markets. This structural shortfall limits our margin growth on government-funded hours, meaning operational efficiency, balanced occupancy, and mixed income streams will remain key to sustaining profitability.

See “Risk Factors — Potential reductions in the level of UK government funding for the early years education and childcare industry and customers could have a material adverse effect on our business,” and “Business — Operations and Growth — UK Government Funding of Early Years Education.”

Employee Compensation and Benefits

Employee compensation and benefits, which is driven primarily by salary levels and headcount of staff, has been the largest cost we have incurred since our incorporation, representing approximately 87% and 87% of our cost of sales and approximately 25% and 11% of our administration expenses, for the financial years ended June 30, 2025 and 2024, respectively. Employee compensation and benefits costs consist of short-term employee benefits (including wages and salaries and National Insurance costs), defined contribution pension costs and share-based payment expense. Employee compensation and benefits that relate to our nursery center employees are recorded under cost of sales, and employee compensation and benefits that relate to our management and administration team, who form our Support Team, are recorded under administration expenses.

Since our incorporation, our staff numbers have grown in line with acquisitions and organic enrolment increases, with a proportionate rise in payroll costs. For the year ended June 30, 2025, employee compensation and benefits increased by 84.0% to £10.1 million from £5.5 million for the year ended June 30, 2024, largely reflecting a 40.9% increase in average headcount, driven by acquisitions. The average number of our total employees (including full-time and part-time employees) for the year ended June 30, 2025 was 441, an increase of 42.2% as compared to 310 employees for the year ended June 30, 2024, as we expanded our business primarily through acquisitions. The average number of our employees who were management and administration employees for the year ended June 30, 2025 was 31, an increase of 55% as compared to 20 such employees for the year ended June 30, 2024. In the financial year ended June 30, 2025, our employee compensation and benefits costs were divided approximately 85% and 15% between our nursery centers employees and our management and administration employees, respectively.

The success of our business depends upon our ability to offer competitive services, which is underpinned by having a strong employee base, including educators, who help to provide our competitive services to our growing client base. Salary levels for nursery staff are sensitive to market compensation levels paid by our competitors. Our costs and profitability can also be affected by changes in the National Minimum Wage and inflation.

Regulation

We operate in a regulated jurisdiction and industry. Applicable regulations can have a significant effect on our revenue and profitability. Our business is subject to direct and indirect regulation by Ofsted and local authorities. See “Business — Regulation.”

As a provider of early years education, we adhere to strict regulatory standards set by Ofsted. We are committed to maintaining compliance across all its nursery centers and ensuring that the highest quality of care is delivered consistently. By the end of 2023, all of our inspected centers had been rated “Good” or “Outstanding” by Ofsted. This achievement reflects our ongoing efforts to implement quality improvement initiatives and invest in staff training programs aimed at maintaining and exceeding regulatory expectations. We actively monitor the performance of all of our centers, using internal audits and feedback mechanisms to identify areas for improvement. Our dedication to compliance underscores our commitment to the families we serve and ensures the continued trust of parents and regulatory bodies alike.

To ensure regulatory compliance, we have invested, and expect to continue to invest, in our compliance and legal functions. We are also subject to routine and ad hoc internal and external regulatory inquiries and investigations. Additional regulation, inquiries or changes in rules promulgated by the authorities and regulators that oversee our business may also increase our compliance costs.

Seasonality

Our business experiences seasonal fluctuations that are inherent in the early-years education sector and are primarily driven by the academic calendar, family behavior patterns and the age-specific progression of children through the UK education system. Although our centers operate 51 weeks of the year, enrolment patterns vary materially throughout the year and directly influence occupancy, staffing allocations and revenue. Our operating model, including workforce scheduling, marketing campaigns, and enrolment management practices, is designed to accommodate the timing and magnitude of these variations.

The most pronounced seasonal slowdown consistently occurs in August, coinciding with the transition of nursery aged children into their first year of Reception (primary school). This annual “school-entry leaver cycle” results in a concentrated number of children exiting our centers within a relatively short period. As reflected in our historical monthly occupancy data, this transition produces our lowest occupancy point each year. The reduction reflects the natural flow of children ageing out of the early-years system rather than fluctuations in demand for our services. Following the August slowdown, occupancy levels typically rebuild from early autumn, supported by new intakes, increased enquiries, and the return of families seeking routine childcare arrangements after the summer holiday period. This trend in recovery of occupancy levels has been observable across our portfolio and is incorporated into our annual operating plans, staffing models, and cash flow forecasting.

In addition to the summer slowdown, we typically experience two smaller seasonal slowdowns: one during the December holiday period and another around the Easter holiday break. During these periods, families are more likely to travel, reduce attendance, or utilize informal care from relatives, resulting in temporary declines in occupancy levels. In certain regions, these effects are further amplified by parental preferences relating to government-funded childcare. Many families choose to access government funding only during term times and therefore do not utilize funded sessions during school holidays, which contributes to short-term reductions in occupancy and revenue during these periods. See “–Key Performance Metrics — Occupancy Rate” below.

Key Performance Metrics

Full-Time Equivalent Days (FTED) Capacity

The number of full-time equivalent days (“FTEDs”) of nursery service we have available for purchase in a period, with each day equivalent to approximately 10 hours, is the principal measure of our capacity in that period. FTED capacity is determined by the usable indoor area of each room and the applicable EYFS space standard for the age group assigned to that room. FTED capacity is determined by the usable indoor area of each room and the applicable EYFS space standard for the age group assigned to that room. According to the Early Years Foundation Stage (EYFS) framework, the minimum usable indoor space required per child varies by age group as follows:

Age Group	Minimum Indoor Space per Child
Under 2 years	3.5 m²
2 years old	2.5 m²
3 – 5 years old	2.3 m²

These requirements apply only to usable indoor space (rooms regularly used by children). They exclude storage areas, kitchens, toilets, thoroughfares, staff-only rooms, and other non-child areas. The standards are designed to ensure that nursery centers provide a safe and appropriate environment for learning and play. Recent government consultations have also considered whether free-flow outdoor space might be counted toward these requirements. To standardize capacity across varying attendance patterns, we express capacity in FTED terms. For example, if a room can accommodate 20 children simultaneously, the daily FTED capacity of that room is 20 FTEDs.

Occupancy Rate

Our principal operating metric is the Occupancy Rate. The Occupancy Rate for a given period is defined as the average daily FTEDs purchased during the period divided by the average daily FTED capacity for that period. For the calculation of utilization, we convert each child’s booking pattern into FTED units, which represent time-normalized utilization rather than headcount. For example, for a center that is open 10 hours a day, a full-day booking (10 hours) represents 1.0 FTED unit and a 3-hour booking represents 0.3 FTED units. For a given period, to derive the average daily FTED units purchased, the total FTED units purchased are aggregated and then divided by the number of operating days in the period. Quarterly and annual Occupancy Rates are derived by aggregating utilization and capacity on a time-weighted basis across the relevant period, rather than by applying a simple arithmetic average.

Example:

If a total of 755.5 FTED units was purchased in December, and there were 18 operating days in December, the average daily FTED units purchased in December is 755.5 ÷ 18 = 41.97. If the average daily FTED capacity in December is 57, the Occupancy Rate for December is: 41.97 ÷ 57 = 73.64%.

Our Occupancy Rate for the year ended June 30, 2025 was 58.23%, being an average of 703.75 FTED units purchased per day out of 1,208.42 available FTED units capacity per day. Our Occupancy Rate for the period from January 1, 2024 (when we first started calculating Occupancy Rate) to June 30, 2024 was 58.39%, being 532.5 FTED units purchased per day out of 911.84 available FTED units per day.

In addition to Occupancy Rate, we also monitor our the available places we have for children at one time, and the number of children we have on our roll over a period of time. We currently have a combined total capacity of 1,249 children at one time, in our 23 nursery centers combined. Children on roll refers to the total number of individual children who are enrolled over a period of time, regardless of their attendance pattern. For example, a child attending only one hour per week is still counted as on our roll. Because children attend on different schedules, including part-time, term-time only and flexible arrangements, the total number of children on our roll across a period is higher than our capacity for children at a given time. As of December 12, 2025, we had 1,985 children on our roll.

We monitor our Occupancy Rate in order to measure our current performance and project our future performance. Occupancy Rate measures the efficiency of resource utilization. Occupancy Rate is one of the most important operational metrics for nursery centers for several reasons. First, it is a measure of operational efficiency by showing how much of a nursery center’s available capacity is being used. Second, it guides decision-making on staffing, room allocation, marketing, and admissions strategies. Third, it measures financial performance as low occupancy can indicate underutilized resources and affect profitability. Fourth, investors, regulators, and partners assess sustainability and efficiency via occupancy.

We analyze our Occupancy Rate across multiple dimensions, including timeframes (monthly, quarterly, and annually), levels (room-level, center-level, subsidiary, and hub-wide) and integration (newly acquired nursery centers are formally included in our group statistics after a 100-day stabilization period (3 – 4 months), to allow for harmonization of processes and data consistency).

When interpreting our Occupancy Rate data, the following should be noted:

•        Deployable vs. theoretical capacity:    Not all FTED capacity is immediately usable.

•        Staffing is often flexed up or down based on demand.

•        Variation across rooms and times of day:    Some rooms may run at higher or lower occupancy, and demand can fluctuate between morning, afternoon, and evening hours.

•        Seasonal patterns:    Occupancy may decrease during holidays or increase at the start of school terms.

•        Temporary closures or maintenance:    Capacity may be reduced due to refurbishment or compliance issues.

We began calculating our Occupancy Rate in January 2024. The following table shows our Occupancy Rates for the periods presented.

	Three Months Ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025
Average Daily FTED capacity	873	951	1,168	1,180	1,240	1,246	1,249
Average Daily FTED hours purchased	472	593	642	650	744	780	731
Occupancy Rate (%)	54.1	62.3	55.0	55.1	60.0	62.6	58.6

Our Occupancy Rate for the year ended June 30, 2025 was 58.23%, representing an average of 703.75 FTED units utilized per day out of 1,208.42 FTED capacity per day. From January 1, 2024 to June 30, 2024, our Occupancy Rate was 58.39%, representing an average of 532.5 FTED units utilized per day out of 911.84 FTED capacity per day. While Occupancy Rates for these periods are broadly comparable, the latter period reflects a materially higher capacity base, driven by acquisitions and post-acquisition capacity expansion.

Our Occupancy Rate demonstrates a recurring seasonal pattern. In each of the years ended June 30, 2024 and 2025, occupancy increased during the first half of the calendar year, peaked in the second quarter, declined during the summer period in the third quarter, and recovered thereafter. In the 2024 calendar year, our Occupancy Rate increased from 54.08% in the first quarter to 62.34% in the second quarter, before declining to approximately 55% in each of the third and fourth quarters. A similar pattern occurred in 2025, with Occupancy improving from 59.98% in the first quarter to 62.58% in the second quarter and declining to 58.57% in the third quarter. Accordingly, comparisons between periods that do not cover a full seasonal cycle, including the period from January 1, 2024 to June 30, 2024, may not fully reflect underlying utilization trends. See “— Seasonality” above.

In each of the quarters ended March 31, 2025, June 30, 2025 and September 21, 2025 we achieved improvements in the Occupancy Rate compared to the corresponding quarter of 2024, including a 6% increase in the first quarter and a 3.5% increase in the third quarter. In each such comparable quarter, the growth rate in average daily FTED units exceeded that of average daily FTED capacity, reflecting underlying organic demand strength during our expansion.

In addition to quarterly averages, our internal monthly management data indicates higher utilization during the summer months, with certain centers reaching mid-80% levels in July in both 2024 and 2025. These peaks reflect strong demand and demonstrate the capacity of our nursery centers to operate above our current target utilization level of above 60%. Conversely, the decreases in September through December align with sector-wide seasonality driven by school-year transitions, the settling-in period for younger children, and parental booking patterns, including reduced funded-hours usage during school holidays in certain regions.

These trends highlight both the resilience of our enrolment pipeline and an opportunity to improve year-round stability. We are taking steps to smooth the autumn and winter declines by enhancing early-academic-year marketing, implementing flexible staffing models, and strengthening retention for children approaching transitions. Sustaining higher utilization beyond the summer months would increase our overall average Occupancy Rate and contribute to improved operational leverage and financial performance.

Components of Results of Operations

The following describes certain line items in our consolidated income statement.

Revenue

We derive our revenue from nursery fees paid by parents and fees received from government as subsidies, for nursery services provided at our centers. Our revenue is principally determined by the following main factors:

•        the number of nursery centers we own;

•        the number of licensed child places within our nursery centers and the related FTED capacity of the centers;

•        the Occupancy Rates of our nursery centers; and

•        the nursery center fee prices we charge in the relevant period.

Cost of Sales

Cost of sales includes short-term employee benefits (including wages, salaries and pension payments) attributable to our nursery center employees, catering, books and equipment, casual labor and certain other costs.

Administration Expenses

Administration expenses include short-term employee benefits (including wages, salaries and pension payments) attributable to our management and administration employees, repairs and maintenance, depreciation of property, plant and equipment, amortization of intangible assets, impairment of intangible assets, impairment of goodwill, depreciation of right-of-use assets (leases), consultancy, cleaning, recruitment, advertising and marketing, local authority taxes, IT and telecommunications costs, legal and professional, insurance and other expenses. We also anticipate that we will incur additional costs, including related to legal, accounting, insurance and investor relations in connection with our operations as a public company.

Repairs and maintenance mainly relates to leasehold dilapidation provision taken on our portfolio of property lease assets.

Depreciation of property, plant and equipment relates to depreciation of our property leases, which are recorded on our balance sheet as right-of-use assets and as lease liabilities. We depreciate the right-of-use asset on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. We also assess the right-of-use asset for impairment when such indicators exist. In the fiscal year ended June 30, 2024 we had an impairment of intangible assets of £0.4 million due to the write-off of the brands of acquired nurseries, and we had an impairment of goodwill of £0.5 million based on a valuation of our Cromwell Road and Portslade Day Nurseries (formerly Footsteps Day Nurseries).

Other Operating Income

Other operating income relates mainly to educating and skills grant, milk grant funding, Coronavirus Job Retention Scheme receipts, rental income and local authority training grants.

Finance Income/Expense

Finance income consists of bank interest received and change in fair value of equity investments. Finance expense consists of interest payable on our property leases, related party loans and other borrowings. Our property leases are recorded on our balance sheet as right-of-use assets and lease liabilities, for which there is an imputed finance cost recorded on our consolidated statement of profit or loss. The imputed finance cost is the estimated rate that we would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value.

Tax Expense

Tax expense represents the sum of the tax currently payable and deferred tax.

Results of Operations

Comparison of Financial Years Ended June 30, 2025 and 2024

The following table sets forth the results of operations for the financial years ended June 30, 2025 and 2024. We have derived this data from our consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended June 30,
	2024 (£)	2025 (£)	2025 ($)(1)
	(in thousands)
Revenue	7,798	14,368	19,716
Cost of sales	(5,679)	(9,871)	(13,545)
Gross profit	2,119	4,497	6,171
Other income	14	23	32
Administration expenses	(4,765)	(6,293)	(8,635)
Impairment losses on financial assets	(15)	(26)	(36)
Operating loss	(2,647)	(1,799)	(2,468)
Finance costs	(131)	(549)	(753)
Finance income	14	6	8
Other financial items	—	31	43
Loss before tax	(2,764)	(2,311)	(3,170)
Tax credit	310	500	686
Loss for the year and total comprehensive expense	(2,454)	(1,811)	(2,484)

____________

(1)      Translated solely for convenience into dollars at the rate of £1.00 = $1.3722.

Revenue

Revenue increased by 84.2% to £14.4 million for the year ended June 30, 2025 from £7.8 million for the year ended June 30, 2024, primarily reflecting the growth in our business due to acquisitions during the two year-period. In the year ended June 30, 2025, we generated £11.1 million of revenue, or 77.4% of our total revenue in the year ended June 30, 2025, from nursery centers that were acquired in the year ended June 30, 2024 as well as one acquired in October 2024. To a lesser extent, the increase in revenue between the two years was attributable to increases in the levels of our nursery center fees in each of April 2024 and April 2025.

Our average daily FTED capacity increased from 911.84 in the six months ended June 30, 2024 to 1,208.42 in the year ended June 30, 2025, representing an increase of approximately 32.5%, reflecting the impact of acquisitions and post-acquisition capacity expansion. Over the same period, our average daily FTED units utilized increased from 532.5 to 703.75, representing an increase of approximately 32.2%, indicating that utilization growth broadly tracked capacity expansion in absolute terms.

Cost of Sales

Cost of sales increased by 73.8% to £9.9 million for the year ended June 30, 2025 from £5.7 million for the year ended June 30, 2024, principally due to the increase in the scale of our operations between the two years. Wages and pensions costs related to our nursery center employees increased from £5.0 million to £8.6 million, an increase of approximately 72%. Our number of nursery center employees (including full-time and part-time employees) increased from 381 as of June 30, 2024 to 410 as of June 30, 2025. There were also increases in books and equipment costs, casual labor costs and recruitment costs. Catering costs were largely constant at £0.4 million in each year.

Gross Profit

Gross profit increased by 112.2% to £4.5 million for the year ended June 30, 2025 from £2.1 million for the year ended June 30, 2024, primarily reflecting the increase in the scale of our operations between the two years due to acquisitions.

Gross Margin

Gross margin increased to 31.3% for the year ended June 30, 2025 from 27.2% for the year ended June 30, 2024. This increase was primarily driven by enhanced cost efficiency within cost of sales, particularly staff costs, reflecting improved workforce deployment, post-acquisition operational normalization and greater scale benefits across the enlarged nursery portfolio.

Administration Expenses

Administration expenses increased by approximately 32% to £6.3 million for the year ended June 30, 2025 from £4.8 million for the year ended June 30, 2024. Administration expenses as a percentage of revenue decreased to 43.8% in the year ended June 30, 2025 from 61.1% in the year ended June 30, 2024, reflecting economies of scale generated by the expansion of our operations between the two years. Excluding right-of-use assets deprecation and intangible asset amortization, administration expenses as a percentage of revenue decreased to 38.2% in the year ended June 30, 2025 from 55.2% in the year ended June 30, 2024.

The increase in administration expenses between the two fiscal years was principally due to an increase in repairs and maintenance (largely leasehold dilapidations) from £0.3 million to £1.2 million and increases in other expense items in line with the expansion of our business as a result of acquisitions made during the two fiscal years, including wages and salaries related to management and administration employees, recruitment, consultancy, advertising and marketing, local authority taxes, utilities. The average number of our management and administration employees increased from 24 for the year ended June 30, 2024 to 31 for the year ended June 30, 2025. Other factors contributing to the increase in administration expenses between the two years included increases in depreciation of property, plant and equipment and amortization of intangible assets.

The foregoing increases in administration expenses were offset in part by impairment of intangible assets of £0.4 million and impairment of goodwill of £0.5 million, in each case in the year ended June 30, 2024, where there were no such impairments recorded in the year ended June 30, 2025. In addition, legal and professional expenses decreased from £0.8 million to £0.2 million principally due to expenses in the year ended June 30, 2024 in connection with acquisitions.

Operating Loss

Operating loss decreased by 32% to £1.8 million for the year ended June 30, 2025 from £2.6 million for the year ended June 30, 2024, due to the factors discussed above.

Finance Costs

Finance costs increased to £0.5 million for the year ended June 30, 2025 from £0.1 million for the year ended June 30, 2024, primarily due to the full-year effect of the businesses acquired in the year ended June 30, 2024. The interest expense from leasing arrangements increased from £0.1 million for the year ended June 30, 2024 to £0.5 million for the year ended June 30, 2025. In addition, interest on loans from related parties and other parties and the bridging loan that was drawn down and repaid during the year ended June 30, 2025 resulted in an increase in finance cost of £0.17m compared to the prior year.

Tax Credit

Tax credit increased to £0.5 million for the year ended June 30, 2025 from £0.3 million for the year ended June 30, 2024, due to the full year effect of the origination and reversal of temporary differences (deferred tax) that is recognized on the recognition of the right-of-use assets, lease liabilities, separable intangible assets at the acquisition of a business. Included in the tax credit for the year ended June 30, 2025 is £0.1 million related to a fair value adjustment to the land and building acquired in a business combination in December 2023, as a result of the sale and lease-back transaction being reversed in the year ended June 30, 2025.

Loss for the Year and Total Comprehensive Expense

Loss for the year and total comprehensive expense decreased by 28% to £1.8 million for the year ended June 30, 2025 from £2.5 million for the year ended June 30, 2024, due to factors described above.

Non-IFRS Financial Measures

In addition to our results determined in accordance with IFRS Accounting Standards, we believe the following non-IFRS measures provide useful information both to management and investors in measuring our financial performance for the reasons outlined below. These measures may not be comparable to similarly titled measures presented by other companies, and they should not be construed as an alternative to other financial measures determined in accordance with IFRS Accounting Standards.

EBITDA is defined as net income (loss) adjusted for net interest expense, income tax expense (benefit) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for repairs and maintenance expenses (which mainly include the leasehold dilapidation provision), impairment losses on both tangible and intangible fixed assets, and employee share-based payment expenses, as these expenses are non-cash in nature and we believe may not be indicative of our core operating results and business outlook.

Adjusted EBITDA is the measure used by our board of directors to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS Accounting Standards measure is profit after tax. We believe Adjusted EBITDA is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business. Our actual results can be significantly affected by events that are unrelated to our ongoing operations due to a number of factors, including certain factors set forth under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in this prospectus. These events include, among other things, acquisitions and impairment of goodwill.

We believe that Adjusted EBITDA provides useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses Adjusted EBITDA to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that Adjusted EBITDA provides useful information to investors because it improves the comparability of our financial results between periods and provides for greater transparency of key measures used to evaluate our performance. In addition, we believe Adjusted EBITDA is a measure commonly used by investors to evaluate companies in the early years education industry. However, Adjusted EBITDA is not a presentation made in accordance with IFRS Accounting Standards, and our use of the term Adjusted EBITDA may vary from others in our industry. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.

Adjusted EBITDA is used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS measures. You should exercise caution in comparing Adjusted EBITDA as reported by us to Adjusted EBITDA as reported by other companies.

Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•        it does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on indebtedness;

•        it does not reflect income tax expense or the cash requirements for income tax liabilities;

•        although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and Adjusted EBITDA does not reflect cash requirements for such replacements;

•        while employee equity-settled share-based payment expenses are not a cash expense, we may have had to provide higher cash compensation to employees if we had not been able to offer share incentives;

•        it does not reflect our cash used for capital expenditures or contractual commitments;

•        it does not reflect changes in or cash requirements for working capital; and

•        other companies, including other companies in our industry, may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

The following table reconciles Adjusted EBITDA from the most directly comparable IFRS Accounting Standards measure, which is loss for the year.

	Fiscal Year Ended June 30,
	2024	2025
	(in £ thousands)
Loss for the year	(2,454)	(1,811)
Net interest expense	117	512
Tax credit	(310)	(500)
Depreciation, amortization and impairment	720	1,201
EBITDA	(1,927)	(598)
Impairment of property, plant and equipment	—	185
Impairment of intangible fixed assets	874	—
Leasehold dilapidation provision expense	—	896
Employee equity – settled share-based payment expense	57	61
Adjusted EBITDA	£(996)	£544

Liquidity and Capital Resources

Since our inception, we have incurred operating losses and negative cash flows. We have funded our operations to date primarily with the proceeds from the issuance of ordinary shares, shareholder loans and a sale-and-leaseback transaction in relation to certain of our properties.

As of June 30, 2025, we had total indebtedness of £8.2 million, including £5.2 million of lease liabilities, shareholder loans of £1.0 million due to Jiayi International, £1.2 million of loans due to other related parties and the remainder consisting of other loans. We estimate that our total indebtedness as of December 18, 2025 was £6.6 million. As of June 30, 2025 and June 30, 2024, we had cash and cash equivalents of £1.8 million and £1.1 million, respectively.

We have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than operating leases.

Loans from Jiayi International

Between November 2023 and March 2025, we received an aggregate principal amount of approximately £1.5 million in cash loans from Jiayi International, which loans were interest free and repayable on demand. We also assumed responsibility for settling a loan initially advanced by Jiayi International to The Nursery Family before we acquired The Nursery Family, making the aggregate principal amount we owed to Jiayi International approximately £2.5 million. The loan to The Nursery Family was used by it to acquire its wholly owned subsidiary, Footsteps Childcare Limited, in June 2023. We repaid approximately £0.9 million of these loans in December 2023, approximately £0.3 million in cash and approximately £0.6 million by way of capitalization in an equity issuance. In November 2024, we repaid approximately £0.5 million of such loans in cash. As of June 30, 2025, the outstanding balance on these loans was approximately £1.0 million. On December 18, 2025, Jiayi International forgave £0.45 million in principal amount of our debt to it. On December 19, 2025, we signed a subscription agreement for an equity private placement, pursuant to which the remainder of the shareholder loans from Jiayi International in an amount of £0.28 million will be settled as consideration for part of the ordinary shares issued to Jiayi International. The equity issuance is expected to settle in January 2026, after which our shareholder loans from Jiayi International will have been fully repaid.

Other Loans

Between September 2023 and March 2025, we received an aggregate of £630,000 in loans from our shareholder Dongyu (Patrick) Lou or entities controlled by him. The loans are interest-free and repayable on demand. We repaid an aggregate of £420,000 of these loans in December 2024 (£230,000), July (£100,000), and October 2025 (£90,000). As of December 18, 2025, the outstanding balance of these loans is £210,000.

Between September 2023 and March 2025, we received an aggregate of approximately £619,000 in loans from our shareholder Yang Meng or entities controlled by him. We also assumed, with our acquisition of The Nursery Family, an obligation to repay a £234,000 loan advanced to it by Yang Meng or entities controlled by him prior to the acquisition. The loans are interest-free and repayable on demand. We repaid an aggregate of £245,000 of these loans in December 2024 (£120,000), July 2025 (£65,000) and October 2025 (£60,000). As of December 18, 2025, the outstanding balance of these loans is approximately £608,000.

In June 2024, we received a £100,000 loan from an immediate family member of Chenyan Xu, our CEO. Interest is payable at a rate of 1% per month. The loan remains outstanding in an amount of approximately £118,000 as of December 18, 2025.

In October 2024 and February 2025, we received loans of £185,000 and £20,000, respectively, from an immediate family member of Xiaobing Wang, our Chairman. The loans were interest free and were repaid by us in December 2024 (£110,000), January 2025 (£75,000) and August 2025 (£20,000).

Equity Issuances

On December 20, 2023, we completed a £2.0 million equity private placement, consisting of £1.45 million in cash proceeds and the capitalization of £0.55 million of outstanding indebtedness through the issuance of equity.

On December 19, 2025, we signed a subscription agreement for the issuance of 11,774 Class A ordinary shares to Jiayi International, Homaster Co., Ltd and SW Home Investment Ltd in a private placement for aggregate consideration of £0.76 million. The issuance is expected to settle in January 2026. Jiayi International will be issued 7,453 Class A ordinary shares for total consideration of £0.48 million, £0.20 million of which will be paid in cash and £0.28 million of which will be satisfied by way of settlement of shareholder loans we owned to Jiayi International. The remaining shares in the private placement are expected to be issued for cash aggregate consideration of £0.28 million.

Bridging Loan

In November 2024, we received a £1.1 million bridging loan from Charles Street Finance (the “Bridging Loan”), repayable in 12 months, with an effective interest rate of 22.9%, after allowing for transaction costs, to support our working capital position following our acquisition of Rocking Horse Nursery in October 2024. We repaid the Bridging Loan in May 2025.

Sale-and-Leaseback Transaction

On May 27, 2025, we completed a sale-and-leaseback transaction in respect of all six Bambinos properties (representing five nursery centers), which were at the time all of the properties owned by us, for gross proceeds of £3.1 million. Of these gross proceeds, £0.3 million are currently held in escrow and will be released to us once specified repairs are completed at the properties. At the date of the transaction, these were estimated by a firm of chartered surveyors to cost £0.5 million. A portion of the proceeds was used to repay the Bridging Loan. The remaining approximately £1.6 million in funds generated from the transaction were used to repay shareholder and related party loans and to strengthen our liquidity position. Our property leases are recorded on our balance sheet as right-of-use assets and lease liabilities, for which there is an imputed finance cost recorded on our consolidated statement of profit or loss.

Cash Flows

The following table summarizes our key cash flows for the years ended June 30, 2025 and 2024:

	Years Ended June 30,
	2024	2025
	(in thousands)
Net cash from/(used in) operating activities	£475	£(231)
Net cash from/(used in) investing activities	(3,447)	1,768
Net cash from/(used in) financing activities	3,405	(851)
Net increase in cash and cash equivalents	£433	£686

Net Cash From/(Used In) Operating Activities

Net cash used in operating activities was £0.2 million for the year ended June 30, 2025 as compared to net cash generated from operating activities of £0.5 million for the year ended June 30, 2024. The change was primarily due to substantially higher levels of interest paid in the year ended June 30, 2025, reflecting the full year effect of the acquisitions made in the year ended June 30, 2024, the imputed interest element of the property leases and the settlement in the year ended June 30, 2025 of prior year income tax liabilities.

Net Cash From/(Used In) Investing Activities

Net cash generated from investing activities was £1.8 million for the year ended June 30, 2025 as compared to net cash used in investing activities of £3.4 million for the year ended June 30, 2024. The cash used in investing activities in the year ended June 30, 2024 largely reflects cash spent on acquisitions. The £1.8 million of cash generated from investing activities the year ended June 30, 2025 reflects cash generated from the sale-and-leaseback transaction that was completed in that year.

Net Cash From/(Used In) Financing Activities

Net cash used in financing activities was £0.9 million for the year ended June 30, 2025 as compared to net cash generated from financing activities of £3.4 million for the year ended June 30, 2024. The change was due primarily to the receipt in the year ended June 30, 2024 of loans from related parties of £2.5 million, the issuance of shares raising cash proceeds of £1.5 million and loans received from other parties of £0.4 million, which cash inflows were offset in part by the repayment of loans totaling £0.4 million, the principal element of lease liabilities of £0.1 million and the payment of a £0.5 million dividend by our Bambinos subsidiary to its former parent company, Jiayi International, in the year ended June 30, 2024. See “Certain Relationships and Related Party Transactions — Transactions and Relationships with Jiayi International.” In the year ended June 30, 2025, we had a net repayment of loans of £0.5 million which included the drawdown and repayment of the Bridging Loan and an increase of £0.2 million in the principal amount of lease liabilities repaid.

Operating and Capital Expenditure Requirements

We have not achieved profitability on a quarterly, semi-annual or annual basis since our inception, and we anticipate that we will continue to incur losses in the near future. We expect that our operating expenses will increase as we continue to invest to grow our business, hire additional employees and incur other administration expenses, and that we will generate economies of scale as our business grows. We also require cash to execute our growth strategy.

Our funding strategy for supporting our future expansion is to target a balanced combination of equity and debt financing, with the aim of sustaining growth while protecting shareholder value, including our IPO. On the debt side, and given the current downward trend in UK interest rates, we expect to make greater use of facilities such as commercial mortgages and expansion loans to support acquisitions and scale-up opportunities. We have initiated in depth conversations with several lenders and finance advisers in the UK to build fluid debt funding channels to support our expansion. We will pursue this strategy under the precondition of maintaining a healthy debt ratio, with a target leverage ratio consistently below the industry average of publicly comparable companies, ensuring resilience, prudent financial management, and a strong balance sheet. We are conducting this IPO to provide stable funding and to support our ongoing growth. Our future capital requirements will depend on many factors, including any future acquisitions.

Additionally, as a public company, we will incur significant audit, legal and other expenses that we did not incur as a private company. We believe that our existing capital resources, including the net proceeds from this offering, will be sufficient to fund our operations, including planned capital spending for at least the next            months.

Our future funding requirements will depend on many factors, including but not limited to the timing and cost of acquisitions and the costs of hiring additional skilled employees to support our continued growth and the related costs of leasing additional premises.

Contractual Obligations and Commitments

The following table summarizes our material contractual commitments and obligations as of June 30, 2025.

	Payments Due by Period
	Total	Less than 1 year	1 – 2 years	3 – 5 years	More than 5 years
	(in thousands)
Operating lease obligations	£11,871	£784	£775	£2,167	£8,145
Total	£11,871	£784	£775	£2,167	£8,145

Operating lease obligations relate to rental of premises for our nursery centers. We lease our facilities under non-cancellable operating leases.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS, which require us to make judgments, estimates and assumptions that affect the amounts reported in those financial statements and accompanying notes. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. These estimates and underlying assumptions are reviewed on an ongoing basis. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Some of our accounting policies require higher degrees of judgment than others in their application. We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See note 4 to our consolidated financial statements appearing elsewhere in this prospectus for a description of our other significant accounting policies.

Impairment of Intangible Assets and Goodwill

Determining whether intangible assets and goodwill are impaired requires an estimate of the value in use of the cash-generating units to which goodwill has been allocated. The value-in-use calculation requires our management to estimate the future cash flows expected from the relevant cash generating unit and apply a suitable discount rate to calculate the present value. We have considered this impact on the assumptions used and have conducted sensitivity analysis on the impairment test of the relevant cash generating unit’s carrying value.

Impairment of Investments in Subsidiary Undertakings

The uncertainties described above in respect of the potential impairment of goodwill in our financial statements also apply to the carrying value of the investment in our company’s subsidiary undertakings in our financial statements. As at each of June 30, 2025 and 2024, the carrying value of this investment was £11.1 million.

Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred by us, liabilities incurred by us to the former owners of the acquiree and the equity interests issued by us in exchange for control of the acquiree, which includes the fair value of any asset or liability that arises from a contingent consideration arrangement. Acquisition-related costs are recognised in profit or loss as incurred. At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their acquisition-date fair value, except for deferred tax assets or liabilities which are recognised and measured in accordance with IAS 12 Income Taxes.

When the consideration transferred by us in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value, and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill.

Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments with the corresponding gain or loss being recognised in profit or loss.

Sale-and-Leaseback Transaction

In May 2025, we sold six freehold properties (in respect of five nursery centers) to a third party and immediately entered into 25-year lease agreements for their continued use as nursery settings. Judgement was needed to determine whether the initial transfer of the property qualified as a sale, applying the conditions for a sale transaction set out in IFRS 15. Our management concluded that, even though we have the first right of refusal to purchase the properties from the lessor at open-market value, should the lessor decide to sell them, this was not a repurchase option that would have prevented the transfer from being treated as a sale. Judgement was also required to determine whether the consideration received represented fair value for the properties, and our management concluded that it did not. Included in the purchase price of the properties was an amount of £310,000 held in escrow, to be returned to the lessor if specified repairs are not completed within 12 months of the sale-and-leaseback contract. Accordingly, the proceeds used to calculate the profit on disposal were reduced by this escrow amount. The £310,000 will be treated as a financial liability and accounted for in accordance with IFRS 9 when the proceeds are received upon completion of the repair work.

Quantitative and Qualitative Disclosures of Market Risks

Our financial instruments comprise cash and cash equivalents, and items such as trade payables and trade and other receivables which arise directly from our operations. The primary purpose of these financial instruments is to provide finance for our operations. Our operations expose us to a variety of financial risks, including market, credit, and liquidity risks.

Market and Credit Risk

Our credit risk is primarily attributable to our trade receivables. We have implemented policies requiring appropriate credit checks of potential customers before their children can attend our nurseries. The amount of exposure to any individual counterparty is subject to a limit, which is reassessed annually by our board of directors. Trade receivables are considered in default and subject to additional credit control procedures when they are more than 30 days past due. Trade receivables are only written off when there is no reasonable expectation of recovery due to the insolvency of the debtor. The carrying amount of financial assets represents the maximum credit exposure.

Interest Rate Risk

We have both interest-bearing assets and interest-bearing liabilities. Interest-bearing assets comprise cash and cash equivalents that earn interest at variable rates. Interest-bearing liabilities include Covid Bounce Back loans in an aggregate amount of £25,000 as of June 30, 2025, which incur interest at a fixed rate. We have not entered into any derivative transactions since our inception.

Liquidity Risk

We monitor our working capital levels to ensure we can meet our debt repayments as they fall due.

Recent Accounting Pronouncements

Several new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB or IFRIC. None of these standards or amendments to existing standards have been adopted early by us, and no interpretations have been issued that are applicable and need to be taken into consideration by us. We anticipate that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement.

IFRS 18, will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods commencing on or after January 1, 2027. While IFRS 18 includes many of the requirements of IAS 1, it introduces new requirements to better structure financial statements and to provide more detailed and useful information to investors, including:

•        two new subtotals defined in the statement of profit or loss, namely:

•        operating profit, and

•        profit or loss before financing and income taxes;

•        the classification of all income and expenses within the statement of profit or loss in one of five categories;

•        a new requirement to disclose performance measures defined by management; and

•        an improvement in the principles related to the aggregation and disaggregation of information in the financial statements and accompanying notes.

In addition, there is a requirement to use the operating profit sub-total as the starting point for the statement of cash flows when preparing it using the indirect method as set out in IAS 7 Statement of Cash Flows.

Our management has begun to assess the impact of adopting the new standard and the effects that it may have on the structure of our consolidated statement of profit or loss, the statement of cash flows, and the potential additional disclosures relating to management performance measures.

BUSINESS

Overview

We are an owner, operator and manager of early childhood education and care services in the United Kingdom, operating under nine brands. We provide high-quality care and education to children from three months to five years of age. Our company is headquartered in London, England, established in 2023 through the merger of two well-known nursery groups, Bambinos and The Nursery Family. Since our incorporation and our combination with Bambinos and acquisition of The Nursery Family, we have completed six additional acquisitions (comprising a total of 10 additional nursery centers) in the United Kingdom. We have a track record of making acquisitions that we carefully and efficiently integrate into our infrastructure, supplemented by organic growth.

We currently operate 23 nursery centers with a combined total capacity of 1,249 children at one time. Each of our nursery centers holds its own Ofsted registration and delivers early years education and childcare in accordance with our operational, safeguarding, and quality standards.

We are positioned as a mid-sized provider within the UK early years education sector, between large corporate chains and small independent providers. We combine the strengths of a national provider, including shared centralized support services covering quality assurance and curriculum oversight, HR and recruitment support, safeguarding and compliance monitoring, marketing and occupancy management, finance and payroll, and operational planning, with the personal, community-focused culture of a small independent nursery. This hybrid model allows us to deliver high professional standards and scalability, without compromising the local authenticity and family-level trust that underpin parent choices in early years.

Our leadership approach is hands-on and present, enabling us to maintain a consistent quality culture while respecting individual nursery character. We maintain strong respect for each setting’s individual identity, history, and best practices, recognizing that community identity and trust are critical in the UK early years market. Our motto, “Because We Care,” reflects both our commitment to care in the early years and our broader belief in creating nurturing environments for children to grow.

While our core business currently focuses on early childhood education, as part of our growth strategy we intend to expand into areas such as special educational needs and disabilities (SEND) and online tutoring for young people. We currently own a 23.49% interest in DPS Education Limited, which operates a SEND school in Lincolnshire, England. We seek to foster the holistic development of children by providing a diverse range of high-quality educational services, and our vision is to create a leading integrated education group and recognized education brand anchored in early years education.

We were incorporated under the laws of England and Wales in May 2023 and commenced business operations in September 2023. We operate through seven wholly-owned subsidiaries. Our principal executive offices are located in London, United Kingdom. Prior to completion of the offering, we intend to re-register as a public limited company.

Our History

Our company was incorporated on May 9, 2023. On September 28, 2023 we acquired Bambinos from Jiayi International by way of a share-for-share exchange, and on that date we commenced trading. Jiayi International had acquired Bambinos in 2018. On September 30, 2023 we acquired The Nursery Family from Asa Education.

Bambinos was founded in Plymouth in 1994, opening its first nursery (Ofsted registered on March 3, 1995). The Bambinos group added three nursery centers between 2005 and 2007. The Nursery Family traces its origins back to 1987, when it operated under the name Headstart. In 2002, its name was changed to A Step Ahead Ltd., and between 2006 and 2015 it grew into a group of six centers. In 2020, A Step Ahead Ltd was acquired by Asa Education, which was at the time beneficially owned by Yang Meng and Dongyu (Patrick) Lou, which led a rebrand of the company to The Nursery Family and a capital investment program. The Nursery Family grew to nine nursery centers before being acquired by our company in 2023.

Since our company’s incorporation and acquisition of Bambinos and The Nursery Family, we have achieved rapid growth both through strategic acquisitions and organically. The following are our key historical milestones:

•        In November 2023, we acquired MKM Childcare Limited (Little Explorers Day Nurseries), a group of three nursery centers based in Burgess Hill and Crawley, West Sussex.

•        On December 20, 2023, we completed a £2.0 million equity private placement, consisting of £1.45 million in cash proceeds and the capitalization of £0.55 million of outstanding indebtedness through the issuance of equity. This transaction supported the acceleration of our general growth.

•        On December 20, 2023, we acquired Frogmore Montessori Nursery, our first Montessori nursery, based in Plymouth, Devon, bringing our total number of nursery centers across Southeast and Southwest England to 17 by the end of 2023.

•        In January 2024, we acquired a minority ownership interest in DPS Education Limited (“DPS”), a specialist educational needs and disabilities (SEND) group, supporting the launch of its first school in September 2024.

•        In February 2024, we acquired Muddy Boots Day Nurseries, a group of three nursery centers based in Exeter, Devon.

•        In April 2024, we acquired Stepping Stones Day Nursery and Pre-School, located in Okehampton, Devon.

•        In May 2024, we acquired Home from Home Day Nursery, located in Hove, East Sussex. In September 2024, we renamed this center Home by the Sea Nursery and Pre-School.

•        In October 2024, we acquired Rocking Horse Nursery, located in Godalming, Surrey.

•        On December 19, 2025, we signed a subscription agreement for the issuance of 11,774 Class A ordinary shares to Jiayi International, Homaster Co., Ltd and SW Home Investment Ltd in a private placement for aggregate consideration of £0.76 million. The issuance is expected to settle in January 2026. Jiayi International will be issued 7,453 Class A ordinary shares for total consideration of £0.48 million, £0.20 million of which will be paid in cash and £0.28 million of which will be satisfied by way of settlement of shareholder loans we owned to Jiayi International. The remaining shares in the private placement are expected to be issued for cash aggregate consideration of £0.28 million.

Our Industry

This prospectus contains information derived from an industry report commissioned by us and prepared by Frost & Sullivan, an independent market research firm, containing information regarding our industry and market position and opportunities. Frost & Sullivan prepared such report based on various government and industry publications, interviews with industry participants and experts and other publicly available sources. Neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

UK Nursery Industry

Overview

Our principal market is the UK nursery industry. “Nursery” specifically refers to an integrated service combining childcare and education for preschool children aged 0 to 5. Beyond meeting children’s daily care needs, such services attach great importance to systematically promoting the all-around development of children’s social, language and motor skills through diverse approaches including play-based interaction and basic cognitive guidance, with one of their core goals being to help children make adequate preparations for primary school enrollment.

Current Market Structure

The UK nursery industry mainly comprises the following four types of service models:

•        childminders, who are people who look after children for payment or reward, of which there were approximately 25,000 providers in the UK as of August 31, 2025;

•        childcare on non-domestic premises, which are nurseries, pre-schools, holiday clubs and other group settings, of which there were approximately 27,500 providers in the UK as of August 31, 2025;

•        home childcarers, who are individuals who care for children wholly or mainly in the child’s own home, such as nannies, of which there were approximately 7,230 providers in the UK as of August 31, 2025; and

•        childcare on domestic premises, which are providers where five or more people look after children together in a home that is not the child’s, of which there were approximately 210 providers in the UK as of August 31, 2025.

The UK nursery industry is highly fragmented. Frost & Sullivan estimates based on information obtained from UK magazine and website nurseryworld.co.uk that the top three nursery providers (each of which is a nursery group) represented approximately 5.5% of total capacity as of December 31, 2024. Frost & Sullivan estimates that as of December 2025, based on the number of operational nursery centers, iStep Learning is the third largest provider of nursery services in the Southern coastal region of England, which comprises eight counties and two unitary authority areas.

Market Size and Growth

As of the end of 2024, the market size of the UK nursery industry was approximately $6.7 billion, with a compounded annual growth rate (“CAGR”) of 2.7% from 2020 to 2024. The UK nursery industry is projected to grow steadily in the future. It is expected to reach $9.2 billion by the end of 2029 (with a CAGR of 6.7% from 2024 to 2029) and $12.1 billion by 2034 (with a CAGR of 5.7% from 2029 to 2034).

Market Trends and Dynamics

We believe the market opportunity for scaled, quality nursery providers in the UK will continue to grow due to the following trends and market dynamics.

•        “Free Childcare for Working Parents” Policy.    The UK government has been implementing a free 30 hours of childcare per week for 3-4 year-olds since 2017, and in 2024, the policy extended to include children aged 9 months and older, making the UK one of the few countries globally to provide such extensive and inclusive childcare. This policy has not only significantly reduced childcare costs for low- and middle-income families but has also directly driven up demand for registered childcare settings. Since subsidies are only available to compliant institutions, many informal caregivers have been pushed out of the market, prompting the industry towards professionalization and large-scale integration.

•        Ofsted Quality Rating System.    Ofsted imposes a mandatory quality rating system on all early education providers, influencing parental decisions. A reform of the assessment system began in 2025, restructuring the accountability framework for early education institutions. The new system replaces the previous single “overall rating” with a five-level grading system that covers dimensions such as educational quality, personal development, and leadership management. It also emphasizes support for vulnerable groups and children with special educational needs. Starting from the autumn of 2025, all registered early education institutions undergo graded inspections, and those with poor performance will be subject to regular monitoring. This policy aims to increase the transparency of assessments, reduce the pressure on institutions caused by a single rating, and encourage schools to take timely action to improve educational quality. It will also enhance parents’ ability to make informed school choices based on multidimensional information, driving the UK’s early education market toward a fairer, more professional, and child-centered direction.

Market Opportunity

•        Industry Consolidation.    The UK nursery market remains highly fragmented, with independently operated small nurseries coexisting with large chain institutions. As regulatory standards become increasingly stringent, some small institutions face operational pressures, and many owners have begun planning exit strategies, leading to an increase in available acquisition targets in the market. Leading institutions can quickly integrate high-quality venue, teaching talent, and brand resources through strategic acquisitions, expand market coverage, consolidate regional leading positions, and the industry concentration is expected to continue rising.

•        Expansion of Free Education Benefits.    The UK government continues to expand the coverage of free early education benefits, gradually extending the free education duration for children of different age groups. It also provides additional support for children with special needs and those from disadvantaged families through special funds, with government investment tilting towards the nursery sector. Parental demand for high-quality and compliant early education services has risen accordingly, but the current market lacks sufficient supply of high-standard, regulation-compliant early education institutions, creating a distinct supply-demand gap. This presents an excellent opportunity for institutions with high-quality operational capabilities to enter the market.

International Nursery Markets

Part of our long-term growth strategy includes international expansion, with a current focus on Australia. Frost & Sullivan estimates that, as of the end of 2024, the market size of the global nursery industry was approximately $180.6 billion, with a CAGR of 0.9% from 2020 to 2024. Frost & Sullivan projects that the global nursery industry will reach $222.5 billion by the end of 2029 (with a CAGR of 4.3% from 2024 to 2029) and $268.8 billion by 2034 (with a CAGR of 3.9% from 2029 to 2034). Frost & Sullivan estimates that, as of the end of 2024, the market size of the nursery industry in Australia was approximately $3.5 billion, with a CAGR of 4.4% from 2020 to 2024. Frost & Sullivan projects that the size of Australia nursery industry will grow to $4.9 billion by the end of 2029 (with a CAGR of 7.1% from 2024 to 2029) and to $6.7 billion by 2034 (with a CAGR of 6.4% from 2029 to 2034).

SEND Industry

Part of our growth strategy includes expanding our business into the SEND sector in the United Kingdom. Children and young people aged 0-25 with learning difficulties or disabilities are classified as having Special Educational Needs and Disabilities (SEND), meaning they require special educational support. This specifically includes two scenarios: first, they face significantly greater difficulty in learning compared to most others of the same age; second, they have a physical or mental impairment (such impairment must have a substantial and long-term negative impact, lasting 12 months or more, on their ability to perform normal daily activities, beyond a minor or trivial effect), which makes it difficult for them to access mainstream educational facilities without specialist help or assistive equipment. Relevant covered entities include state-funded schools, independent special educational institutions, local government education departments, and healthcare service providers, etc. The services provided encompass personalized learning plans, professional interventions (such as speech and language therapy), provision of assistive equipment, and accessibility modifications to the environment.

Frost & Sullivan estimates that the market size of the UK SEND sector was approximately $16.3 billion in 2024, with growth at a CAGR of 4.3% from 2020 to 2024. Frost & Sullivan projects that the UK SEND sector will grow at a CAGR of 5.3% from 2024 to 2029 and a CAGR of 6.0% from 2029 to 2034.

According to the UK National Audit Office, as of January 2024, approximately 1.9 million children and young people aged 0 to 25 in England, representing approximately 11% of that age group, were identified as having special educational needs, requiring support beyond mainstream provision. Moreover, in the nursery phase specifically, Department for Education statistics indicate that 18.8% of pupils received either an education, health and care (EHC) plan or special educational needs support in England during the 2024-2025 academic year. These figures reflect that the prevalence of additional needs is increasing in the UK, partly due to better diagnosis, greater awareness, and evolving definitions of support.

The UK Autumn Budget 2025, announced on November 26, 2025, confirmed continued government investment in the SEND sector and measures designed to provide longer-term financial stability for local authorities in this area. However, the UK Office for Budget Responsibility highlighted rapidly increasing SEND costs as a major fiscal pressure for the national government, which provides the funding to local authorities via grants. This pressure gives rise to risks and uncertainties regarding future funding sustainability, potential budget reallocations and the pace and impact of ongoing reforms in this area.

Frost & Sullivan estimates that in 2024 the market size of the global SEND industry was approximately $144.1 billion, with growth at a CAGR of 3.4% from 2020 to 2024. Frost & Sullivan projects that the global SEND sector will grow at a CAGR of 3.9% from 2024 to 2029 and at a CAGR of 4.7% from 2029 to 2034.

Online Tutoring Industry

Part of our growth strategy includes expanding our business into the online tutoring sector in the UK to broaden our service offering and reach more learners. UK online tutoring is an internet-based real-time educational service targeting students aged 5-18. It is delivered by qualified UK-based teachers or experienced tutors via online tools such as video calls and interactive whiteboards, offering three main formats: one-on-one tutoring, small-group classes with up to 5-6 students, and large-group classes with more than six students. Aligned with the UK National Curriculum and exam requirements including GCSE A-Level, etc. It covers subjects such as mathematics, English, and science, as well as meeting needs like private school application preparation, academic reinforcement, and difficult concept clarification. Service providers include government-accredited platforms, registered institutions, and independent tutors. Combining time flexibility and measurable learning outcomes, it helps students enhance their academic performance through personalized teaching plans, post-lesson feedback reports, and progress tracking.

In recent years, the UK online tutoring sector has been growing steadily, expanding at a CAGR of approximately 7.7% from 2020 to 2024. This growth is primarily driven by rising parental demand for high-quality, convenient learning options, increased digital literacy, and sustained investment in edtech infrastructure. Post-pandemic, hybrid and fully digital early learning models have gained broader acceptance, with many providers integrating real-time progress tracking, gamified learning, and parent engagement tools to enhance outcomes and user experience.

Frost & Sullivan estimates that in 2024 the market size of the UK online tutoring sector was approximately $3.1 billion, with growth at a CAGR of 7.7% from 2020 to 2024. Frost & Sullivan projects that the UK online tutoring sector will grow at CAGR of 11.2% from 2024 to 2029 and at a CAGR of 11.1% from 2029 to 2034. The market size of online tutoring in the UK refers to the total revenue generated for students aged 5 to 18. The key parameters used to assess this market size include the number of students aged 5 to 18 (based on data from the UK Department for Education), the percentage of these students participating in online tutoring, the proportion of participating students who are willing to pay for such services, and the average hourly rate charged for online tutoring.

Frost & Sullivan estimates that in 2024 the market size of the global online tutoring industry was approximately $218.2 billion, with growth at a CAGR of 6.9% from 2020 to 2024. Frost & Sullivan projects that the global online tutoring market will grow at a CAGR of 12.6% from 2024 to 2029 and at a CAGR of 11.4% from 2029 to 2034. The global online tutoring industry refers to a digital educational service that transcends geographical boundaries, targeting learners aged 5 to 18. It connects qualified tutors worldwide through online tools such as video conferencing, interactive whiteboards and instant messaging, providing personalized academic support in the form of synchronous real-time teaching or asynchronous delayed guidance. Its core scope covers diverse needs including subject tutoring, language learning, standardized test preparation, academic reinforcement and difficult concept clarification. The service models include one-on-one tutoring, group sessions and AI-powered intelligent tutoring systems. Participants in this field consist of educational technology enterprises, professional tutoring institutions, independent tutors and online platforms. Leveraging its core advantages of time flexibility, resource accessibility and targeted teaching, it creates convenient and efficient supplementary educational solutions for learners in different regions with varied needs.

Our Competitive Strengths

We believe the following strengths are central to our business model and our market position:

Commitment to Quality Education and Care

Since our founding, quality education and care have been at the heart of everything we do. We believe we have built a reputation as one of the leaders in early childhood education in the United Kingdom and believe delivering a high-quality educational experience in safe, nurturing and engaging environments creates real value for children, families and the communities we serve. Our clear operational standards ensure consistent quality across all of our locations, ensuring that each of our nursery centers delivers high-quality care while preserving the unique identity of valuable brands. Our standardized, play-based curriculum, aligned with the UK Early Years Foundation Stage (“EYFS”) framework, promotes multilingualism, motor skills, social development, physical growth, and emotional wellbeing, delivering holistic learning outcomes. By focusing on the whole child, we ensure every child feels valued, inspired, and ready for their next stage of learning.

We are committed to delivering high-quality early education grounded in established research and best practice. Our curriculum incorporates evidence from leading studies in early childhood development and play-based learning, including the Effective Provision of Pre-School Education (EPPE) Project and the Department for Education’s Development Matters guidance. Our centers are designed to meet rigorous accreditation and rating standards established by Ofsted. As of the date of this prospectus, 21 of our 23 centers hold Ofsted ratings of Good or Outstanding, with the remaining two centers awaiting their first inspections since being acquired in 2023 and 2024, respectively. We have consistently achieved positive satisfaction ratings among respondents in our parent satisfaction surveys, which is a testament to our ability to deliver on our commitment to quality. As of September 2025, our nursery centers achieved an average rating of 9.6 out of 10 on daynurseries.co.uk, the leading independent review platform for early years childcare in the UK, reflecting consistently high levels of parental satisfaction and trust across our portfolio of centers. Overall, more than 80% of our centers are rated above 9.5, demonstrating our sustained commitment to quality, care, and parent partnership.

The quality of our education and care is rooted in the quality, consistency, and dedication of our people. We have built a culture that cares for and develops not only our children but also our staff, resulting in high engagement and a stable learning environment across our nursery centers. Approximately 54% of our educators (including full-time, part-time and pool educators) have qualifications of Level 3 or higher on the Regulated Qualifications Framework as of November 30, 2025, and all staff take part in continuous professional development (CPD).

Local Brand Identity and Community Trust

Unlike many large nursery chains that often rebrand acquired nurseries, we typically retain the local brands and identities of acquired centers and invest in each center’s existing brand and culture. In the UK, nursery brands are often part of the fabric of their communities. We operate under nine nursery brands in the United Kingdom. Certain of our centers have as much as 30 years of history over which time they have built trust in their local communities. We recognize that, in the UK, a nursery’s name often holds deep meaning within its local community. We have retained the original brands of 20 of the 23 nursery centers we have acquired. This approach preserves long-standing family and community trust, provides continuity for children, staff and parents and builds on established good practices at the center level. This approach has also supported consistent growth in enquiries and enrolments.

Stakeholder engagement is a core focus for us. We seek to establish and maintain strong community trust and continuity for families, and we have established meaningful partnerships with local community organizations to create a positive impact within the communities we serve. These efforts reflect our dedication to fostering collaboration and ensuring that stakeholder needs and expectations are consistently met. We undertake a range of initiatives to strengthen relationships with parents, employees, and local communities, such as charity fundraising and awareness events to support local causes, partnerships with local schools and community groups to ease transitions for children, and environmental projects such as community gardening days and recycling drives.

Centralized Operational Support and Resources

While maintaining a strong respect for each center’s individual identity, history, and best practices and the personal touch of a small independent nursery, we support our centers with the professionalism and centralized infrastructure of a scaled operator. The reliability of a group makes us an attractive option for families. Through our Support Team, we offer centralized operational support and resources including: quality assurance and curriculum oversight; human resources and recruitment support; training; safeguarding and compliance monitoring; marketing and occupancy management; finance and payroll; and operational planning. Our Support Team also ensures stringent adherence of our nursery centers to the EYFS framework, including safeguarding, staff qualifications, and child-to-staff ratios. We implement real-time risk assessments, rigorous hygiene standards, secure premises, and accident prevention measures. Our Support Team ensures each center has access to the tools, knowledge, and backup it needs to thrive, especially in an increasingly complex and regulated sector, enabling nursery managers to focus on what matters most: the quality of care and education. Unlike larger chains where central teams may be remote or detached, our leadership and Support Team are hands-on, responsive, and deeply involved in the day-to-day success of each center.

Experienced and Committed Leadership Team

Our board of directors and management team have extensive experience in the early childhood education and the broader education sector. Led by our Chairman Xiaobing Wang and our CEO Chenyan Xu, our leadership team brings expertise in early childhood education, education technology, and international education investment. Mr. Wang has over 28 years of experience in the education industry, including both front-line teaching and senior management. He is also a significant shareholder in Jiayi Education Holdings Limited (“Jiayi Education Holdings”), an education group with operations in China, which, through its indirect ownership of Jiayi International, owns 52.2% of our ordinary shares (prior to this offering). Dr. Xu’s work has consistently centered on education and child development, with experience spanning academic research, higher education, EdTech, and education investment throughout his academic and professional career. Our Chief Childcare and Operations Officer and four regional directors have an average of over 27 years of experience in early years education. The diverse professional backgrounds and deep operational expertise of our leadership team underpin our ability to maintain consistent quality and implement best practices across our centers. With a track record of acquisitions, our leadership team drives strategic growth and operational excellence. The strength of our leadership team enables us to take a systematic and strategic approach to quality, encompassing curriculum design, staff training, and internal supervision, reflecting our deep-rooted commitment to education as a long-term, transformative mission.

Balanced Income Model

We operate under a balanced income model, with government-funded and privately-funded places contributing in roughly balanced proportions to our revenue. A significant amount of our revenue, approximately 49.2% in the fiscal year ended June 30, 2025, is attributable to such UK government assistance. This balance supports financial stability and resilience against fluctuations in either public funding or private demand and reduces our reliance on any single revenue stream. While government funding is based on terms covering a total of 38 weeks per year, because we are open 51 weeks per year we are able to utilize government funding in a flexible and efficient way by spreading the funded hours across the calendar year. We are also well-positioned to benefit from the 2025 rollout in the UK of 30 free hours per week for children from nine months to school age, which is expected to increase demand by hundreds of thousands of places in the sector, favoring scalable operators like us. In addition, no individual family, customer group, or funding stream accounts for a dominant share of total revenue. Our income is broadly distributed across all of our centers and regions. See “— Operations and Growth — UK Government Funding of Early Years Education.”

Strategic Regional Focus

Our operations are concentrated in Southeast and Southwest England, areas where demand for high-quality childcare is rising, local competition is relatively limited and recruitment conditions are favorable. This strategic regional focus allows us to strengthen our market presence while maintaining operational quality. Our centers are organized within two regional hubs, which fosters collaboration and synergies among our centers within a hub as well as consistency with the character and culture of the particular region in which a center is located. Frost & Sullivan estimates that as of December 2025, based on the number of operational nursery centers, iStep Learning is the third largest provider of nursery services in the Southern coastal region of England, which comprises eight counties and two unitary authority areas. While part of our long-term growth strategy is expanding internationally, our intention is to consolidate our presence in the UK market and maintain our current regional concentration for the foreseeable future.

Acquisition Track Record

We have a track record of acquiring businesses at attractive valuations and successfully integrating them. Since our incorporation in May 2023 and our combination with Bambinos and acquisition of The Nursery Family, we have completed six additional acquisitions (comprising a total of 10 additional nursery centers) in the United Kingdom. In the year ended June 30, 2025, we generated £11.1 million of revenue, or 77.4% of our total revenue in the year ended June 30, 2025, from nursery centers that were acquired in the year ended June 30, 2024 as well as one acquired in October 2024. We have an established acquisition team to pursue potential targets using a proven framework to evaluate potential transactions effectively with the goal of maximizing our return on investment while minimizing risk. We have developed a robust quality assurance framework, curriculum model, and support infrastructure, and we have gained valuable experience in acquisition integration. Our ability to integrate newly-acquired nursery centers efficiently ensures that our quality standards remain high across all locations. Our acquisition strategy is also focused on diversifying our educational service offering, as demonstrated through our acquisition of a minority equity interest in DPS Education Limited, which owns a SEND school, in January 2024. Since our most recent acquisition in October 2024, we have continued to monitor acquisition opportunities while consolidating and integrating our previous acquisitions.

Our Growth Strategy

We seek to continue our growth trajectory by executing the following strategies:

•        continued expansion of our nursery footprint in the United Kingdom both through acquisitions and establishing and developing new centers;

•        extending our business by adding higher-margin adjacent offerings; and

•        in the longer term, expanding internationally, with an initial focus on Australia and a consideration of the North American market.

Our growth will be driven by scaling our core early years provision, extending our business into complementary educational sectors, and enhancing our digital and operational infrastructure. Our intended use of the IPO proceeds is directly aligned with our growth strategy, with funds to be allocated in order to accelerate growth, strengthen operational efficiency, and create long-term value.

Continue to Expand Our Nursery Offering in the United Kingdom

We seek to increase our nursery enrollment through acquisitions and organic growth in the UK, primarily in Southeast and Southwest England and through increasing capacity and occupancy rates at our existing centers. We believe we are well-positioned to scale further and deliver greater access to our high-quality provision for more families and communities, improved operational efficiency and margin through economies of scale including shared systems and centralized functions, and enhanced shareholder value through accelerated growth. We plan to allocate a significant portion of the proceeds of the IPO toward the continued acquisition of high-quality nursery operators in the United Kingdom as well as to support organic growth.

Opportunistically Pursue Nursery Acquisitions

We have a track record of successfully completing and integrating selective acquisitions, as we have sought to expand quickly within our market. We will continue to seek attractive opportunities for nursery acquisitions that enhance our strategic positioning and increase our scale.

Our strategic criteria for acquisitions include nurseries that enhance our competitive positioning, complement our geographic footprint and have a strong cultural fit and compliance culture. We seek to acquire brands that have been built on years of hard work and best practice from previous owners. Our experience has indicated that many of the smaller individual operators seek liquidity and/or lack the professional management and financial resources that are often necessary for continued growth. Increasing costs and regulatory complexity drive small provider exits, creating acquisition opportunities for well-capitalized groups like us. We also pay attention to opportunities presented in connection with owner retirements.

A key differentiator in our approach to acquisitions, particularly when compared to other acquisition-driven nursery groups, is our respect for local brands and community ties. We seek to preserve and enhance every center’s tangible heritage by resolutely focusing on the quality of their services. While our growth is driven by strategic acquisitions, we typically choose not to rebrand centers post-acquisition. 20 of the 23 nursery centers we have acquired have retained their original brand, with minor adjustments to reflect affiliation with iStep. In the UK, nurseries tend to be small in scale and deeply embedded within local communities. We recognize that a nursery’s name and identity are often an integral part of the community’s trust and history. Instead of rebranding, our focus is on enhancing internal systems, operational standards, and quality assurance, while offering comprehensive central support from our Support Team. See “Business — Integration of Acquisitions.” This strategy allows each center to retain its authenticity and maximize its potential with the backing of a professional, well-resourced group.

We maintain a robust pipeline of potential targets to support our inorganic growth trajectory. Since our inception, we have worked with agents specializing in the education sector who help us identify potential opportunities. We employ a disciplined and rigorous approach in selecting which centers to open or acquire. All potential new centers are evaluated to assess local market trends and dynamics, overlap with our existing centers, the competitive landscape within a given market and the performance of other, existing providers in the market. Prior to committing to a new center addition, an acquisition and integration team, including our senior management, evaluates the opportunity and reviews a detailed financial plan for the proposed addition to ensure the investment meets our internal return objectives.

Organic Growth by Adding Nursery Centers

In addition to acquisitions, organic growth is a key pillar of our expansion strategy. We have initiated a planned strategy aimed at establishing new greenfield and brownfield nursery centers in locations that bridge our existing East and West hubs. This approach will allow us to strengthen our regional clusters, ensure operational support consistency, and maintain uniform brand standards and educational quality. Each new site will be positioned within the mid-to-premium segment, replicating our proven model of high-quality provision and sustainable occupancy growth from the outset. This strategy follows a disciplined and data-driven model commonly adopted by leading operators in the early-years education sector. This involves identifying high-potential catchment areas within commuting distance of our existing hubs, securing suitable premises (either through acquisition, long-term lease, or development partnerships), and applying our standardized design, curriculum, and operational frameworks to ensure rapid ramp-up and consistent quality delivery.

In line with this strategy, we are actively monitoring local market opportunities. For example, we regularly review new housing developments that include designated childcare facilities, and we have begun to participate in competitive tenders for such sites. In addition, we are currently in discussions to acquire the premises of a recently closed nursery, with the intention of refurbishing and reopening it under our brand and quality standards.

Increasing Capacity and Occupancy Rates at Existing Nursery Centers

We continuously assess opportunities to grow our revenue and improve our operational efficiency within our existing portfolio of nursery centers through capacity enhancement, improved utilization of existing spaces and strategic geographic expansion. With regard to our existing centers, our growth strategy primarily consists of re-planning the current space and use, extending sites to increase the effective square footage of the centers and improving occupancy rates. We conduct regular site assessments to evaluate whether additional childcare capacity can be created within our current settings, based on the physical characteristics of each property and Ofsted’s space requirements. For example, following our acquisition of the Frogmore Montessori center, we immediately refurbished the center to increase its registered capacity by 17 places. Similarly, in May 2025, we reconfigured our Muddy Boots-The Farm center’s age-group distribution and room allocation, resulting in a net capacity increase of six places without expanding the building footprint. Beyond structural improvements, our operational teams monitor enquiry and registration trends over a rolling 36-month horizon, using data-driven forecasts to reallocate rooms and age groups proactively. This enables us to maximize space utilization, enhance flexibility across age groups, and respond effectively to local demand dynamics.

In addition to physical reconfiguration, we aim to implement a range of initiatives to drive higher occupancy and sustain long-term demand. These include targeted marketing and community engagement to attract new families, ongoing refurbishment and facility enhancements such as outdoor play areas and gardens to improve the learning environment, continuous staff development programs to maintain high childcare quality and compliance with EYFS standards, and strengthened parent communication through regular feedback, events, and digital tools to foster trust and retention. Together, these measures complement our capacity optimization efforts and position us to increase occupancy rates across our portfolio while maintaining high standards of care and operational excellence.

Adding Adjacent Offerings

As part of our growth strategy, we intend to make acquisitions and/or strategic investments in complementary sectors, in particular SEND and online tutoring, while continuing to expand our nursery operations. By extending our business into complementary sectors, ultimately we aim to provide parents and children with a one-stop shop for educational services, expanding our client base and serving our clients for longer periods of time, including post-nursery years and teenage years. In addition, adjacent areas generate economies of scale due to our centralized support function as our business grows. Furthermore, SEND and online tutoring are high demand areas which offer higher margins than our core nursery business and will support increased profitability of our operations.

In the mid-term, these investments may be in the form of acquisitions of SEND schools that we will operate or strategic minority equity investments. We seek to foster holistic child development, by offering high-quality early years education, SEND education, and online tutoring tailored to individual needs, fostering academic, emotional, and social growth and creating a fully integrated educational ecosystem. Our goal is to build a comprehensive education service system that spans from early childhood to adolescence, with diversified revenue streams. By leveraging digital platforms such as online tutoring, we seek to reach learners beyond our physical footprint.

We have already completed our first investment in the SEND sector, and we are actively exploring additional verticals including online tutoring. With the cross-sector experience of our management and shareholders and our established quality systems, we are confident in our ability to enter new markets with strong early traction, leverage existing capabilities across service lines and build a more diversified and resilient revenue base.

The proceeds of this IPO will enable us to accelerate this expansion, supporting due diligence, staffing, licensing, and setup for these new initiatives.

SEND

In the special educational needs and disabilities (SEND) area, we intend to build on our minority equity investment in DPS Education Limited to integrate SEND pathways into our business, including by acquisitions of or further strategic equity investments in SEND businesses. We intend to develop our presence in the SEND area by building operational links between our SEND schools and our nursery centers, allowing earlier identification, better transition pathways, and shared expertise in supporting children with additional needs. The increasing prevalence of SEND schools offers an opportunity for us to expand with complementary services, creating integrated learning pathways. By integrating SEND into our existing education model, we can provide a comprehensive, inclusive educational experience for a wider range of children. In addition, SEND schools provide an opportunity for us to increase our profit margins, as their fees are higher than nurseries and they are fully funded by the government. On November 20, 2025, we entered into a joint venture arrangement with Metaverse School Limited to create an investment platform for our planned expansion into the provision of SEND schools. The investments will be made through a company called Belong Education Ltd., which is owned 80% by us and 20% by Metaverse School Limited.

Online Tutoring

We plan to enter the online tutoring sector in the United Kingdom through selective investments or acquisitions on an opportunistic basis. Increasing demand for tutoring offers an opportunity for us to expand our service offering and create integrated learning pathways. By integrating online tutoring services into our existing education model, we can provide a comprehensive, inclusive educational experience for a wider range of children. We intend to focus on 11+, GCSE, and A-Level tutoring, including both educator- and AI-led offerings, with an emphasis on Math and Science, supplemented by English, with an aim to expand online tutoring services to various subjects with the adoption of AI. We are currently evaluating long-standing, high-profitability online tutoring businesses focused on under 15-year-olds, and would consider an acquisition of or a minority investment in such businesses on an opportunistic basis. Specifically, we intend to only consider minority stakes in AI-based educational technology companies that have already demonstrated a paid revenue model. Our growth strategy over the next three years in the online tutoring space is limited to highly selective opportunities. Such investments will be pursued with the objective of diversifying revenue streams and increasing margins, while creating synergies that support and enhance our existing businesses. In this area we intend to leverage the expertise and experience of our indirect shareholder Jiayi Education Holdings, an education group with operations in China, and the experience of certain of our board members in the online education field. See “— Our Strategic Investments — Planned Strategic Investments — Online Tutoring.”

International Expansion

While consolidating our presence in the UK market, we are also currently assessing international expansion as a longer-term growth strategy, with an initial focus on Australia and a consideration of the North American market. We have identified Australia as an attractive market for our expansion for several reasons, including that it shares cultural and linguistic similarities with the UK, which reduces adaptation costs and ensures alignment in educational philosophy, and that its early childhood education framework is broadly compatible with the UK’s EYFS, creating a smoother operational transition. In addition, Australia’s strong government support for early childhood education, through subsidies and quality standards, underpins a stable and growing demand for premium services. As an immigration-driven economy, Australia offers a diverse and internationally minded customer base, which aligns well with our brand positioning. We are conducting research on the Australian early childhood education market and developing an actionable market entry plan. This initiative is currently at the preparatory stage, with initial work focused on market research, regulatory assessment, and partnership development.

Our Nursery Centers

We currently have 23 nursery centers operating under nine brands. Each brand has its own identity and a deep connection with its local community. Our nursery centers deliver care and education to children aged from birth to five, in line with the statutory EYFS framework in England. In addition to our core nursery services, our Bambinos centers also offer limited after-school care services for children up to 11 years old.

Our centers provide full-day care and sessions of one or more hours, with a focus on quality curriculum, qualified staff, and strong parent partnerships. Our average capacity is 54.3 children per center, as compared to an average of 47.2 children per center for the UK industry as a whole (according to Frost & Sullivan).

We provide strategic operational support to our centers from our Support Team. See “— Our Operations.”

We organize our business into two hubs: the East hub and the West hub. The East hub currently consists of 14 centers in Southeast England and the West hub currently consists of nine centers in Southwest England. The following table sets out information on our centers as of the date of this prospectus:

Brand	Number of centers	Location(s)	Capacity (FTE)	Year established	Month/year acquired by iStep
East Hub
The Nursery Family	7	West Sussex/ Hampshire	375	2002	September 2023
Cromwell Road and Portslade Day Nurseries(1)	2	Hove/ Portslade	121	2009	September 2023
Rocking Horse Nursery	1	Godalming, Surrey	60	2018	October 2024
Little Explorers	3	Burgess Hill/ Crawley, Sussex	106	2017	November 2023
Home by the Sea(2)	1	Hove	44	2002	May 2024

West Hub
Bambinos Childcare Centers	4	Plymouth, Devon	274	1995	September 2023
Frogmore Montessori(3)	1	Plymouth, Devon	55	1993	December 2023
Muddy Boots	3	Exeter, Devon	135	2018	February 2024
Stepping Stones Day Nursery and Pre-school	1	Okehampton, Devon	79	2014	April 2024

____________

(1)      Formerly Footsteps Day Nurseries. The Nursery Family Ltd acquired Footsteps Childcare Limited on June 29, 2023. We acquired The Nursery Family Ltd on September 30, 2023.

(2)      Formerly Home from Home Nursery.

(3)      Owned by our Bambinos Limited subsidiary but with a separate brand.

Educational Excellence

The primary factors driving our educational excellence are our curriculum, our commitment to third-party accreditation and our use of research-based assessment tools.

Our Curriculum

Our curriculum is aligned with the Early Years Foundation Stage (EYFS) framework, a statutory guideline established by the UK Department for Education in 2008, last updated in September 2023, which sets standards for the learning, development, and care of children from birth to five years. Our curriculum provides for a standardized, play-based approach to foster holistic development for children across our nursery centers. Our pedagogy is curiosity-led and purpose-driven, underpinned by structured planning, observation, and assessment systems that promote high-quality learning outcomes.

The EYFS framework emphasizes seven key areas. These include three “prime” areas which, in turn, interconnect and enhance the remaining four areas, each helping to improve the others. The prime areas are:

•        Personal, Social and Emotional Development (early learning goals (“ELGs”) include self-regulation, managing self and building relationships);

•        Physical Development (ELGs include gross motor skills and fine motor skills); and

•        Communication and Language (ELGs include listening, attention, understanding and speaking).

The other four areas are:

•        Literacy (ELGs include comprehension, word reading and writing);

•        Mathematics (ELGs include numbers and numerical patterns);

•        Understanding the World (ELGs include past and present, people, culture & communities and the natural world); and

•        Expressive Arts and Design (ELGs include creating with materials and being imaginative & expressive).

While our core curriculum remains consistent, adhering to the EYFS principles and aligning with the overall developmental needs of children, each of our centers tailors its curriculum to reflect the unique characteristics of its local community. For example, our non-urban centers provide expansive outdoor play areas, forest-inspired classes, green activities, and sensory experiences to foster creativity and a connection to nature, as exemplified by The Nursery Family’s innovative forest-inspired classes.

We respect that each individual is different and our curriculum is focused on allowing every individual to flourish and to help each child to reach his or her full potential through continuous observation, assessment, planning, adjustment, and evaluation, ensuring our approach meets their unique developmental needs. Children start to learn about the world around them from the moment they are born. Our care and education help children to continue to do this by providing all of the children with interesting and engaging activities that are right for their age and stage of development, providing rich opportunities for children to grow, explore and realize their full potential. Our curriculum encompasses a spectrum of experiences, learning objectives and developmental goals that we aspire for each child to attain. Our philosophy encourages children to cultivate autonomy, curiosity and a sense of wonder. We aim to nurture independent critical thinkers who embark on their developmental journey with confidence and fulfilment.

We find creative ways of learning, utilizing a wide range of resources to promote unlimited learning opportunities in a nurturing environment. As part of our curriculum delivery and nursery management framework, we employ the eyworks digital platform, a comprehensive system designed for early years education providers. The platform enables educators to record children’s developmental progress in alignment with the EYFS framework through real-time learning journals, observations, and photographic evidence. Parents have secure access to these updates, which facilitates transparent communication and active engagement between families and nursery centers.

Accreditation

Each of our nursery centers is registered with Ofsted. As of the date of this prospectus, 21 of our 23 centers hold Ofsted ratings of Good or Outstanding, with the remaining two centers awaiting their first inspections since being acquired in 2023 and 2024, respectively. As of September 2025, our nursery centers achieved an average rating of 9.6 out of 10 on daynurseries.co.uk, reflecting consistently high levels of parental satisfaction and trust across our portfolio of centers. The East Hub achieved an average score of approximately 9.75, and the West Hub maintained a strong average of around 9.4. Overall, more than 80% of our nursery centers are rated above 9.5, demonstrating our sustained commitment to quality, care, and parent partnership.

As a nursery group committed to excellence, we proactively embrace Ofsted’s new inspection framework, which became effective as of November 2025. The new framework introduces a strengthened focus on curriculum intent and impact, staff wellbeing, leadership accountability, and the consistency of children’s learning experiences across settings. In preparation, we launched a comprehensive readiness program that includes leadership workshops, manager training on safeguarding, parent engagement, and quality assurance, as well as the development of a standardized “inspection readiness pack” for all of our nursery centers. Our internal quality audit tools have been revised to align with the new framework’s enhanced criteria, and we are conducting structured “mock inspections” to familiarize our teams with the new evaluation approach. Throughout 2025 and into early 2026, we will continue to expand training, share best practices across regions, and conduct ongoing internal reviews to ensure full compliance and readiness, reinforcing our strategic priority to maintain outstanding quality across our network. See “— Regulation — Licensing and Monitoring.”

Assessment

We are committed to ensuring that every child fulfils his or her individual potential through continuous observation, assessment, and tailored support. All of our nursery centers follow the EYFS framework and Development Matters guidance to plan, assess, and report on children’s progress across the seven areas of learning and development. These assessments are systematically recorded and monitored through eylog, eylog is a digital assessment module within the eyworks platform.

Each child has a secure online learning journal through the eylog digital assessment platform, which allows educators to record written and photographic observations aligned with the EYFS outcomes. Eylog supports both baseline and summative assessments, enabling staff to capture each child’s developmental milestones while providing parents with real-time access to their child’s learning journey. The system ensures consistency in observation, assessment, and planning, and facilitates early identification of children requiring additional support or extension.

Children’s progress is reviewed through a structured assessment cycle including baseline assessments, which are conducted upon entry to establish each child’s starting point, and summative assessments, which are completed termly (Autumn, Spring, and Summer) to monitor progress across all seven educational programs and the three Characteristics of Effective Teaching and Learning (playing and exploring, active learning, and creating and thinking critically). In line with Department for Education guidance, this review supports early identification of developmental needs and is shared with parents and health visitors where appropriate. Transition reports are prepared at the end of the Summer term for children moving to school or another setting, ensuring smooth information transfer and continuity of learning. Following each assessment period, parents are invited to attend consultation meetings (typically twice a year) to discuss progress and next steps. This regular engagement supports strong home-nursery partnerships and ensures early intervention where needed.

Educators observe and plan for each child on a four-week cycle. Observations are linked to the EYFS and inform each child’s Next Steps plan, which is shared with families via eylog. This continuous observation model allows practitioners to tailor activities to individual learning styles, abilities, and interests, supporting children to progress at their own pace.

Center managers use eylog’s Development Matters Tracker to identify any children “at risk of delay” or showing gaps in learning. This approach enables early identification and targeted support for children at risk of delay, continuous professional development for practitioners through reflective assessment practice and data-driven quality assurance across the group to ensure that every child’s progress is monitored and acted upon.

Integration of Acquisitions

We have made a series of strategic acquisitions, which represent an important growth driver for our business and continue to be a core aspect of our growth strategy. These acquisitions demonstrate our strategic focus on high-quality centers and sustainable expansion in the UK early years sector. See “— Our History.”

A key differentiator in our approach to acquisitions, particularly when compared to other acquisition-driven nursery groups, is our respect for local brands and community ties. Instead of rebranding, our focus is on enhancing internal systems, operational standards, and quality assurance, alongside initiatives to elevate the quality of care, pre-school education, and overall parent experience, while offering comprehensive central support from our Support Team in areas including human resources, marketing and finance. This strategy allows each center to retain its authenticity and maximize its potential with the backing of a professional, well-resourced group. See “— Our Growth Strategy — Continue to Expand Our Nursery Offering in the United Kingdom — Opportunistically Pursue Nursery Acquisitions.”

Our acquisition and integration team works closely with acquired centers to ensure any modifications to acquired facilities and equipment are completed in a timely fashion so that the center can operate in line with iStep standards. Integration support includes leadership mentoring, early training for center teams, and a structured quality assurance review within the first 100 days, ensuring alignment with our safeguarding, pedagogy, and operational expectations.

Once a nursery center is acquired, integration begins under a structured 100-day plan led by our acquisition and integration team. The process follows a defined three-month timeline designed to ensure regulatory compliance, operational stability, and alignment with group standards, as follows:

•        Month 1:    Stabilization and systems integration: Our acquisition and integration team conducts an initial onboarding meeting with the newly acquired nursery center to set priorities and timelines. Immediate actions focus on compliance, safeguarding, and operational stability. Core systems including finance, HR, child management (eymanage), and internal audit are onboarded. Health, safety, and food hygiene standards are reviewed, and an inventory and occupancy baseline is established. Each department responsible for a workstream (Compliance, Curriculum, HR, Finance, Marketing and Investment) initiates their respective tasks within our Jira-based integration framework to ensure traceable progress.

•        Month 2:    Operational alignment and forecasting: By the second month, progress against the 100-day plan is reviewed jointly with the nursery center management team. Attention shifts to quality assurance, curriculum delivery, staffing structures, and parent engagement. Our finance and operations personnel collaborate with the local center manager to produce a financial and operational forecast, aligning occupancy targets and budget expectations with company-wide benchmarks. Staff training compliance and safeguarding refreshers are verified through our digital HR and learning systems.

•        Month 3:    Quality consolidation and full integration: By the end of the initial 100-day period, the nursery center is fully connected to our company’s central systems and reporting lines. Standardized quality controls, curriculum frameworks, and compliance monitoring are embedded. The center now participates in our company-wide quality audit cycle and benefits from ongoing support from the Support Team teams across operations, Quality, Finance, Human Resources and Marketing. At this stage, each nursery center operates consistently with company standards for childcare, curriculum, and governance while retaining its local identity.

This structured 100-day process, which is supported by digital project management, clear accountability, and quantitative KPIs, such as time to regulatory compliance, completion of integration milestones, staff retention rate, occupancy rate trend and parent satisfaction scores, ensures that our acquisitions transition rapidly from transaction to compliance, from compliance to quality, and from quality to sustainable growth.

See “— Our Competitive Strengths” and “— Our Growth Strategy.”

Acquisition Integration Case Studies

Each acquisition we make follows a structured 100-day integration program, supported by cross-functional teams covering quality, operations, finance, and HR. The process begins with a comprehensive due-diligence review and a baseline quality audit, followed by targeted interventions across leadership, compliance, curriculum, and facilities. Our integration model is designed to achieve three core outcomes:

1.      Safeguarding and compliance stability, ensuring immediate operational safety and regulatory readiness.

2.      Cultural alignment, embedding iStep’s “Because We Care” values and leadership standards.

3.      Sustainable quality improvement, measured through Ofsted outcomes, occupancy recovery, and financial performance.

The following case studies illustrate how our integration framework delivers consistent and measurable improvements across newly acquired nursery centers. The nursery centers have been anonymized for purposes of the presentation of these case studies.

Nursery A — Turnaround Integration

Nursery A was the lowest-performing center that we acquired at the time of its acquisition, with outdated facilities, safety concerns, and a disengaged workforce.

•        Initial challenges:    The environment was unsafe and uninspiring, with obsolete infrastructure, poor hygiene standards, and low team morale.

•        Our intervention:    We initiated an immediate site refurbishment, including a full redesign of the outdoor play area to ensure safety and encourage exploratory learning. Over the next 12 months, every classroom was upgraded, new resources introduced, and staff underwent comprehensive retraining aligned with our curriculum and quality framework.

•        Outcome:    Following one year of integration, the nursery center achieved an Ofsted rating of Good, and close to Outstanding. Inspectors noted that “the nursery feels like an entirely new setting.”

•        Significance:    Our acquisition of Nursery A exemplifies our turnaround integration capability, showcasing how our systematic approach can rescue, rebuild, and reposition challenged nurseries to achieve sustainable quality and commercial recovery.

Nursery B — Quality Integration

Nursery B was one of our smallest but most complex acquisitions. Prior to acquisition, the center suffered from deep-rooted cultural and operational issues, including nepotism, weak leadership, and low competence of staff, which collectively compromised safeguarding and overall quality. These issues were systemic and could not be resolved within a short period of time.

•        Initial challenges:    Dysfunctional management, ineffective safeguarding practices, and underqualified staff created continuous risks and instability. Ofsted had rated the nursery center Requires Improvement.

•        Our intervention:    We implemented a full integration plan focusing on leadership restructuring, compliance reinforcement, safeguarding training, and curriculum standardization. The new management team received intensive mentoring from our regional directors, supported by weekly audits and data-driven performance tracking.

•        Outcome:    Within 11 months, the nursery center underwent a reinspection and achieved a Good rating from Ofsted.

•        Significance:    Nursery B is a flagship example of quality integration, demonstrating our ability to transform a nursery center with entrenched performance and cultural issues into a compliant, high-quality, and sustainable center through systematic leadership and operational renewal.

See “— Our Competitive Strengths” and “— Our Growth Strategy.”

Our Strategic Investments

In addition to our core nursery center portfolio, we currently have a minority ownership interest in a SEND school, and we are planning to make opportunistic investments in the online tutoring sector. Together, these business lines reflect our long-term vision to become a diversified education provider, rooted in early years excellence while exploring adjacent opportunities to support children and young people with varied learning needs. See “— Our Growth Strategy.”

Special Educational Needs and Disabilities (SEND) Schools

In January 2024, we made a minority equity investment (initially 19.99% and subsequently increased to 23.49%) in DPS Education Limited (“DPS”), which owns and operates a therapeutic (not behavioral) school, Tudor Lodge Therapeutic School (“Tudor Lodge”), in Spalding, Lincolnshire which opened in September 2024. Our investment in DPS represents a strategic step toward expanding our educational services across the broader spectrum of child development and support. This investment was structured by us as a pilot project, enabling us to gain deeper knowledge of the industry and assess opportunities in the SEND space. To date, we have acted only as a financial investor in this project, and our role has been limited to providing support in areas such as financial management, risk management and strategic considerations when specifically requested by the DPS management team.

Tudor Lodge is a SEND day school for children with complex emotional and behavioural needs, offering a nurturing, child-centered environment. Education is provided for children aged 5-15, through GCSE level. Tudor Lodge currently has occupancy of 32 children. Set in tranquil countryside, it focuses on personal growth through a curriculum rich in outdoor learning, nature, and horticulture, supporting each child’s strengths and individual development. Tudor Lodge has recently completed infrastructure upgrades including expanded classrooms, a new sensory room, gymnasium and vocational facilities such as hairdressing and carpentry. Tudor Lodge received an all-around Outstanding rating in its 2025 Ofsted evaluation, achieving the highest possible grade across all key areas of inspection. A second site of Tudor Lodge located near the main campus is currently planned to commence operations in 2027.

On November 20, 2025, we entered into a joint venture arrangement with Metaverse School Limited to create an investment platform for our planned expansion into the provision of SEND schools. The investments will be made through a company called Belong Education Ltd., which is owned 80% by us and 20% by Metaverse School Limited. We will focus on the UK market, with an emphasis on meeting the needs of students aged 16 and above. Our objective is to invest in at least one new school per year, following a core model of regional management, standardized quality, and specialized curriculum.

Planned Strategic Investments — Online Tutoring

We plan to enter the online tutoring sector in the United Kingdom through selective investments or acquisitions on an opportunistic basis. We define online tutoring as the delivery of education services and learning support to pupils entirely though digital platforms and internet-based technologies, without the requirement for physical presence of a tutor. We intend to focus on 11+, GCSE, and A-Level tutoring, with a focus on AI-led offerings, and an emphasis on Math and Science, supplemented by English, with an aim to expand online tutoring services to various subjects with the adoption of AI. We believe that the integration of technology in education can significantly enhance learning outcomes by providing innovative tools and access to resources, supporting pedagogical goals while fostering digital literacy and critical thinking among students. In this area we intend to leverage the expertise and experience of our indirect shareholder Jiayi Education Holdings, an education group with operations in China. See “— Our Growth Strategy — Adding Adjacent Offerings — Online Tutoring.”

People and Engagement

The quality of our education and care rooted in the quality, consistency, and dedication of our people. Since our incorporation, we have maintained a diverse workforce to ensure operational flexibility and high-quality service delivery. We refer to our staff members who are directly engaged (either fully or as part of their role) in the education and care of children within our nursery centers, including qualified nursery practitioners, room leaders, and early years educators, as “educators.” The substantial majority of our employees are educators. Full-time employees that are not educators are generally comprised of members of our Support Team and our management team. Administrative, catering, and facilities staff are all part-time employees and are not regarded as educators.

As of November 30, 2025, our employees consisted of the following:

•        246 full-time employees (including 226 educators):    These are staff working our standard contracted hours (typically 32.5 hours per week or more, in line with sector norms for early years education). They hold permanent roles, receive the full range of contractual benefits and are entitled to paid leave.

•        175 part-time employees (including 153 educators):    These staff work fewer than 32.5 hours per week on a regular, contracted basis. They hold permanent roles and receive pay pro-rated hours, in line with statutory entitlements.

•        74 bank staff workers (including 62 educators):    These staff are engaged on an ad hoc basis, without guaranteed hours. They provide flexible cover for absences, peak demand, or specific shifts, and are paid only for the hours worked. They still receive certain contractual benefits.

We have digital management systems, quality audits, and staff training frameworks that strengthen consistency, accountability, and continuous improvement across our company. These include a centralized online training facility that provides access to mandatory and developmental courses, a digital staff management system that streamlines scheduling, absence tracking, performance monitoring and communication, and a company-wide training matrix that ensures all staff maintain up-to-date knowledge, supports succession planning, and identifies skills gaps. Together, these systems create a robust foundation that underpins operational excellence, professional growth, and compliance across our company.

None of our employees are represented by labor unions, collective bargaining agreements or other similar agreements.

See “— Operations and Growth — Our Support Team — Human Resources.”

Employee and Family Retention and Engagement

Employee retention in the childhood education space is paramount for fostering a nurturing and stable environment for both educators and children. We are dedicated to creating a supportive culture for our staff which is driven by our shared values, expansive training and development, including competitive benefits and pay, as further outlined below. We have targeted initiatives in place to retain key talent and minimise turnover. These include providing employees with competitive pay and benefits aligning with industry standards, ongoing training and development, programs promoting staff wellbeing, as well as initiative targeting employee appreciation, team events to foster positive relationships and structured feedback and surveys on an ongoing basis and during exit processes.

These measures form part of our ongoing strategy to reduce employee turnover, particularly among key employees, and to strengthen our overall talent retention.

Stakeholder engagement is a key focus for us. We believe education is most effective when it is rooted in trust. Each center in our group maintains its local identity and relationships, supported by a strong central structure, including our Support Team. We undertake a range of initiatives to strengthen relationships with parents, employees, and local communities, and we seek to add to the life and well-being of our local communities. For example, at the 2024 Winter Open Day at our Lower Beeding center in West Sussex we organized a fundraising drive for a local child with disabilities, which attracted more than 100 families and received an overwhelmingly positive response from the community. Central to our approach is a close partnership with parents.

Regular parent feedback surveys are conducted to gather insights and enhance the quality of care and education we provide. In addition, we monitor our reputation through daynurseries.co.uk, the United Kingdom’s leading independent review platform for early years education. As of September 2025, our nursery centers achieved an average rating of 9.6 out of 10 on daynurseries.co.uk, reflecting consistently high levels of parental satisfaction and trust across our portfolio. The East Hub achieved an average score of approximately 9.75, with several centers, including The Nursery Family — Shoreham and The Nursery Family — Southwater, receiving a perfect 10.0 rating. The West Hub maintained a strong average of around 9.4, highlighting our group’s regional reputation and consistent quality. Overall, more than 80% of our nurseries are rated above 9.5, demonstrating our sustained commitment to quality, care, and parent partnership. According to daynurseries.co.uk, The Nursery Family brand was recognized by as one of the Top 20 Mid-Size Nursery Groups in the UK for five consecutive years (2021-2025), The Nursery Family-Southwater was one of the Top 20 Nurseries in the UK in 2021, Bambinos-Woolwell was among the Top 20 Nurseries in the South West in 2020 and 2021 and Bambinos-Plymstock received the same regional distinction in 2022 and 2025.

Culture and Values

Our belief that we are more than just educators is core to our culture and serves as a guiding principle across all actions we take. Our educators are advocates for their children, giving them the confidence to try new things and develop socially. Our centers are known for their warmth, stability, and professionalism, which is regularly recognized by families. A significant proportion of new enrolments comes through word-of-mouth referrals and our long-standing ties to the local communities we serve.

Our motto “Because We Care” underpins our culture and values, reflecting our commitment to high standards of care, child-centered learning, and inclusive practice. It is the foundation of how we treat children, staff, and families. Our centers prioritize mental health, emotional resilience, and individual learning styles, creating supportive environments for every child. We aim to be recognized as a company that nurtures growth with integrity and empathy.

We are committed to promoting equality and diversity. Our goal is to build a culture that values meritocracy, fairness and transparency and that actively values differences. We adopt an inclusive approach to diverse cultural backgrounds, dietary needs, and SEND provision.

Hiring

Our talent selection process assesses candidates for the core traits of our highest-performing educators to predict success in early learning classrooms. Hiring decisions are predominately made locally by center directors, with assistance from our HR and operational support teams. Our centralized systems, tools and resources from our Support Team enable us to recruit and hire at scale and onboard new staff efficiently. We conduct enhanced Disclosure and Barring Service (“DBS”) background checks, as well as local reference checks, for staff at all of our centers. We believe that ensuring that our new educators go through a thorough onboarding process is crucial to longer term success. We believe that a strong and supportive onboarding experience generally leads to better long-term outcomes in our centers for educators and families alike.

Training and Development

We invest continuously in the professional development of our educators. Our educators undergo continuous professional development (CPD), safeguarding refreshers, curriculum development aligned with the EYFS framework and mentoring. As of November 30, 2025, approximately 54% of our educators (including full-time, part-time and bank employees) were qualified to Level 3 and above on the Regulated Qualifications Framework (the general UK system for regulation of personal qualifications) for early years education. During fiscal year 2024, we experienced a period of rapid expansion, mainly driven by acquisitions, with total headcount increasing from 321 at the beginning of the fiscal year to 459 at the end of the fiscal year, representing growth of over 40%. This growth was supported by a group-wide training and quality assurance framework, which ensures consistent standards and leadership development across all centers, while enabling each setting to preserve its unique identity and strong community relationships.

Educator and Center Staff Compensation Approach

Ensuring our employees receive competitive pay has long been at the forefront of our retention and engagement strategy, with a special focus on investing in our educators as they are at the heart of what we do every day. We recognize that competitive and fair remuneration is central to fostering employee wellbeing, reducing turnover, and supporting consistent, high-quality experiences for children and families. Our approach to pay is structured, transparent, and designed to reward both contribution and commitment. Our current initiatives in the area of educator and staff compensation include annual pay reviews, merit-based increases, tenure and loyalty recognition, role-based pay bands and additional incentives. These measures form part of our wider people strategy, ensuring that our pay structures remain competitive, fair, and aligned with the value our staff bring to children, families, and the wider organization.

Sales and Marketing

Our sales and marketing function is focused on supporting enrolment growth and improving occupancy rates across our centers. Our sales and marketing strategy combines traditional marketing activities and digital presence with local community engagement and reputation-building through consistent quality and high parent satisfaction. Consistently positive Ofsted ratings and strong parent referrals remain a key driver of new enquiries, reinforcing our position in the market.

Our Support Team sales and marketing team uses a variety of direct marketing, sales initiatives and marketing campaigns to build on and enhance our brand and growing our footprint by raising awareness of our services. Our Support Team is significantly involved in marketing initiatives targeting new clients, and preparing and disseminating information about our offering. As part of this process, we may analyze existing levels of business to identify potential areas of growth. We use digital marketing, including targeted online advertising, and social media engagement to reach families researching childcare options. As a means of increasing occupancy rates, we also leverage central systems such as eymanage, digital dashboards, and marketing analytics to convert enquiries efficiently into confirmed registrations.

At the local level, we conduct a range of activities that not only enhance our visibility, strengthen our local reputation, and foster trust with families, but also reinforce our role as a valued and engaged part of the community. All of our centers collaborate with nearby primary schools to support smooth transitions into primary school Reception year, including joint story time sessions, school visits, and curriculum alignment discussions. We actively participate in and contribute to the communities we serve through initiatives such as sponsoring community football teams, hosting stalls at seasonal fairs and markets, partnering with local family centres, and welcoming local residents to our open events, as well as running a variety of charity fundraising activities, such as bake sales, fun runs, and sponsored theme days, supporting both national charities and local causes. We undertake targeted marketing and community engagement, building brand presence within local catchment areas through open days, referral schemes, and partnerships with local employers. See “— Our Competitive Strengths,” “— People and Engagement” and “— Operations and Growth — Our Support Team — Marketing.”

Health and Safety

Ensuring the safety and wellbeing of children, families and staff is a fundamental priority across our company. We are committed to creating safe, nurturing and inspiring early years environments where children can learn, grow and thrive. Our health and safety framework fully complies with all relevant UK legislation, and is aligned with best practice standards across the early years sector.

As required under the EYFS statutory framework, at each of our nursery centers we have a Designated Safeguarding Lead (“DSL”), who is a trained individual responsible for all safeguarding and child-protection matters within the relevant center. The DSL oversees safeguarding practices, maintains records, ensures statutory compliance, and guides staff on appropriate action when risks are identified.

Robust Risk Management and Tiered Oversight

Our safety management system combines structured procedures with a preventative mindset. We operate a tiered system of checks and audits, ensuring both local accountability and central oversight, consisting of the following:

•        Daily:    Site and classroom safety checks conducted and recorded by nursery teams.

•        Weekly and monthly:    Structured inspections completed by nursery management teams, with issues logged and escalated through our central reporting system.

•        Quarterly:    Comprehensive site-level risk assessments reviewed by regional directors.

•        Annual:    Independent external audits carried out by nursery consultants MW Early Years Training & Support Services Limited to benchmark practices against statutory requirements and best practice standards.

Additional assessments are conducted for all off-site trips and activities. Immediate reviews follow any incident, accident, or near-miss, with outcomes recorded, corrective actions implemented, and learning shared across our company. We also conduct unannounced lockdown drills at our nursery centers to ensure staff preparedness for emergencies. All findings and incident data are reviewed centrally and form part of our continuous improvement cycle, ensuring that risk management remains proactive and data-driven.

Training and Professional Standards

Our staff are the foundation of a safe environment. All educators receive mandatory induction training covering health and safety, safeguarding, and emergency procedures before working with children. Training is refreshed annually, with targeted workshops and scenario-based sessions designed to strengthen confidence and real-world responsiveness. Specialist modules include: pediatric first aid and medical response; fire safety and evacuation procedures; emergency lockdown protocols; infection control and hygiene management; safe sleep practices for infants and young children; and risk assessment and incident reporting. Training records are centrally maintained and monitored for compliance. In addition to formal training, educators receive ongoing coaching and reflective practice sessions from center managers and regional directors to ensure consistency and professional confidence across all settings. See “— People and Engagement — Training and Development.”

Safe Environments and Security

Our nursery centers are purposefully designed to balance exploration and learning with safety and security. We maintain secure entry systems, CCTV monitoring, and clearly defined supervision zones. Access to children is strictly limited to authorized staff and family members. All staff and volunteers hold enhanced DBS checks and appropriate clearances before being allowed unsupervised access to children. Daily name-to-face roll calls ensure that every child is accounted for, and registers are updated throughout the day. Classroom layouts are arranged to support safe movement and clear visibility. We continuously assess environmental risks such as trip hazards, equipment safety, and room ratios to maintain full compliance with EYFS and Ofsted expectations. Safe sleep practices are implemented consistently across all nursery centers. Every educator receives initial and annual safe sleep training, ensuring correct positioning, monitoring, and environmental conditions for infants and toddlers.

Hygiene, Health, and Infection Control

We adhere to rigorous hygiene and infection control protocols in line with public health guidance. These include: daily cleaning and disinfection routines across all settings; regular water temperature checks to prevent scalding and bacterial growth; strict handwashing and sanitization procedures for staff and children; an exclusion-for-illness policy requiring that children and staff remain home until symptom-free for at least 24 hours without medication; and monitoring for signs of illness, injury, or emotional distress upon arrival and throughout the day. Following any confirmed infection, deep-cleaning and environmental decontamination procedures are immediately activated. These measures help protect the wider nursery community and maintain operational resilience.

Holistic Wellness and Whole-Child Approach

Our commitment to safety extends beyond physical protection to encompass emotional, social, and mental wellbeing. We take a whole-child approach, integrating wellness principles into our curriculum and daily practice. Through age-appropriate programs, educators support emotional literacy, resilience, and empathy using tools such as stories, puppets, and emotion magnets to help children understand and express feelings. We also promote physical health through balanced nutrition and active play. All nursery centers provide nutritious meals and snacks aligned with national dietary guidelines, supporting the development of healthy eating habits from an early age. Outdoor play and physical exploration are built into daily routines to encourage movement, coordination, and confidence. Our wellbeing strategy also extends to our staff. We recognize that a supported, resilient workforce delivers the highest standard of care. We promote staff wellbeing through supportive leadership, open communication, workload management, and access to wellbeing resources.

Operations and Growth

Our Support Team

Our operations are underpinned by our Support Team, which consolidates several core support functions for our group. Our Support Team handles strategic, administrative, operational and oversight functions, and it ensures each center has access to the tools, knowledge, and backup it needs to thrive, especially in an increasingly complex and regulated sector, enabling nursery managers to focus on what matters most: the quality of care and education. All of our centers benefit from this central support structure. The Support Team is comprised of the following four integrated teams:

•        Quality:    Our quality team is led by our Chief Childcare and Operations Officer (CCOO), supported by regional directors (East and West hubs) and regional support managers, and is responsible for curriculum design and implementation, training and development, quality audits and Ofsted readiness. Regional directors and regional support managers translate quality standards into local implementation and oversee performance, providing hands-on support to nursery centers, monitoring compliance, and providing feedback to our company’s leadership.

•        Finance:    Led by our CFO, our finance team is supported by the Group Head of Finance, hub-based accounts assistants, and a dedicated payroll administrator. The finance team is fully centralized, ensuring accuracy, professional control, and transparency. Nursery centers input raw operational data (primarily child booking information and staff scheduling information) into the eyworks system which generates the monthly invoices that are sent to parents/carers of the children attending our centers, and all other financial processing and reporting are handled centrally by the finance team. The CFO leads financial planning, and long-term capital strategy. The Group Head of Finance, who reports to the CFO, manages accounting, budgeting, reporting, daily financial management, and consolidation across our company. Dedicated accounts assistants for the East and West hubs provide localized financial liaison and support.

A single payroll administrator manages payroll for most of our staff, while some subsidiaries utilize an external accounting firm for payroll processing. We plan to move all payroll functions in-house at the start of the next UK tax year beginning in April 2026. Regional accounts assistants (East and West hubs) support managers and nursery centers with finance data queries.

•        Human Resources:    Our human resources team is led by our Human Resources and Recruitment Manager, supported by dedicated HR staff with clear functional separation between recruitment and compliance. This team manages advertising for employee positions, candidate pipeline, background checks, and onboarding. Final interviews remain with nursery centers and regional managers. The human resources team oversees safeguarding, right-to-work checks, and qualification requirements tracks staff retention, provides insights on workforce risks, and supports wellbeing initiatives. The Human Resources and Recruitment Manager leads HR strategy, workforce planning, and company-wide HR policies supported by an outsourced HR consultancy service provider. The HR recruitment officer manages end-to-end recruitment, from vacancy approval to candidate onboarding. The HR recruitment administrator focuses on compliance checks, including safeguarding, right-to-work and qualifications.

•        Marketing:    Our marketing team is led by our Marketing Manager and supported by the Marketing Officer and focuses on driving occupancy growth through enrolment, branding, and reputation management. The marketing team integrates digital marketing, parent communication, and conversion analytics to ensure a consistent and effective group-wide presence. Our marketing team works closely with the Parent Liaison Officers (PLOs) at our two regional hubs to enhance the parent journey from initial enquiry to enrolment. The marketing team provides the framework, data tools, and best-practice guidance for enquiry handling, tour conversion, and parent engagement, while PLOs apply these strategies locally to strengthen relationships with families and respond to community needs. The Marketing Manager oversees company-wide marketing strategy, website and brand management, and digital communication channels. The Marketing Officer manages social media, digital campaigns, and external communications, ensuring consistency in tone and brand identity across all platforms. Together, the marketing team and PLOs deliver an integrated and responsive approach that combines central strategy with personalised engagement, supporting our mission to grow occupancy through outstanding parent experience and community trust.

Our Support Team employees operate from different locations rather than a single physical office. The nature of the nursery business means that many Support Team staff regularly visit centers in person. These visits provide both planned and ad hoc support, ensuring that nursery centers receive hands-on assistance in their daily operations as well as in urgent situations.

Our Support Team is designed to remove from nursery centers all non-core functions outside of day-to-day operations and on-site quality monitoring, with the aim of minimising the administrative burden on local teams. This enables centers to focus their time and resources on delivering high-quality childcare and education. Our Support Team enables nursery managers to focus primarily on maintaining and improving the quality of education and care, while group-wide systems ensure consistency in operational performance, staff development, and compliance. The organizational structure enables iStep to scale efficiently while retaining the quality and identity of each nursery center. It reflects the group’s strategic intent to operate as a professionally managed, community-rooted early years education group, with a strong balance of local empowerment and central coordination.

Nursery Center Fees

Our pricing model is designed to balance competitive market rates with the government-funded childcare entitlement rates applicable in England. Fees for privately-paid places are set at the nursery center level, informed by local market conditions, competitor pricing, and cost-of-delivery analysis. Government-funded places are delivered in line with statutory entitlements, with other services (e.g., meals, extracurricular activities and extended hours) charged separately where permissible. We review our nursery center fee structure periodically, with any changes typically taking effect from April, or more frequently if there are material changes in wage levels, utility costs, or funding rates, to ensure financial sustainability. This enables us to respond to inflationary pressures and maintain margins while remaining affordable and competitive in each local market.

UK Government Funding of Early Years Education

The UK government places significant importance on supporting the childcare sector to enable parents to enter and remain in the labor market. This support includes various initiatives for government funding provided to parents to reduce the cost burden on parents, making quality childcare more accessible. A significant amount of our revenue, approximately 49.2% in the fiscal year ended June 30, 2025, is attributable to such UK government assistance. We operate a balanced income model, integrating government-funded childcare places with privately paid places to support stability and sustainability.

Government-funded childcare must be with an approved provider, meaning one registered and inspected by Ofsted. Free childcare hours are paid by the relevant local government authority directly to the childcare provider, not to parents. On a periodic basis, typically prior to the start of each school term, the provider gives the local authority an estimate of the number of hours of childcare it will provide in the relevant period. The local authority then pays the provider, and adjustments to the payment amount are made at the end of the period to reflect actual hours delivered.

In April 2024, the UK government initiated a historic expansion of free childcare, widely regarded as the largest public investment in UK early years education to date, offering 15 hours per week of funded childcare for eligible working parents of two-year-olds, extended to children from nine months in September 2024. This program was further expanded in September 2025 to provide 30 hours per week of free childcare for children from nine months to school age, significantly increasing demand for nursery places by an estimated 70,000 additional spaces across the UK, according to the Department of Education. We are well-positioned to benefit from the recent expansion of free childcare, which favors scalable operators like us.

Access to free childcare in England is currently structured across the following three categories under the UK government’s expanded childcare program:

•        Free childcare for 3- and 4-year-olds:    All children aged three to four are eligible for 570 hours of free childcare per year, typically taken as 15 hours per week over 38 weeks (term-time), though parents can opt for fewer hours over more weeks if offered by providers. This universal entitlement, unchanged since its introduction, supports early education and is delivered in accordance with the Early Years Foundation Stage (EYFS) framework.

•        Free Childcare for Children of Working Parents:    Children aged nine months to four years are eligible for 1,140 hours of free childcare per year (equivalent to 30 hours per week over 38 weeks) if their parents meet specific eligibility criteria including a minimum number of hours worked per week and a maximum household adjusted net income. This expanded entitlement, fully implemented in September 2025, extends 30 hours of free childcare to all eligible working parents of children from nine months, significantly increasing demand for nursery places.

•        Free childcare for disadvantaged 2-year-olds:    Eligible two-year-olds receive 570 hours of free childcare per year, typically 15 hours per week over 38 weeks, though flexible arrangements are available if offered by providers. Eligibility includes children whose parents receive certain specified government benefits, meet certain health or disability criteria or are under other specified circumstances.

While government funding is based on terms covering a total of 38 weeks per year, because we are open 51 weeks per year we are able to utilize government funding in a flexible and efficient way by spreading the funded hours across the calendar year.

While nursery center fees are only partly funded by local governmental authorities, for SEND schools the nursery center fees are fully funded by local authorities. For nursery centers that are providing SEND services as part of their nursery service (as opposed to in a fully dedicated SEND school), the nursery center incurs additional costs through requiring staff with appropriate qualifications to delivery SEND care and may require additional staff for one-on-one support if required. In such cases, nursery centers may be able to receive additional provider-level funding in the form of Disability Access Fund (DAF) payments, Early Years Pupil Premium (EYPP) and other local authority-administered inclusion or additional support funding.

Past and ongoing government policies, such as the recent expansion of funded entitlements, are expected to increase demand for nursery services but also enlarge the proportion of nursery revenue that is subject to regulated funding rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Our Performance and the Comparability of Our Financial Results — UK Government Funding of Early Years Education.”

Information Technology

Information technology plays a key role in our operations. Our IT function is outsourced to a managed service provider, which is a common arrangement for organisations of our size in the education sector. While this does mean that we rely on a third party for day-to-day IT support, security management, and disaster recovery, we conduct reviews of the provider’s security policies and compliance with data protection regulations (including GDPR), and retain internal oversight of key access credentials and documentation.

Within our Support Team, we increasingly utilize technology to reduce administrative workload, and optimise staffing costs in support functions. In addition, we have rolled out digital infrastructure across all centers to bring greater consistency and visibility into both operational and pedagogical practice. These systems centralize critical processes, such as child observations, audits, staff records, payroll and compliance tracking, while still allowing local leaders to operate with autonomy and adaptability. This combination of structure and flexibility has significantly improved our ability to monitor operational and business data in real-time and provide targeted support where it is needed. The following are the key IT systems used in our operations:

•        eyworks, a comprehensive system designed for early years education providers, is our core nursery management platform, covering key operational functions such as child registration, invoicing, attendance tracking, and parent daily communications. This system provides live data on occupancy, staffing ratios, financial metrics, and child development updates, accessible to both site managers and senior leadership. It allows families to manage bookings and access flexible care options (for example, term-time-only arrangements), while enabling management teams to maintain consistent quality oversight and data-driven decision-making across our centers;

•        We have created, utilizing third-party softward, a “CareLoop” dashboard which tracks the cycle of improvement from staff wellbeing, and combined with eyworks, to quality delivery, community reputation, enrollment growth, financial performance, and reinvestment across our centers and within our company as a whole;

•        eymanage, a core module of the eyworks software suite, which centralizes data for compliance, quality assurance, and operational performance, enabling data-driven decision-making and freeing local teams from time-consuming administrative tasks;

•        iAuditor, which we use for pedagogical and operational quality audits, enabling monitoring of compliance, safeguarding, and curriculum standards; and

•        iStep PO Approvals is a tailored purchase order management system that has been tailored by us, based on DocuWare, providing real-time visibility on procurement, budget tracking, and authorisation workflows.

We plan to continue to implement digital management platforms and process automation systems to enhance our operational efficiency and responsiveness, including continuing to strengthen the educator development system and reinforce standardized management procedures. We also plan to launch a hardware upgrade process to improve the learning environment and boost parent satisfaction.

At the nursery center level, particularly in the teaching and care environment, we deliberately avoid replacing human interaction with technology. We believe in maintaining a strong personal touch in all child — adult interactions, recognising that high-quality early years education depends on trusted relationships, responsive communication, and hands-on learning experiences. Technology supports these goals by improving background processes and communication with parents without diminishing the importance of face-to-face engagement. Looking ahead, we expect to expand the use of automation, integrated reporting, and digital tools in our support functions, while continuing to safeguard the personal, relationship-based approach that defines our educational philosophy. We remain committed to ensuring that technology enhances rather than replaces the human experience.

Optimization of Operations

By continuing to invest in people, technology, and evidence-led decision-making and thereby optimize our operations, we believe we are well-positioned to not only sustain but strengthen our competitive position in a changing early years landscape. Our initiatives in this regard include refining how we capture, interpret, and act on center-level data (e.g., observations, staffing and occupancy rates), reviewing daily routines and ratios to ensure staff are deployed effectively, investing in strong nursery center managers, utilizing our commitment to training and progression as a means of attracting and retaining educators that are in high demand and strengthening our organizational readiness for SEND services.

Competition

We primarily compete in the UK market for early age education, a highly fragmented market that includes national chains, regional groups and small independent nurseries. Our main competitors vary by type, as follows:

•        National chains.    Busy Bees, Bright Horizons (UK centers) and Kids Planet are among the largest operators of early age education centers in the UK, each with hundreds of centers nationwide. They benefit from brand recognition, marketing budgets, and economies of scale, but may have less local distinctiveness and community ties than regional groups or independent nurseries.

•        Regional groups.    In the core areas of our operations (Devon, West Sussex and East Sussex), we compete with smaller regional providers who may operate in the range of three to 10 centers and enjoy strong local relationships.

•        Independent nurseries.    In many towns, our competition comes from single-site or family-run nurseries with longstanding reputations. These providers often have deep community ties but may lack the compliance, training, or succession capacity required to grow or adapt to regulation, funding challenges and changing parent expectations and demands.

In addition to the foregoing, childminders and other independent childcare arrangements that provide parents with an alternative to nursery-based childcare are a source of competition.

As we implement our diversification strategy and enter into adjacent areas, which may include SEND and online tutoring, the nature of our competition may change.

We believe we are well-positioned to compete effectively in our markets due to a variety of key differentiators, including our commitment to quality education and care, our local brand identities and community trust and our centralized operational support and resources. See “— Our Competitive Strengths.”

Sustainability

Our mission is to provide high-quality early childhood education for families of all backgrounds and means. We believe that widespread investment in early childhood education and care produces long-term societal benefits, including stronger, healthier communities and a more productive economy. Sustainability matters at our company are overseen by the Risk and Education Quality committee of our board.

Our Social Impact

During their early years, children develop the cognitive, social, emotional, physical, and language skills that serve as the foundation for lifelong learning. A substantial body of academic research demonstrates that high-quality early childhood education produces some of the highest social and economic returns of any public or private investment. A 2010 analysis from the University of Chicago has shown that comprehensive structured early-years educational support can yield an approximately 13% annual return on investment, measured through improved educational attainment, employment, health outcomes, and reduced social costs such as crime and welfare dependency. Further evidence from the OECD and UNICEF indicates that children who attend high-quality early years settings demonstrate stronger emotional regulation, higher literacy and numeracy achievement, and improved wellbeing through adolescence. UK-based studies, including those by the Institute for Fiscal Studies and the Department for Education, also link early childhood education participation to better physical and emotional health and long-term public benefits through reduced remedial education needs. From an economic and social perspective, access to reliable, affordable childcare enables parents, particularly women, to participate more fully in the workforce. Reports from the OECD (2023) and World Bank (2022) indicate that economies with well-developed early years education systems exhibit higher female employment, greater productivity, and narrower gender pay gaps. Employers similarly benefit from improved workforce stability and reduced absenteeism when families have access to consistent, high-quality childcare.

At iStep Learning, we view these outcomes as integral to our sustainability mission.

Inclusion and Belonging

We believe that an ethical, inclusive culture, where every individual feels valued and empowered to thrive, is fundamental to iStep’s success. Our ethos of “Because We Care” guides how we treat our employees and how they, in turn, care for children and families. We recognize that culture is shaped not only by policies but by everyday actions and decisions that reflect integrity, respect, and empathy.

As part of our commitment to inclusion, we continue to invest in our employees through structured professional development and engagement initiatives. See “— People and Engagement — Training and Development.” All new employees participate in an onboarding and induction program designed to embed our values, safeguarding standards, and inclusive practice from day one. We also maintain a consistent record of investing in competitive wages and leadership development to attract and retain a diverse, high-performing workforce. See “— People and Engagement — Educator and Center Staff Compensation Approach.” We are dedicated to fostering an open and equitable working environment for all employees by listening to our people and deepening cross-cultural awareness through learning programs and feedback mechanisms including online surveys, focus groups and career development.

Our inclusion and belonging strategy extends beyond our workforce to benefit children, families, and the wider communities we serve. We collaborate with external experts in inclusion, equality, and SEND to ensure our nursery centers are welcoming to all children of all abilities and backgrounds. We also support families through flexible childcare options, such as ad hoc sessions offered on a short-notice basis where capacity and staffing levels permit. In addition, where families experience payment difficulties, we may agree tailored financial support arrangements on an ad hoc basis, taking into account individual circumstances, with the aim of supporting continuity of care while balancing the interests of our business.

Our Environmental Impact

While we do not yet have a standalone formal environmental and sustainability policy, environmental and sustainability practices are embedded in our day-to-day operations and curriculum. Environmental awareness is actively integrated into our curriculum, with children participating in activities such as gardening, composting, growing vegetables, and learning about recycling and biodiversity. Many nurseries also take part in local environmental campaigns, such as litter-picking events or planting projects, which help children connect sustainability with community engagement. Across our centers, we have reduced paper use through digital record-keeping and communication, implemented recycling programmes for paper, plastics, and other materials, and prioritised sustainable suppliers for food, cleaning products, and educational resources, and we have a policy of minimizing the use of plastic toys and furniture. We aim to lead by example and educate children on how individual actions and decisions can collectively have an impact on the environment. These practices not only reduce our environmental footprint but also instil in children a lifelong respect for the natural world, aligning with our broader commitment to social responsibility.

Intellectual Property

Our material intellectual property rights comprise the following UK-registered trademarks: “iStep Learning,” “Bambinos,” “Bambinos School,” “Bambinos Education,” “Bambinos Childcare Centres,” “Bambinos Learning,” “The Nursery Family,” and “Footsteps Day Nursery.” These trademarks are central to our brand identity in the UK early years education sector and are actively used in our operations in the UK.

While much of our current operational infrastructure relies on third-party intellectual property, our registered trademarks provide the foundation for consistent branding and marketing across all centers. Over time, we expect to enhance the value of our intellectual property portfolio by developing proprietary content and systems, thereby reducing reliance on external resources and increasing long-term strategic value.

We also hold a portfolio of domain name registrations, including isteplearning.com, isteplearning.co.uk, isteplearning.de, isteplearning.us, isteplearning.uk, isteplearning.cn, thenurseryfamily.com, nurseryfamily.com, nurseryfamily.co.uk, tnfgroup.co.uk, thenurseryfamily.co.uk, rockinghorsenurserygodalming.co.uk, hoveandportsladedaynurseries.co.uk, littleexplorersnurseryandpreschool.co.uk, littleexplorersdaynurseryandpreschool.co.uk, homebytheseadaynurseryandpreschool.co.uk, bambinosdaynursery.co.uk, getyourbootsmuddy.com, steppingstonesdaynurseryandpreschool.co.uk, ssdn.info, and belongeducation.co.uk. Our websites are largely supported and managed by a third-party service provider.

Regulation

Various aspects of our operations are subject to laws, rules and regulations, any of which may change from time to time. Laws and regulations affecting our business may change, sometimes frequently and significantly, as a result of political, economic, social or other events. We do not expect the costs of continuing to comply with applicable laws and regulations to have a material effect on our business. Some of the laws and regulations that affect us include but are not limited to:

•        licensing and childcare-specific regulations;

•        labor and employment laws, including wage and hour laws;

•        tax laws or interpretations thereof;

•        data protection, privacy and security laws and regulations;

•        environmental, health and safety laws and regulations; and

•        intellectual property laws.

UK laws and regulations relevant to our business include the Companies Act, taxation legislation, the Childcare Act 2006, the Childcare Act 2016, the oversight regime of Ofsted, the UK GDPR, the Equality Act 2010, the Regulatory Reform (Fire Safety) Order 2025, employment law, the Food Safety Act 1990 and the Food Information Regulations 2014, and environmental and health and safety legislation.

Several areas of regulation have either seen recent change or are areas where future change is anticipated. Where these changes may pose a material risk to the future operation of our business, they have been disclosed in “Risk Factors — Risks Relating to Legal and Regulatory Matters.”

Licensing and Monitoring

Laws, regulations and licensing, and other requirements impacting education, childcare and before- and after-school programs exist at the national and local levels, and such laws, regulations and licensing periodically change. Our centers are required by law to meet a variety of operational requirements, including minimum qualifications and background checks for our center personnel as well as educator-to-child ratios and various employment, facility, and health, fire and safety regulations. Regulations may also impact the design and furnishing of our centers.

All of our nursery centers are registered with and regulated by Ofsted. The UK early childhood education sector is overseen by Ofsted, which inspects and rates providers as Outstanding, Good, Requires Improvement or Inadequate. Ofsted is increasingly focused on curriculum intent and impact, safeguarding, inclusion and SEND provision, and staff qualifications and deployment. Centers in the UK that are rated less than Good often see an immediate impact on enrolment and reputation.

Ofsted is implementing a new inspection framework for Early Years providers from November 2025. This new framework represents the most significant reform in recent years, shifting away from the single line “Overall Effectiveness” judgement towards a multi-dimensional report card system. The changes are designed to improve transparency, consistency, and accountability, while placing stronger emphasis on children’s outcomes, safeguarding, and parents’ voices. Key changes to inspection outcomes under the new framework include:

•        Report card model:    The report card will include six evaluation areas (Inclusion; Curriculum & Teaching; Achievement; Behavior, Attitudes & Routines; Children’s Welfare & Wellbeing; and Leadership & Governance) and a five-point scale for each area (Exceptional, Strong Standard, Expected Standard, Needs Attention or Urgent Improvement), with safeguarding assessed separately (rated as Met or Not Met).

•        Inspection frequency:    All areas rated at Expected Standard or above receive a routine re-inspection every four years; areas rated “Needs Attention” are re-inspected within 12 months; and areas rated “Urgent Improvement” are re-inspected within six months.

•        Reporting style:    Reports will include a narrative commentary for each area, with contextual data (e.g. SEND and disadvantaged children). More structured and comparable reports will be provided for parents and the public.

The impacts of the new framework on early years education providers are expected to include: greater scrutiny of the Inclusion area, SEND provision and Safeguarding; increased weight being given to parent voices in inspection outcomes; variation across nursery centers will be more visible due to area-by-area grading; and providers will need to standardize policies, training, and self-assessment to ensure readiness.

See “— Educational Excellence — Accreditation.”

Data Protection, Privacy and Security

As part of our normal business activities, we collect, use, store, process and transmit personal information with respect to our clients, children, families and employees. Such activities are subject to a variety of laws, rules, and regulations. We expect to be required to comply over time with new and changing laws and regulations, including increasingly rigorous requirements as the regulatory environment related to data protection, privacy and security continues to expand, such as the increased adoption of state-based laws. For example, we are subject to the EU General Data Protection Regulation (EU) 2016/679 (the “EU GDPR”) and to the UK Data Protection Act 2018 and the EU General Data Protection Regulation as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union Withdrawal Act 2018 (collectively, the “UK GDPR”) (the EU GDPR and UK GDPR collectively referred to as the “GDPR”). The GDPR imposes comprehensive data privacy compliance obligations in relation to the processing, protection and privacy of data relating to directly or indirectly identified or identifiable living individuals (“personal data,” with references to personally identifiable information or analogous terms also being covered by this definition), including a principle of accountability and the obligation to demonstrate compliance such as through records of processing, policies, procedures, training and audits as well as obligations in relation to international transfers of personal data and allowing such individuals to exercise certain prescribed rights. See “Risk Factors — Risks Relating to Legal and Regulatory Matters — Laws and regulations relating to data privacy, the processing of personal information and cross-border data transfer restrictions are complex and continue to evolve and may subject our business to increased costs, legal claims, fines or reputational damage.”

Environmental

Our operations, including the properties that we lease, and any construction or improvements that we make at those locations, are subject to a variety of national and local laws and regulations, including environmental, zoning and land use requirements.

Facilities

As of December 19, 2025, we had 23 early childhood education centers with a combined total capacity of 1,249 children at one time. All of our centers are located in Southeast and Southwest England in the United Kingdom. Our corporate registered office is in London, United Kingdom, where we maintain a small corporate headquarters.

We lease all of our principal properties, including our nursery centers and our registered office. Our centers vary in design and capacity in accordance with regulatory requirements and, among other factors, demographics and needs of local markets and clients. We believe our centers should reflect the respective communities in which they are located. Many of our centers incorporate community-specific features into their design, aesthetics and structural make-up. We believe that attractive, spacious and child-friendly facilities with warm, nurturing and welcoming atmospheres are an important element in fostering a high-quality learning environment for children. Our centers are designed to be open and bright and to maximize supervision visibility. We devote considerable resources to equipping our centers with child-sized amenities, indoor and outdoor play areas comprised of age-appropriate materials and design, family hospitality areas and appropriate technology resources.

We believe that our current facilities are adequate for our current needs and that suitable additional or substitute space at commercially reasonable terms will be available as needed to accommodate any future expansion of our operations.

Legal Proceedings

We are not currently involved in any legal or regulatory proceedings, claims, or actions, nor is it aware of any such proceedings, claims, or actions that have been threatened against it. While we may, from time to time, be subject to legal or regulatory matters arising in the ordinary course of business, our management does not believe that any such matters, individually or in the aggregate, would have a material adverse effect on its financial condition, results of operations, or business prospects. See “Risk Factors” for more information.

MANAGEMENT

Executive Officers and Board of Directors

The following table sets forth information regarding our executive officers and board of directors as of the date of this prospectus:

Name	Age	Position
Executive Officers
Chenyan Xu	35	Chief Executive Officer
Diane Lumsden-Earle	56	Chief Childcare and Operations Officer
Jonathan Shaw	56	Chief Financial Officer
Pu (Heather) Du	42	Chief Investment Officer

Board of Directors
Xiaobing Wang	47	Chair
Yang Meng	44	Director
Robbie Bell	52	Director
S. Ko-yung (Sarah) Lee	46	Director
Thomas Minor	53	Director

Unless otherwise indicated, the current business addresses for our executive officers and the members of our board of directors is 80 Coleman Street, Suite 6.05, London EC2R 5BJ, United Kingdom.

Executive Officers

The following is a brief summary of the experience of our executive officers.

Chenyan Xu has served as our Chief Executive Officer since May 2023. From 2016 to 2018, he served as a University Lecturer at Shanghai International Studies University, where he was involved in both teaching and research. In 2018, he joined Jiayi International as Deputy Director of the Academic Committee and Deputy Business Representative, where he contributed to curriculum design and academic governance. In 2021, he was promoted to Executive Director of Jiayi Education Holdings, with full responsibility for overseeing the group’s overseas operations and investments, including early years centers and overseas education investment initiatives. He remained in that role until he assumed his current position as CEO of iStep in 2023, although he continues to serve on the board of directors of Jiayi Education Holdings. Throughout his academic and professional career, Dr. Xu’s work has consistently centered on education and child development. His experience spans academic research, higher education, EdTech, and education investment. Dr. Xu holds a PhD from the University of Cambridge. His doctoral research focused on the relationship between child psychological development and language acquisition, providing him with a deep academic foundation in early childhood development and a lasting connection with academia.

Diane Lumsden-Earle has served as Chief Childcare and Operations Officer since November 2023. Ms. Lumsden-Earle is a highly experienced childcare and operations leader with over 34 years in the early years education sector. As a founding member of the Family First where Ms. Lumsden-Earle was Director of Operations from 2019-2021 and Chief Childcare and Operations Officer from 2021 to 2023, she played a pivotal role in expanding the organization from four nursery centers to over 100, overseeing the successful acquisition and integration of new nursery centers.

Jonathan Shaw has been CFO of iStep since September 2024. He has over 30 years of technical accounting experience and has led teams in both regulatory and corporate environments, providing expert guidance on IFRS and UK accounting standards. He worked at Grant Thornton UK LLP from 2012 to 2015 and from 2020 to 2024, where, during this latter period, he led a team of 17 corporate reporting specialists, driving improvements in corporate reporting quality. From 2015-2019, Mr. Shaw served as Group Finance Director and Company Secretary for Deltex Medical Group plc, an Alternative Investment Market (“AIM”)-quoted company, where he was instrumental in turning around the company’s financial performance and ensuring compliance with AIM rules. From 1998-2005 he worked at PwC UK LLP and from 2005-2009 he worked at BDO UK LLP. From 2009 to 2012, he worked for the Financial Reporting Review Panel (part of the UK’s Financial Reporting Council), reviewing the accounts of companies within the panel’s remit and recommending actions to promote improvement in financial reporting, thereby contributing to confidence in UK capital markets. He is a fellow of the Association of Chartered Certified Accountants (FCCA) and an associate member of the Chartered Institute of Bankers (now the Chartered Banker Institute) (ACIB).

Pu (Heather) Du has served as Chief Investment Officer since September 2024, having previously served as Board Secretary since November 2023. She has 18 years of frontline experience in the international capital markets, specializing in M&A, IPOs, asset restructuring, and capital raising. Before relocating to London, she played a key role in two financing rounds for Chinese electric vehicle company BJEV (now known as BAIC BluePark) on behalf of BAIC while preparing for its IPO. From 2018 until she joined iStep in 2023, Ms. Du worked as a partner at Ann Capital LLP, a financial advisory company based in London with a focus on cross-border M&A, where she focused on the British education sector. Ms. Du holds a B.A. in Economics from McMaster University.

Board of Directors

The following is a brief summary of the experience of our board of directors.

Xiaobing Wang has served on our board of directors since August 2023 and became Chair in November 2023. Mr. Wang has over 28 years of experience in the education industry, including both front-line teaching and senior management. He began his career as a primary school mathematics teacher in 1997, and in 2005 he founded the first tutoring center of Jiayi Education Holdings. Since 2011, he has served as Chairman of Jiayi Education Holdings, guiding its strategic direction and leading investments in UK-based EdTech companies, including DoodleMaths and Mathigon. He developed the Jiayi Mathematics curriculum and Dynamic Teaching Methodology. In 2023, Mr. Wang began supporting the development of iStep and has played a key role in the education-related acquisitions, organic growth and strategic expansion of iStep. Recognized for his contributions to education and technology, he received the Nanjing University Dual Innovation Star award. Mr. Wang holds an Executive MBA from Nanjing University and completed the Executive Education Program at Cornell University’s Johnson Graduate School of Management.

Yang Meng has served on our board of directors since May 2023. He co-founded UK law firm Browan Solicitors Ltd. in 2016 and has been a partner (non-lawyer) in that law firm since then. Mr. Meng is an experienced entrepreneur and investor. In 2020, Asa Education, which was beneficially owned by Mr. Meng and Dongyu (Patrick) Lou, acquired The Nursery Family. Mr. Meng holds B.A. in Architecture from the University of Greenwich (UK).

Robbie Bell has served on our board of directors since December 2025. Mr. Bell currently serves as Chief Financial Officer of the Highbourne Group whose brand portfolio includes some of the biggest names in the UK plumbing sector, a position he has held since 2023. From 2020 to 2023, he was CFO of Holland & Barrett, Europe’s largest health and wellness retailer, and from 2019 to 2020 he was CFO of convenience retailer McColl’s Retail Group PLC. From 2017 to 2019 he was Chief Executive Officer of motorway services operator Welcome Break Group. Robbie also worked for almost a decade at the Kingfisher PLC group, where he was CFO of its Screwfix subsidiary from 2009-2017. Mr. Bell currently serves as the Senior Independent Non-executive Director of Ultimate Products PLC, joining in 2017 in support of the IPO and the Chair of the Audit Committee ever since. Since IPO Ultimate Products has expanded its European presence across both its B2B and B2C channels, supported by developing its own-brands and enhanced digital capabilities. Mr. Bell is a qualified accountant (ACMA) and Corporate Treasurer (ACMT). He has a Bachelor’s degree in Economics from the University of Leeds.

S. Ko-yung (Sarah) Lee has served on our board of directors since December 2025. Since 2013, Ms. Lee has acted as a founder coach and start-up adviser to leaders and founders of venture-capital backed start-ups and she is an active angel investor. From 2015 to 2018 she served as VP of Growth at Higher Ground Education. Ms. Lee obtained a BA from Northeastern University/Mills College in Economics and Law and an Ed.M. in Education Policy from Harvard University, and she is currently pursuing a Doctorate of Education from Johns Hopkins University with a focus on human and artificial intelligence as it relates to workforce development.

Thomas Minor has served on our board of directors since November 2023 Mr. Minor is a former school teacher. He founded EZ Education and created the Doodle Maths app, which is widely used by British school students. In 2022, EZ Education was acquired by Discovery Education. His innovative approach to EdTech continues to shape modern learning experiences for children across the UK and beyond. Mr. Minor holds an M.Eng (Hons) from the University of Oxford and a Postgraduate Certificate in Education (Hons) from Bristol University.

Composition of Our Board of Directors

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part, three of whom will be independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors has determined that each of Robbie Bell, S. Ko-yung (Sarah) Lee and Tom Minor is an “independent director” as defined under the            rules.

Foreign Private Issuer Status

We are a “foreign private issuer” as defined under Rule 3b-4 of the Exchange Act and the            listing standards. As a foreign private issuer, we are subject to different disclosure requirements than U.S.-domiciled public companies, including filing annual reports on Form 20-F and material updates on Form 6-K, which involve less frequent financial reporting and tailored disclosure obligations compared to Form 10-K and 10-Q requirements for U.S. issuers. We intend to take all actions necessary to maintain our foreign private issuer status, including periodically monitoring our shareholder ownership and operational criteria to comply with the applicable requirements of the Sarbanes-Oxley Act of 2002, the Exchange Act, and the            listing standards. Under SEC rules and            , a foreign private issuer may follow its home-country practices in lieu of certain U.S. corporate governance requirements, provided we disclose significant differences from            standards in our annual report on Form 20-F or other public filings. Our corporate affairs are primarily governed by the Companies Act and our articles of association, as amended from time to time, which set out the framework for the duties, powers, and governance procedures of our board of directors. In particular:

•        Quorum requirements for meetings of shareholders:            sets out quorum requirements for meetings of shareholders which are not required under English law. In accordance with generally accepted business practice, our amended and restated articles of association to be in effect immediately prior to the completion of this offering will provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•        Shareholder approval requirements for certain equity issuances:            requires shareholder approval for equity compensation plans and certain equity issuances (e.g., issuances exceeding 20% of outstanding shares at a discount). To the extent that English law, under the Companies Act, does not have such requirements, we intend to rely on home-country practices.

•        Board composition:            requires that at least a majority of a listed company’s board of directors be independent directors. Under the Companies Act, there is no statutory requirement for a majority of an English company’s board of directors to be comprised of independent directors. To enhance our corporate governance and align with            standards, we have elected to maintain a board of directors with a majority of independent directors, as defined under            rules.

•        Compensation committee:            requires a listed company’s compensation committee to be comprised of at least two independent directors, responsible for overseeing executive compensation and related policies. English law does not require a compensation committee for English companies, and such functions may be performed by the full board of directors. We intend to rely on home-country practices, where our board of directors or a committee including non-independent directors determines executive compensation, as permitted by our amended and restated articles of association to be in effect immediately prior to the completion of this offering.

•        Nominating committee:            requires that board nominations be either selected, or recommended for the board’s selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors. English law does not require a nominating committee for English companies, and these functions may be performed by the full board of directors. We intend to rely on home-country practices, where our board of directors or a committee including non-independent directors oversees director nominations, as permitted by our amended and restated articles of association to be in effect immediately prior to the completion of this offering.

•        Code of conduct and ethics:            requires listed companies to adopt and disclose a code of conduct and ethics for directors, officers, and employees. English law does not mandate a specific code of conduct, but the Companies Act imposes fiduciary duties on directors. We intend to adopt a code of conduct and ethics compliant with             requirements, tailored to our operations, and make it publicly available as required.

We comply with all mandatory U.S. requirements, including audit committee requirements under the Sarbanes-Oxley Act and            rules, as described under “–Board Committees.” Where we rely on home-country practices as permitted for foreign private issuers, we will disclose significant differences from            requirements in our annual report on Form 20-F or other public filings, as required by SEC rules and            listing standards.

Board Committees

The committees of our board of directors will consist of an audit committee, a compensation committee, a nominating committee and a risk control and education development committee. We will adopt a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part, an audit committee under our board of directors will be established. We have adopted a charter for the audit committee. The audit committee’s members and functions are described below.

generally requires an Audit Committee of at least three independent directors. However, because we satisfy the definition of “Smaller Reporting Company” in Item 10(f)(1) of Regulation S-K under the Exchange Act,            provides that we are only required to maintain an audit committee of at least two members, comprised solely of independent directors. To enhance our corporate governance, we have elected to maintain an Audit Committee of three independent directors.

Our audit committee will consist of our three independent directors and will be chaired by Robbie Bell. We have determined that such directors satisfy            and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Robbie Bell qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•        reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•        approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•        establishing and overseeing procedures for the handling of complaints and whistleblowing; and

•        meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee

Immediately upon completion of the offering, the members of our compensation committee will be            ,            and            .            will serve as chair of the committee. The compensation committee’s responsibilities will include:

•        evaluating the performance of our chief executive officer considering such corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our chief executive officer; and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

•        reviewing and recommending to the board of directors the cash compensation of our other executive officers;

•        reviewing and establishing our overall management compensation, philosophy and policy;

•        overseeing and administering our compensation and similar plans;

•        reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable            rules;

•        retaining and approving the compensation of any compensation advisors;

•        reviewing and approving our policies and procedures for the grant of equity-based awards;

•        reviewing and recommending to the board of directors the compensation of our directors; and

•        preparing the compensation committee report required by SEC rules, if and when required.

Nominating Committee

Immediately upon completion of the offering, the members of our nominating committee will be            ,             and            .            will serve as chair of the committee. The nominating committee’s responsibilities will include:

•        developing and recommending to the board of directors criteria for board and committee membership;

•        establishing procedures for identifying and evaluating board of directors candidates, including nominees recommended by shareholders; and

•        reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nominating committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender, or national origin). Our nominating committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Risk Control and Education Development Committee

Immediately upon completion of the offering, the members of our risk control and education development committee will be            ,            and            .            will serve as chair of the committee. The risk control and education development committee’s responsibilities will include: overseeing our major risks and compliance matters, and establishing mechanisms for risk identification, assessment, and remediation; regularly evaluating teaching quality, learning outcomes, and complaint handling for kindergartens, special education, and online tutoring; focusing on data security, protection of minors, social responsibility, and sustainable development; promoting educational equity, resource efficiency, and long-term value creation; and supervising the achievement and disclosure of relevant annual objectives.

Terms of Directors and Officers

In accordance with our amended and restated articles of association to be in effect immediately prior to the completion of this offering, each of our directors serves for a term of one year and retires from office at every annual general meeting of shareholders. If at any such meeting the place of a retiring director is not filled, the retiring director shall, if willing to act, be deemed to have been reelected. If it is resolved not to fill such vacated office, or a motion for the re-election of such director shall have been put to the meeting and lost, the director shall not be re-elected unless this would result in the number of directors falling below the minimum number of directors required. See “Description of Share Capital and Articles of Association — Articles of Association — Appointment and retirement of directors.”

Code of Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all our directors, officers, employees and advisors. We will make our code of business conduct and ethics publicly available on our website. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our amended and restated articles of association to be in effect immediately prior to the completion of this offering, as amended from time to time. The code of conduct and ethics and corporate governance guidelines all become effective upon completion of this offering.

Executive Officer and Director Agreements

We have entered into employment agreements with each of our executive officers. The terms of these agreements are substantially similar to each other. A senior executive officer may terminate his or her employment at any time by giving three months prior written notice. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as committing gross misconduct or ceasing to be eligible to work in the UK.

Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our company. Each of these executive officers has also agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment.

Executive Officer and Director Compensation

For the financial year ended June 30, 2025, we and our subsidiaries paid aggregate cash compensation of approximately £359,469 (including accrued amounts) to our executive directors and the executive officers listed above as a group and approximately £85,000 to our non-executive directors as a group. For executive officers and directors engaged under employment contracts or service agreements, we make mandatory employer UK National Insurance contributions and, where applicable, contributions to personal pension schemes (including auto-enrolment contributions required under UK law). We do not operate a defined benefit pension scheme and do not pay or set aside any other amounts for pensions, retirement or similar benefits for our executive officers or directors beyond these statutory or contractual obligations.

During the year ended June 30, 2025, options to purchase 2,500 Class B ordinary shares were awarded to our executive officers and our directors as a group. See “ — Equity Incentive Plans” below.

Equity Incentive Plans

Options and other equity incentive awards are outstanding and may be issued in the future under the equity incentive arrangements summarized below. The summaries below are qualified in their entirety by reference to the actual text of the plans or arrangements, which are filed as exhibits to the registration statement of which this prospectus is a part.

On November 23, 2023, we adopted a share option plan, or the Share Option Plan, for the purpose of enabling the grant of share options to incentivize our employees, consultants and directors and those employees, consultants and directors of our subsidiary companies.

The Share Option Plan permits grants of non-tax advantaged share options, which do not qualify for favorable tax treatment available under schemes approved by the UK tax authority, HM Revenue & Customs, or HMRC.

Under the Share Option Plan, we may grant options over up to 37,635 of our Class B ordinary shares. In connection with the re-registration of iStep as a public limited company with the new name iStep Learning plc, the Class B ordinary shares and the Class A ordinary shares will be reorganized into one class of ordinary shares of iStep Learning plc. As of June 30, 2025, we had granted options to purchase 22,250 Class B ordinary shares to employees, consultants and directors under the Share Option Plan, of which 19,500 are outstanding and 2,750 have lapsed.

Class of Share.    An option granted under the Share Option Plan entitles the option holder, subject to the satisfaction, waiver or acceleration of specific exercise conditions, to subscribe for our Class B ordinary shares.

Exercise Conditions.    Options granted under our Share Option Plan may be granted subject to vesting schedules, performance targets or other conditions which must be satisfied or waived before exercise. Exercise conditions may be waived or varied by our board of directors, provided that any variation shall be (in the reasonable opinion of our board of directors) a fairer measure of performance of the exercise conditions relates to a measure of performance and no more difficult to satisfy than the original exercise condition.

Each option grant is documented through an option certificate. Most of the option agreements entered into under the Share Option Plan provide that a certain amount of unexercised options are exercisable upon one of the following events and after one and two years after one of the following events: (i) the admission of part of or the entirety of issued share capital to listing on            ; (ii) a sale of our company; or (iii) a disposal of all or a substantial part of the business and assets of the company, and in the case of (ii) and (iii) where the board of directors decides an option is exercisable.

Lapse of Options.    If not otherwise lapsed in accordance with the provisions of the Share Option Plan, an option granted under the Share Option Plan shall lapse as specified in the option certificate.

If an option holder dies, his or her personal representatives may exercise his or her options within a period specified by the board of directors and ending no later than 12 months after the date of their death, and only to the extent that any exercise conditions have been met at the time of death. Failing such exercise the deceased option holder’s options shall lapse at the first anniversary of the option holder’s death.

Adjustment of Awards.    In the event that there is any variation in our company’s share capital that affects the value of the options, our board of directors will consider whether to adjust the terms of the option and, if so, our board of director may make such adjustment as it considers appropriate to the number, class and exercise price of shares subject to each option.

Transferability.    No options under the Share Option Plan may be transferred, assigned or have any charge or other security interest created over them and will lapse immediately upon an attempt to do so.

Amendment.    Our board of directors may amend the plan from time to time, but no amendment may apply to options granted prior to the amendment being made, and materially adversely affect the interests of the option holder, except that the option holders’ consent to such an amendment to be applied to their options.

The number of awards and other interests held by directors and executive officers pursuant to the above arrangements is included in “Principal Shareholders” below.

Insurance and Indemnification

Our amended and restated articles of association to be in effect immediately prior to the completion of this offering provide that, subject to certain limitations, we may indemnify our directors and executive officers to the maximum extent allowed under applicable law against any losses or liabilities that they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted. We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL SHAREHOLDERS

The following table shows the beneficial ownership of our ordinary shares as of the date of the registration statement of which this prospectus is a part by:

•        each of our executive officers and directors;

•        all of the executive officers and directors of as a group; and

•        each person known to us who will beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on            ordinary shares outstanding as of the date of the registration statement of which this prospectus is a part and            ordinary shares outstanding immediately after the completion of this offering, assuming that the underwriter does not exercise its option to purchase additional ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

For further information regarding material transactions between us and our principal shareholders, see “Certain Relationships and Related Party Transactions.”

The following table does not reflect any ordinary shares that may be purchased in this offering. If any ordinary shares are purchased by our executive officers, directors or their respective affiliated entities, the number and percentage of the ordinary shares beneficially owned by them after this offering will differ from those set forth in the following table.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o iStep Learning Limited, 80 Coleman Street, Suite 6.05, London EC2R 5BJ, United Kingdom.

Number of ordinary shares beneficially owned
Name of beneficial owners	Number	Percent
Executive Officers and Directors
Chenyan Xu		%
Diane Lumsden-Earle
Jonathan Shaw
Pu (Heather) Du
Xiaobing Wang
Yang Meng(1)
Robbie Bell
S. Ko-yung (Sarah) Lee
All executive officers and directors as a group ( persons)(2)		%

5% or Greater Shareholders
Jiayi International Education Investment Group Limited(3)		%
Yang Meng(1)
Dongyu (Patrick) Lou(4)
Jun Wang(5)		%

____________

*        Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)      Owned by Asa Education Holding Ltd, a company incorporated in England and Wales of which Mr. Meng is the indirect 100% owner.

(2)      Excludes            unvested ordinary shares issuable upon the vesting of outstanding share options that are not exercisable within 60 days.

(3)      Investment and voting decisions with respect the ordinary shares held by Jiayi International Education Investment Group Ltd are ultimately made by the board of its indirect sole shareholder Jiayi Education Holdings Limited, which board is comprised of more than three individuals including Xiaobing Wang. Each of Xiaobing Wang and the other board members of Jiayi Education Holdings Limited disclaims beneficial ownership of such shares except to the extent of their pecuniary interest in such shares. The address of Jiayi International Education Investment Group Ltd is The Royal Exchange, 2 Royal Exchange Steps, London, England, EC3V 3DG. The address Jiayi Education Holdings Limited is c/o Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

(4)      Owned by UNILS International (HK) Ltd, a Hong Kong company of which Mr. Lou is the 100% owner.

(5)      Owned by Full Harvest UK Ltd, a company incorporated under the laws of England and Wales of which Mr. Jun Wang is the 100% owner.

Significant Historical Changes to Our Shareholding

See “Description of Share Capital and Articles of Association — Issued Share Capital” for a description of the history of our share issuances.

The following changes in the percentage ownership held by our major shareholders have occurred since our inception:

In September 2023, the entire issued share capital in our company was transferred from Yang Meng, a director and shareholder of our company, to Jiayi International.

In November 2023, Asa Education, a company wholly-owned by Yang Meng, transferred 70,000 of our ordinary shares to UNILS International (UK) Limited, a Hong Kong company wholly owned by Dongyu (Patrick) Lou. As a result of this transfer, Asa Education’s percentage ownership interest in our company decreased from 43.3% to 29.3%.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of related party transactions we have entered into since our inception with any members of our board of directors or executive officers or the holders of more than 5% of our share capital.

Shareholders’ Agreement

On December 20, 2023, we entered into an Investment Agreement (the “Investment Agreement”) with Full Harvest UK Limited, Jiayi International, Info Creative (HK) Limited, Chuang Capital EduTech London Limited, Asa Education Holding Ltd and Unils International (UK) Limited (collectively the “Original Shareholders”). On December 19, 2025, the Investment Agreement was superseded and replaced by a Shareholders’ Agreement among the Original Shareholders, us and Homaster Co., Ltd and SW Home Investment Ltd (the “Shareholders’ Agreement”). The Shareholders’ Agreement provides for restrictions on the ability of the shareholders party to the agreement to transfer their shares. However, the Shareholders’ Agreement provides that such provisions will automatically terminate immediately prior to this offering.

Company Lock-up Agreements

We have agreed with the underwriter, subject to certain customary exceptions, not to offer, pledge, sell, transfer, or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into, exercisable for, or exchangeable into our ordinary shares for a period of 180 days from the date of this prospectus, except with the prior written consent of the underwriter. In addition, all of our directors, executive officers and holders of 10% or more of our outstanding ordinary shares upon completion of this offering have agreed to the same restrictions for a period of 12 months from the date of this prospectus. All of our other shareholders have agreed to the same restrictions for a period of 180 days from the date of this prospectus, provided that any shares acquired by such shareholders prior to this offering from our directors, executive officers or holders of 10% or more of our outstanding ordinary shares upon completion of this offering will be subject to the 12-month restrictions. These agreements are described below under the section captioned “Underwriting.”

Subscription of Our Share Capital

The following table summarizes subscriptions of our share capital by our directors, executive officers and holders of more than 5% of any class of our share capital as of the date of such transactions:

Participant	Date	Number of Ordinary Shares		Per Share Purchase Price	Aggregate Purchase Price
Yang Meng(1)	May 9, 2023	1,000	(2)	£1.00	£1,000
Jiayi International Education Investment Group Limited(3)	September 29, 2023	279,000	(2)	£14.72	£4,108,200
Asa Education Holding Ltd(4)	September 30, 2023	220,000	(2)	£14.67	£3,227,900
Jiayi International Education Investment Group Limited(3)	December 20, 2023	21,154		£26.00	£550,004
Jiayi International Education Investment Group Limited(3)(5)	December 19, 2025	7,453		£64.55	£481,091

____________

(1)      Yang Meng is a member of our board of directors.

(2)      Class B ordinary shares which were redesignated as Class A ordinary shares on December 20, 2023.

(3)      Investment and voting decisions with respect the ordinary shares held by Jiayi International Education Investment Group Ltd are ultimately made by the board of Jiayi Education Holdings Limited, which is comprised of more than three individuals including our chairman Xiaobing Wang. Each of Xiaobing Wang and the other board members of Jiayi Education Holdings Limited disclaims beneficial ownership of such shares except to the extent of their pecuniary interest in such shares.

(4)      Asa Education Holding Ltd is indirectly 100%-owned by Yang Meng, a member of our board of directors.

(5)      On December 19, 2025, we signed a subscription agreement for the issuance of these shares in a private placement. The relevant shares have not yet been issued. The issuance is expected to settle in January 2026.

Loans from Related Parties

In June 2024, we received a £100,000 loan from an immediate family member of Chenyan Xu, our CEO. Interest is payable at a rate of 1% per month. The loan remains outstanding in an amount of approximately £112,446 as of December 18, 2025.

In October 2024 and February 2025, we received loans of £185,000 and £20,000, respectively, from an immediate family member of Xiaobing Wang, our Chairman. The loans were interest free and were repaid by us in December 2024 (£110,000), January 2025 (£75,000) and August 2025 (£20,000).

Between September 2023 and March 2025, we received an aggregate of £630,000 in loans from our shareholder Dongyu (Patrick) Lou or entities controlled by him. The loans are interest-free and repayable on demand. We repaid an aggregate of £420,000 of these loans in December 2024 (£230,000), July (£100,000), and October 2025 (£90,000). As of December 18, 2025, the outstanding balance of these loans is £210,000.

Between September 2023 and March 2025, we received an aggregate of approximately £619,000 in loans from our shareholder Yang Meng or entities controlled by him. We also assumed, with our acquisition of The Nursery Family, an obligation to repay a £234,000 loan advanced to it by Yang Meng or entities controlled by him prior to the acquisition. The loans are interest-free and repayable on demand. We repaid an aggregate of £245,000 of these loans in December 2024 (£120,000), July 2025 (£65,000) and October 2025 (£60,000). As of December 18, 2025, the outstanding balance of these loans is approximately £608,000.

Between November 2023 and March 2025, we received an aggregate principal amount of approximately £1.5 million in cash loans from Jiayi International, which loans were interest free and repayable on demand. We also assumed responsibility for settling a loan initially advanced by Jiayi International to The Nursery Family before we acquired The Nursery Family, making the aggregate principal amount we owed to Jiayi International approximately £2.5 million. The loan to The Nursery Family was used by it to acquire its wholly owned subsidiary, Footsteps Childcare Limited, in June 2023. We repaid approximately £0.9 million of these loans in December 2023, approximately £0.3 million in cash and approximately £0.6 million by way of capitalization in an equity issuance. In November 2024, we repaid approximately £0.5 million of such loans in cash. As of June 30, 2025, the outstanding balance on these loans was approximately £1.0 million. On December 18, 2025, Jiayi International forgave £0.45 million in principal amount of our debt to it. On December 19, 2025, we signed a subscription agreement for an equity private placement, pursuant to which the remainder of the shareholder loans from Jiayi International in an amount of £0.28 million will be settled as consideration for part of the ordinary shares issued to Jiayi International. The equity issuance is expected to settle in January 2026, after which our shareholder loans from Jiayi International will have been fully repaid.

Agreements With Executive Officers and Directors

We have entered into service agreements with the members of our senior management. These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the members of our senior management. However, the enforceability of the non-competition provisions may be limited under applicable law. See “Management — Executive Officer and Director Agreements” and “— Executive Officer and Director Compensation.”

Share Option Grants to Directors and Executive Officers

We have granted share options to certain of our directors and executive officers. For more information regarding the share options granted to our directors and named executive officers, see “Management — Equity Incentive Plans.”

Indemnification and Insurance

We have entered into deeds of indemnity with our executive officers and directors. Our articles of association to be in effect immediately prior to the completion of this offering permit us to indemnify our executive officers and directors to the extent permitted by law. See “Management — Insurance and Indemnification.”

Transactions and Relationships with Jiayi International

We have entered into a number of transactions with Jiayi International, which owns 52.2% of our ordinary shares (prior to this offering). Voting decisions with respect the ordinary shares held by Jiayi International are ultimately made by the board of Jiayi Education Holdings Limited, which is comprised of more than three individuals including our chairman Xiaobing Wang.

In May 2023, we entered into a Managed Services Agreement with Jiayi International, pursuant to which Jiayi International provided high-level management services to our company for an annual fee of £110,000. The Managed Services Agreement terminated on June 30, 2024.

As of June 30, 2025, we had a receivable from Jiayi International of £0.23 million, which was the result of a dividend that was paid by our Bambinos subsidiary to Jiayi International in the year ended June 30, 2024, where it was subsequently determined that Bambinos had insufficient profits available to pay the full dividend. In November 2025, Jiayi International repaid this amount to us in full.

See also “— Loans from Related Parties” above.

Related Person Transactions Policy

In connection with the consummation of this offering, we intend to adopt a written related party transactions policy that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC. Pursuant to this policy, the audit committee will have the primary responsibility for reviewing and approving or disapproving related party transactions, which are transactions between us and related persons in which we or a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our ordinary shares, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter will provide that the audit committee shall review and approve or disapprove any related party transactions.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following describes our issued share capital, summarizes the material provisions of our articles of association and highlights certain differences in corporate law in the United Kingdom and the United States. Please note that this summary is not intended to be exhaustive. For further information please refer to the full version of our articles of association, which is included as an exhibit to the registration statement of which this prospectus is part.

General

We are a private company with limited liability incorporated pursuant to the laws of England and Wales on May 9, 2023. We are registered with the Registrar of Companies in England and Wales under company number 14857880, and our registered office is at 80 Coleman Street, Suite 6.05, London EC2R 5BJ, United Kingdom. The principal legislation under which we operate and our shares are issued is the Companies Act.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, iStep will re-register as a public limited company with the new name iStep Learning plc. Such re-registration will require the passing of special resolutions by the shareholders of iStep to approve the re-registration as a public limited company, the name change to iStep Learning plc and the adoption of new articles of association of iStep Learning plc as further described below.

Prior to completion of this offering, certain resolutions will be passed by our shareholders. These include resolutions for:

•        The adoption of amended and restated articles of association that will become effective upon the completion of this offering. See “— Articles of Association” below.

•        The general authorization of our directors for purposes of section 551 Companies Act to issue shares in the company and grant rights to subscribe for or convert any securities into shares in the company up to a maximum aggregate nominal amount of £            for a period expiring on            .

•        The empowering of our directors pursuant to section 570 Companies Act to issue equity securities for cash pursuant to the section 551 authority referred to above as if the statutory pre-emption rights under section 561(1) Companies Act did not apply to such allotments.

Issued Share Capital

Our issued share capital as of November 30, 2025 was £576,923, divided into: 576,923 Class A ordinary shares of £1.00 each. In addition, on December 19, 2025, we signed a subscription agreement for the issuance in a private placement of 11,774 Class A ordinary shares, which are planned to be issued in January 2026. Our articles of association provide for the issuance of Class B ordinary shares of £1.00 each. No such Class B ordinary shares have been issued to date, although 22,250 employee options exercisable into Class B ordinary shares have been issued, of which 2,750 have lapsed. Each issued Class A ordinary share is fully paid.

The Class A ordinary shares and the Class B ordinary shares constitute separate classes of shares and rank equally for all purposes except that there are restrictions on transferability of the Class B ordinary shares. The Class A ordinary shares and the Class B ordinary shares rank pari passu in all respects as to dividends, save that a dividend may be declared or paid on one class of shares without a like dividend being declared or paid, as the case may be, on the other class. In connection with the re-registration of iStep as a public limited company with the new name iStep Learning plc, the Class A ordinary shares and the Class B ordinary shares will be reorganized into one class of ordinary shares of iStep Learning plc.

A summary of increases in, and changes to our issued share capital is set out below:

•        On May 9, 2023, 1,000 ordinary shares were issued in connection with our incorporation;

•        On September 29, 2023, we issued 279,000 ordinary shares (subsequently re-classified as Class A ordinary shares);

•        On September 30, 2023, we issued 220,000 ordinary shares (subsequently re-classified as Class A ordinary shares);

•        On December 20, 2023, we issued 76,923 Class A ordinary shares; and

•        On December 19, 2025, we signed a subscription agreement for the issuance of 11,774 Class A ordinary shares which are planned to be issued in January 2026.

Ordinary Shares

Holders of ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders and do not have cumulative voting rights.

Prior to this offering, in the event of any distribution of capital, whether as a result of winding-up, dissolution or liquidation of the company or otherwise, or payment of any dividend, the holders of Class A ordinary shares will rank pari passu with the holders of Class B ordinary shares in proportion to the number of fully paid shares held.

Following this offering, any distribution made as result of winding-up, dissolution or liquidation of our company and any dividend declared will be distributed in proportion to the number of fully paid ordinary shares held.

Articles of Association

As described above, prior to this offering, our shareholders will pass a special resolution to adopt new articles of association which will become effective upon the completion of this offering. The following is a summary of certain provisions of the new articles of association.

Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to the full version of our articles of association that will become effective upon the completion of this offering, which is included as an exhibit to the registration statement of which this prospectus is a part.

Shares and Rights Attaching to Them

General.    All ordinary shares have the same rights and rank pari passu in all respects. Subject to the provisions of the Companies Act and any other relevant legislation, our board of directors may, from time to time, allot and issue shares following an ordinary resolution of the shareholders granting authority to the directors to allot shares (and if applicable, and not already disapplied, a special resolution to disapply pre-emption rights).

Our shares may be issued with or have attached to them any preferred, deferred, qualified or other special rights or restrictions, whether in relation to dividends, returns of capital, voting or otherwise, as set out in our articles of association or as the shareholders may determine by ordinary resolution (or, if the shareholders have not so determined, as our board of directors may determine).

Voting rights.    Subject to any other provisions of our articles of association and without prejudice to any special rights, privileges or restrictions as to voting attached to any shares forming part of our share capital, the voting rights of shareholders are as follows. Shareholders shall vote on all resolutions on a poll. On a poll, each shareholder present in person or by proxy or, with respect to a corporation, by a duly authorized representative has one vote for each share held by the shareholder. We are prohibited from exercising any rights to attend or vote at meetings in respect of any shares held by us as treasury shares.

Restrictions on voting where sums overdue on shares.    None of our shareholders is entitled to vote at any general meeting or at any separate class meeting in respect of any share held by him or her unless all calls or other sums payable by him or her, together with interest and expenses (if any) in respect of that share have been paid or as the board of directors determines otherwise.

Calls on shares.    The directors may from time to time make calls on shareholders in respect of any amounts unpaid on their shares, whether in respect of nominal value of the shares or by way of premium. Shareholders are required to pay the called amount on shares subject to receiving at least 14 clear days’ notice specifying the time and place for payment and whether or not by instalments. Under our articles of association, a period of “clear days” excludes the day on which a notice is given or deemed to have been given and the day for which it is given or on which it is to take effect. If a shareholder fails to pay any part of a call, the board of directors may serve further notice naming another day not being less than 14 clear days from the date of the further notice requiring payment of the unpaid amount (and any accrued interest and any expenses incurred by the company by reason of such non-payment) and stating that in the event of non-payment the shares in respect of which the call was made will be liable to be forfeited. Subsequent forfeiture requires a resolution by the board of directors. Such forfeiture shall include all dividends declared or other monies payable in respect of the forfeited shares and not paid before the forfeiture.

Dividends.    Subject to the Companies Act and the provisions of all other relevant legislation, we may by ordinary resolution declare dividends out of profits available for distribution in accordance with the respective rights of shareholders, but no such dividend shall exceed the amount recommended by the board of directors. If, in the opinion of the board of directors, our profits available for distribution justify such payments, the board of directors may pay fixed dividends payable on any of our shares with preferential rights, half-yearly or otherwise, on fixed dates and from time to time pay interim dividends to the holders of any class of shares. Subject to any special rights attaching to, or terms of issue of, any shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. No dividend shall be payable to us in respect of any shares held by us as treasury shares.

We may, upon the recommendation of the board of directors, by ordinary resolution, direct payment of a dividend wholly or partly by the distribution of specific assets, and in the case of an interim dividend, may so direct without the authority of an ordinary resolution.

All dividends unclaimed for one year after having been declared may be invested or otherwise used at the directors’ discretion for our benefit until claimed (subject as provided in the articles of association), and all dividends unclaimed after a period of 12 years from the date when such dividend became due for payment shall (if the board so resolves) be forfeited.

The board of directors may, if so authorized by ordinary resolution passed at any general meeting, offer any holders of the ordinary shares the right to elect to receive in lieu of that dividend an allotment of ordinary shares credited as fully paid.

We may cease to send any cheque or warrant by mail or may stop the transfer of any sum by any bank or other funds transfer system for any dividend payable on any of our shares, which is normally paid in that manner on those shares if in respect of at least two consecutive occasions or, following one occasion, reasonable enquiries have failed to establish any new address to be used for the purpose, we do not have to send any dividends or other monies payable in respect of that share due to that person until they notify us of an address to be used for the purpose.

We or the directors by resolution may specify a “record date” on which persons registered as the holders of shares shall be entitled to receipt of any dividend.

Distribution of assets on winding-up.    Subject to any special rights attaching to, or the terms of issue of any shares, on any winding-up of the company our surplus assets remaining after satisfaction of our liabilities will be distributed among our shareholders in proportion to their respective holdings of shares and the amounts paid up on those shares.

On any winding-up of the company, the liquidator may with the authority of a special resolution of the company and any other authority required by law, divide among our shareholders (excluding the company itself to the extent that it is a shareholder by virtue of its holding any shares or treasury shares) in specie or in kind the whole or any part of our assets. This applies whether the assets shall consist of property of one kind or different kinds. For this purpose, the liquidator may set such value as the liquidator considers fair on any asset or assets and may determine how to divide it between the shareholders or different classes of shareholders. The liquidator may, with the authority of a special resolution and any other authority required by the law, transfer all or any part of the assets to trustees on such trusts for the benefit of shareholders as the liquidator decides. Where the liquidator divides or transfers any assets in pursuance of the powers in our articles of association, no shareholder shall be required to accept any asset in respect of which there is a liability.

Variation of rights.    The rights or privileges attached to any class of shares may be varied or abrogated with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the approval of a special resolution passed at a separate general meeting of the shareholders of that class.

Transfer of shares.    All of our shares are in registered form and may be transferred by a transfer in any usual or common form or any form acceptable to the board of directors and permitted by the Companies Act and any other relevant legislation.

The board of directors may refuse to register a transfer of a share in certificated form (or renunciation of a renounceable letter of allotment) unless:

(a)     it is for a share which is fully paid up;

(b)    it is for a share upon which we have no lien;

(c)     it is only for one class of share;

(d)    it is in favour of a single transferee or no more than four joint transferees;

(e)     it is duly stamped or is duly certificated or otherwise shown to the satisfaction of the board of directors to be exempt from stamp duty (if this is required); and

(f)     it is delivered for registration to our registered office (or such other place as our board may determine), accompanied (except in the case of a transfer by a person to whom the company is not required by law to issue a certificate and to whom a certificate has not been issued or in the case of a renunciation) by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to prove the title of the transferor (or person renouncing) and the due execution of the transfer or renunciation by the transferor or person renouncing or, if the transfer or renunciation is executed by some other person on their behalf, the authority of that person to do so.

Capital variations.    We may, by ordinary resolution, consolidate and divide all or any of our share capital into shares of a larger nominal amount than our existing shares or sub-divide our shares, or any of them, into shares of a smaller nominal amount than our existing shares. Subject to the provisions of the Companies Act and any other applicable legislation, we may by special resolution reduce our share capital, any capital redemption reserve fund or any share premium account and may redeem (in so far as those shares may be redeemable) or purchase any of our own shares.

Pre-emption rights.    There are no rights of pre-emption under our articles of association in respect of transfers of issued ordinary shares. In certain circumstances, our shareholders may have statutory pre-emption rights under the Companies Act in respect of the allotment of new shares in the company. These statutory pre-emption rights, when applicable, would require us to offer new shares for allotment to existing shareholders on a pro rata basis before allotting them to other persons. In such circumstances, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation by which such ordinary shares would be offered to our shareholders. These statutory pre-emption rights may be disapplied by a special resolution passed by shareholders in a general meeting in accordance with the provisions of the Companies Act.

Directors

Number.    Unless and until we in a general meeting of our shareholders otherwise determine by special resolution, the number of directors comprising our board of directors shall be at least two and subject to a maximum number of seven.

Borrowing powers.    Our board of directors may exercise all the powers of the company to borrow money, indemnify and guarantee, mortgage or charge all or any part of the undertaking, property and assets (present and future), and uncalled capital, create and issue debentures and other securities, and give security either outright or as collateral security for any debt, liability, or obligation of ours or of any third party.

Directors’ interests and restrictions

The board of directors may, in accordance with our articles of association authorize any matter or situation proposed to them by any Director which would, if not authorized, involve a member of our board of directors breaching their duty under the Companies Act to avoid conflicts of interest. A director seeking authorization in respect of a conflict of interest shall declare to the board of directors the nature and extent of their interest in a conflict of interest as soon as is reasonably practicable. The director shall provide the board of directors with such details of the matter as are necessary for the board of directors to decide how to address the conflict of interest together with such additional information as may be requested. The director in question may not be taken into account for any requirement for quorum or voting in connection with any authorization for participation by the director in question.

A director of the board of directors of the company cannot vote or be counted in the quorum on any resolution relating to any transaction or arrangement with the company in which the director has an interest and which may reasonably be regarded as likely to give rise to a conflict of interest but can vote (and be counted in the quorum) on the following:

•        any security, guarantee or indemnity for any money or any liability which the director, or any other person, has lent or obligations the director or any other person has undertaken at the request, or for the benefit, of the company or any of its subsidiary undertakings;

•        any security, guarantee or indemnity to any other person for a debt or obligation which is owed by the company or any of its subsidiary undertakings, to that other person if the director has taken responsibility for some or all of that debt or obligation. The director can take this responsibility by giving a guarantee, indemnity or security;

•        a proposal or contract relating to an offer of any shares or debentures or other securities for subscription or purchase by the company or any of its subsidiary undertakings, if the director takes part because they are a holder of shares, debentures or other securities, or if they take part in the underwriting or sub-underwriting of the offer;

•        any arrangement for the benefit of employees of the company or any of its subsidiary undertakings which only gives the director benefits which are also generally given to employees to whom the arrangement relates;

•        any arrangement involving any other company if the director (together with any person connected with the director) has an interest of any kind in that company (including an interest by holding any position in that company or by being a shareholder of that company). This does not apply if the director knows that the director is, to their knowledge (either directly or indirectly) the holder of or beneficially interested in 1% or more of any class of the equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of that company;

•        a contract relating to insurance which the company can buy or renew for the benefit of the directors or a group of people which includes directors; and

•        a contract relating to a pension, superannuation or similar scheme or a retirement, death, disability benefits scheme or employees’ share scheme which gives the director benefits which are also generally given to the employees to whom the scheme relates.

Remuneration

Each of our directors may be paid a fee at such rate as may from time to time be determined by the board of directors.

If by arrangement with the board of directors any director shall perform or render any special duties or services outside their ordinary duties as a director and not in their capacity as a holder of employment or executive office, they may be paid such reasonable additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board of directors may determine.

The salary or remuneration of any director appointed to hold any employment or executive office may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by our board of directors, and may be in addition to or instead of any fee payable to them for serving as a director.

Pensions and other benefits

The board of directors may provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (whether by insurance or otherwise) for any person (and any member of their family, including a spouse or former spouse and dependents) who is or has at any time been a director or employee of the company, of any company which is or was a holding company or a subsidiary undertaking of the company, any company which is or was allied to or associated with the company or a subsidiary undertaking or holding company of the company, or a predecessor in business of the company or a holding company or of any holding company or subsidiary undertaking of the company.

Appointment and retirement of directors

The board of directors may at any time appoint any person who is willing to act as a director, either to fill a vacancy or as an addition to the existing board of directors. The company may, by special resolution, appoint any person who is willing to act as a director where the board of directors has not recommended the appointment. The company may also, by ordinary resolution, appoint any person who is willing to act as a director, provided the appointment has been recommended by the board of directors.

No person, other than a retiring director (by rotation or otherwise), shall be appointed or re-appointed a director at any general meeting unless they are recommended by the board of directors or at least seven but not more than 42 clear days before the date appointed for the meeting the company has received notice from a shareholder (other than the person proposed) entitled to vote at the meeting of intention to propose a resolution for the appointment or re-appointment of that person, stating the particulars which would, if they were so appointed or re-appointed, be required to be included in the company’s register of directors and a notice executed by that person of their willingness to be appointed or re-appointed, is lodged at the registered office of the company.

One third of the board of directors (not including the chair of the board of directors), or if their number is not three or a multiple of three then the number nearest but not exceeding one third, shall retire by rotation at each annual general meeting of the company. The board of directors shall determine the allocation of directors that shall retire by rotation and, where there is disagreement as to the allocation, the chair shall so determine the allocation of directors. No director of the company will be required to retire pursuant to the articles in our articles of association pertaining to retirement by rotation until the third annual general meeting following their appointment. A retiring director may offer themselves for re-appointment by the shareholders of the company and a director that is so re-appointed will be treated as continuing in office without a break. A director who retires at an annual general meeting shall (unless removed from office or such office is vacated in accordance with our articles of association) retain office until the close of the meeting at which they retire or (if earlier) when the resolution to re-appoint them is put to the meeting and lost.

Company name.    The board of directors may resolve to change our company name.

Indemnity of officers.    Without prejudice to any indemnity to which a director or other officer or former director or other officer of the company or an associated company is otherwise entitled, each director or other officer or former director or other officer of the company or an associated company shall be indemnified out of the company’s assets against all relevant costs, charges, losses, expenses and liabilities incurred by him or her in that role in the actual or purported execution and/or discharge of their duties including any liability incurred by the officer in defending any civil or criminal proceedings, in which judgment is given in the officer’s favour or in which the officer is acquitted or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on the officer’s part or in connection with any application in which the court grants the officer, in their capacity as an officer, relief from liability for negligence, default, breach of duty or breach of trust in relation to the company’s (or any associated company’s) affairs and the company may provide any such officer with funds to meet expenditure incurred or to be incurred by them in connection with any proceedings or application referred to in this paragraph and otherwise may take any action to enable any such relevant officer to avoid incurring such expenditure.

The Companies Act renders void an indemnity for a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director as described in “— Differences in Corporate Law — Liability of Directors and Officers.”

Shareholders’ Meetings

Annual general meetings.    An annual general meeting shall be held once a year, at such time (consistent with the terms of the Companies Act) and place, including partly (but not wholly) by means of electronic facility or facilities, as may be determined by our board of directors.

Calling of general meetings.    The board of directors may call a general meeting of shareholders. The board of directors must call a general meeting if the shareholders and the Companies Act require them to do so. The arrangements for the calling of general meetings are described in “— Differences in Corporate Law — Notice of General Meetings” below.

Quorum of meetings.    No business shall be transacted at any general meeting unless a quorum is present. If a quorum is not present a chair of the meeting can still be chosen, and this will not be treated as part of the business of the meeting. Two shareholders present in person or by proxy and entitled to attend and to vote on the business to be transacted shall be a quorum.

Sale.    The company shall not, without the prior approval of a special resolution, sell, lease, transfer or dispose of all or substantially all of the assets of the company and its subsidiaries (taken as a whole) or enter into any merger, consolidation, scheme of arrangement or other transaction or series of transactions with equivalent economic effect.

Other United Kingdom Law Considerations

Mandatory purchases and acquisitions.    Pursuant to Sections 979 to 991 of the Companies Act, where a takeover offer has been made for us and the offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he wishes to acquire, and is entitled to so acquire, those shares on the same terms as the general offer. The “squeeze-out” of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, subject to the minority shareholders failing to successfully lodge an application to the court to prevent such squeeze-out any time prior to the end of those six weeks, following which the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to us, to be held on trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

Sell-out.    The Companies Act also gives our minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of our shares. The holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire his shares if, prior to the expiry of the acceptance period for such offer, (i) the offeror has acquired or agreed to acquire not less than 90% in value of our voting shares, and (ii) not less than 90% of the voting rights carried by those shares. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period. If a shareholder exercises his rights to be bought out, the offeror is required to acquire those shares on the terms of this offer or on such other terms as may be agreed.

Disclosure of interest in shares.    Pursuant to Part 22 of the Companies Act and our articles of association, we are empowered to require, by notice in writing, any person whom we know to be, or have reasonable cause to believe to be, interested in our shares, within 14 days from the service of the notice to disclose to us particulars of that person’s own interest.

Under our articles of association, if a person defaults in supplying us with the required particulars in relation to the shares in question, the board of directors may by notice direct that:

•        the shareholder shall not be entitled in respect of those shares to be present or to vote or to exercise any other right conferred by membership in relation to any such poll; and

•        where the default shares represent at least 0.25% in nominal value of the issued shares of their class (calculated exclusive of any shares held as treasury shares), any dividend or other money payable for such shares shall be withheld by the company, which shall not have any obligation to pay interest on it, and shareholder shall not be entitled to elect, pursuant to our articles of association, to receive shares instead of that dividend, and no transfer, other than an excepted transfer, of any shares held by the shareholder shall be registered unless the shareholder themselves are not in default of supplying the required information and the shareholder proves to the satisfaction of the board of directors that no person in default of supplying such information is interested in any of the shares that are the subject of the transfer.

Purchase of own shares.    Under English law, a limited company may only purchase its own shares out of its distributable profits or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, provided it is not restricted from doing so by its articles. A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

We may purchase our own fully paid shares otherwise than on a recognized investment exchange pursuant to a purchase contract authorized by resolution of shareholders before the purchase takes place. Any authority will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if he had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Shareholder rights.    Certain rights granted under the Companies Act, including the right to requisition a general meeting or require a resolution to be put to shareholders at the annual general meeting, are only available to our members. For English law purposes, our members are the persons who are registered as the owners of the legal title to the shares and whose names are recorded in our register of members. In the case of shares held in a settlement system operated by the Depository Trust Company, or DTC, the registered member will be DTC’s nominee, Cede & Co. If a person who holds their ordinary shares in DTC wishes to exercise certain of the rights granted under the Companies Act, they may be required to first take steps to withdraw their ordinary shares from the settlement system operated by DTC and become the registered holder of the shares in our register of members. A withdrawal of shares from DTC may have tax implications, for additional information on the potential tax implications of withdrawing your shares from the settlement system operated by DTC, see “Material Tax Considerations — Material UK Tax Considerations.”

City Code on Takeovers and Mergers.    The UK City Code on Takeovers and Mergers will not apply to takeover transactions for us because our shares are not admitted to trading or quoted in the UK.

Distributions and dividends.    Under the Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under English law.

It is not sufficient that we, as a public company, have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the company is at least equal to the amount of its capital. A public company can only make a distribution:

(a) if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and undistributable reserves; and

(b) if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.

Exchange controls.    There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash, cash equivalents and short-term deposits for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares, other than withholding tax requirements. There is no limitation imposed by English law or in the articles of association on the right of non-residents to hold or vote shares.

Differences in Corporate Law

The applicable provisions of the Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and the laws of England and Wales.

	England and Wales	Delaware
Number of Directors	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in the company’s articles of association.

Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment of the certificate of incorporation.

Removal of Directors

Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the. Companies Act must also be followed such as allowing the director to make representations against their removal either at the meeting or in writing.

Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against their removal would be sufficient to elect them if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which they are a part.

Vacancies on the Board of Directors

Under the laws of England and Wales, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or by-laws of the corporation; or (ii) the certificate of incorporation directs that a particular class of stock or series thereof is to elect such director, in which case a majority of the other directors elected by such class or series, or a sole remaining director elected by such class or series, will fill such vacancy.

	England and Wales	Delaware
Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following its annual accounting reference date.

Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting

Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any paid up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves (or any of them representing more than one half of the total voting rights of all of them) convene a general meeting.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
Notice of General Meetings

Subject to a company’s articles of association providing for a longer period, under the Companies Act, at least 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 days nor more than 60 days before the date of the meeting and shall specify the place, date, hour, the means of remote communications by which stockholders and proxy holders may be deemed present and may vote at the meeting, the record date for determining stockholders entitled to vote at the meeting (if different than the record date for determining stockholders entitled to notice) and, if the meeting is a special meeting, the purpose or purposes of the meeting.

	England and Wales	Delaware
Quorum

Subject to the provisions of a company’s articles of association, the Companies Act provides that two shareholders present at a meeting (in person, by proxy or authorized representative under the Companies Act) shall constitute a quorum for companies with more than one member.

The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.

Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.

Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Preemptive Rights

Under the Companies Act, “equity securities,” being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution, referred to as “ordinary shares;” or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

Under Delaware law, stockholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

	England and Wales	Delaware
Authority to Allot

Under the Companies Act, the directors of a company must not allot shares or grant rights to subscribe for or to convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

Under Delaware law, the board of directors or, if the corporation’s charter or certificate of incorporation so provides, the stockholders have the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of Directors and Officers

Under the Companies Act, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which they are a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which they are convicted); and (iii) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with our activities as trustee of an occupational pension plan).

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•   any breach of the director’s duty of loyalty to the corporation or its stockholders;

•   acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•   intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•   any transaction from which the director derives an improper personal benefit.

	England and Wales	Delaware
Voting Rights

For a company incorporated under the laws of England and Wales, it is usual for the articles of association to provide that, unless a poll is demanded by the shareholders of a company or is required by the chair of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act, a poll may be demanded by (i) not fewer than five shareholders having the right to vote on the resolution; (ii) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (iii) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under the laws of England and Wales, an ordinary resolution is passed on a show of hands if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution.

On a show of hands, special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting. If a poll is demanded, a special resolution is passed if it is approved by holders representing not less than 75% of the total voting rights of shareholders in person or by proxy who, being entitled to vote, vote on the resolution.

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	England and Wales	Delaware
Shareholder Vote on Certain Transactions

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations, or takeovers. These arrangements require:

•   the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors or a class thereof representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof, respectively, present and voting, either in person or by proxy; and

•   the sanction of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•   the approval of the board of directors; and

•   approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors

Under the laws of England and Wales, a director owes various statutory and fiduciary duties to the company, including:

•   to act in the way they consider, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, and in doing so have regard (amongst other matters) to: (i) the likely consequences of any decision in the long-term, (ii) the interests of the company’s employees, (iii) the need to foster the company’s business relationships with suppliers, clients and others, (iv) the impact of the company’s operations on the community and the environment, (v) the desirability to maintain a reputation for high standards of business conduct, and (vi) the need to act fairly as between members of the company;

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform themselves of all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner they reasonably believes to be in the best interests of the corporation. They must not use their corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in

England and Wales	Delaware

•   to avoid a situation in which they have, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•   to act in accordance with our constitution and only exercise their powers for the purposes for which they are conferred;

•   to exercise independent judgment;

•   to exercise reasonable care, skill, and diligence;

•   not to accept benefits from a third party conferred by reason of their being a director or doing, or not doing, anything as a director; and

•   a duty to declare any interest that they have, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

•   Under the laws of England and Wales, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.

the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•   state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

•   allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•   state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Listing

We have applied to list our ordinary shares on              under the symbol “            .”

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of our ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future. See “Risk Factors — Risks Related to this Offering and Ownership of Our Ordinary Shares” for more information.

Upon completion of this offering, we will have            ordinary shares outstanding, or            ordinary shares outstanding if the underwriter exercises its option to purchase additional ordinary shares from us in full.

All of the ordinary shares expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for ordinary shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, who are subject to lock-up restrictions or are restricted from selling shares by Rule 144. The remaining outstanding ordinary shares will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

Of the ordinary shares held by existing shareholders,            shares will be subject to the contractual 12-month or 180-day lock-up period described below. This may adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future.

Rule 144

In general, a person who has beneficially owned our ordinary shares that are restricted securities for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•        1% of the number of our ordinary shares then outstanding, which will equal approximately            ordinary shares immediately after this offering; or

•        the average weekly trading volume of our ordinary shares on            during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, executive officers, directors, consultants or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus delivery requirements of the Securities Act.

Lock-up Agreements

We have agreed with the underwriter, subject to certain customary exceptions, not to offer, pledge, sell, transfer, or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into, exercisable for, or exchangeable into our ordinary shares for a period of 180 days from the date of this prospectus, except with the prior written consent of the underwriter. In addition, all of our directors, executive officers and holders of 10% or more of our outstanding ordinary shares upon completion of this offering have agreed to the same restrictions for a period of 12 months from the date of this prospectus. All of our other shareholders have agreed to the same restrictions for a period of 180 days from the date of this prospectus, provided that any shares acquired by such shareholders prior to this offering from our directors, executive officers or holders of 10% or more of our outstanding ordinary shares upon completion of this offering will be subject to the 12-month restrictions. These agreements are described below under the section captioned “Underwriting.”

MATERIAL TAX CONSIDERATIONS

The following summary contains a description of the material UK and U.S. federal income tax considerations relevant to the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of England and Wales and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change, potentially with retroactive effect.

Material UK Tax Considerations

The following is intended as a general guide to current UK tax law and HM Revenue & Customs, or HMRC, practice applying as at the date of this prospectus (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ordinary shares. It does not constitute legal or tax advice and does not purport to be a complete analysis of all UK tax considerations relating to the holding of ordinary shares, or all of the circumstances in which holders of ordinary shares may benefit from an exemption or relief from UK taxation. It is written on the basis that the company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from UK land, and that the company is and remains solely resident in the United Kingdom for tax purposes and will therefore be subject to the UK tax regime and not the U.S. tax regime save as set out below under “Material U.S. Federal Income Tax Considerations.”

Except to the extent that the position of non-UK resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the United Kingdom and to whom split year treatment does not apply and who do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ordinary shares is connected, (“UK Holders”), who are absolute beneficial owners of the ordinary shares (where the ordinary shares are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ordinary shares as investments. The statements in this guide do not apply to any Holder who either directly or indirectly holds or controls 10% or more of the company’s share capital (or class thereof), voting power or profits.

This guide may not relate to certain classes of UK Holders, such as (but not limited to):

•        persons who are connected with the company;

•        financial institutions;

•        insurance companies;

•        charities or tax-exempt organizations;

•        collective investment schemes;

•        pension schemes;

•        market makers, intermediaries, brokers or dealers in securities;

•        persons who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment or who are, have been or will become officers or employees of the company or any of its affiliates; and

•        individuals who are subject to UK taxation on a remittance basis.

THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN UK TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ORDINARY SHARES OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-UK RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

Dividends

Withholding Tax

Dividends paid by the company will not be subject to any withholding or deduction for or on account of UK tax.

Income Tax

An individual UK Holder may, depending on their particular circumstances, be subject to UK tax on dividends received from the company. An individual holder of ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to UK income tax on dividends received from the company unless they carry on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ordinary shares are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.

All dividends received by an individual UK Holder from us or from other sources will form part of that UK Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £500 of taxable dividend income received by the individual UK Holder in the 2024/25 tax year (the “Nil Rate Band”). Income within the Nil Rate Band will be taken into account in determining whether income in excess of the Nil Rate Band falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the Nil Rate Band will (subject to the availability of any income tax personal allowance) be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band.

Corporation Tax

A corporate holder of ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to UK corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a taxable permanent establishment to which the ordinary shares are attributable.

Corporate UK Holders should not be subject to UK corporation tax on any dividend received from the company so long as the dividends qualify for exemption, which should generally be the case although certain conditions must be met. If the conditions for the exemption are not satisfied, or such UK Holder elects for an otherwise exempt dividend to be taxable, UK corporation tax will be chargeable on the amount of any dividends (currently, the main rate of corporation tax is 25%).

Chargeable Gains

A disposal or deemed disposal of ordinary shares by a UK Holder may, depending on the UK Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption for individuals), give rise to a chargeable gain or an allowable loss for the purposes of UK capital gains tax and corporation tax on chargeable gains.

If an individual UK Holder who is subject to UK income tax at either the higher or the additional rate is liable to UK capital gains tax on the disposal of ordinary shares, the current applicable rate will be 20%. For an individual UK Holder who is subject to UK income tax at the basic rate and liable to UK capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains when aggregated with the UK Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%.

If a corporate UK Holder becomes liable to UK corporation tax on the disposal (or deemed disposal) of ordinary shares, the main rate of UK corporation tax (currently 25%) would apply.

A holder of ordinary shares that is not resident for tax purposes in the United Kingdom should not normally be liable to UK income tax, capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ordinary shares unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the

United Kingdom through a branch or agency (or, in the case of a corporate holder of ordinary shares, a trade through a permanent establishment) to which the ordinary shares are used in or for the purposes of such trade, profession or vocation (or, in the case of a corporate holder of ordinary shares, used, held or acquired for the purposes of the permanent establishment). However, an individual holder of ordinary shares who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ordinary shares during that period may be liable on their return to the United Kingdom to UK tax on any capital gain realized (subject to any available exemption or relief).

Stamp Duty and Stamp Duty Reserve Tax

The discussion below relates to the holders of our ordinary shares wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.

Issue of Shares

There is generally no liability to stamp duty or SDRT payable on the issue of new ordinary shares in the Company.

Transfers of Shares

An unconditional agreement to transfer ordinary shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. There is an exemption where the consideration for a transfer is £1,000 or less and that transfer does not form part of a larger transaction or series of transactions where the combined consideration exceeds £1,000 and this is certified on the instrument of transfer. The charge to SDRT will be canceled or, if already paid, repaid (generally with interest and upon claim), where a transfer instrument has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.

Transfers Into (or Between) Depositary Receipt Issuers and Clearance Services

Subject to the following, an unconditional agreement to transfer ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services (a “depositary receipt issuer” and a “clearance service,” respectively) will prima facie be subject to SDRT (or, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer or, in certain circumstances, the value of the shares (rounded up to the next multiple of £5 in the case of stamp duty) unless (in respect of transfers to clearance services) the clearance service has made and maintained an election under section 97A of the UK Finance Act 1986 (a “section 97A election”). No such charge to stamp duty or SDRT should arise on the issuance of new ordinary shares to a depositary receipt issuer or a clearance service.

The 1.5% UK stamp duty and SDRT charges should not, however, arise on a transfer of UK shares to a depositary receipt issuer or to a clearance service to the extent that such transfer is of an “exempt capital-raising instrument” or an “exempt listing instrument,” as defined in Finance Act 2024.

Transfers of shares from a depositary receipt issuer to a clearance service are generally outside of the charge to UK stamp duty and SDRT (assuming that the clearance service has not entered into a section 97A election) and, as such, the transfer of our ordinary shares on completion of this offering from the depositary receipt issuer to the nominee for DTC should not give rise to a liability to UK stamp duty or SDRT. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes, and we are not aware of any section 97A election having been made by DTC.

Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt issuer or a clearance service will in practice generally be paid by the participants in the clearance service or depositary receipt system.

No stamp duty or SDRT should be required to be paid on a transfer of our ordinary shares through the clearance service facilities of DTC, provided that no section 97A election has been made by DTC and (in the case of stamp duty only) provided that no written instrument of transfer is entered into in respect of the transfer.

Material U.S. Federal Income Tax Considerations

The following summary describes certain material U.S. federal income tax considerations generally applicable to United States Holders (as defined below) of ordinary shares. This summary deals only with ordinary shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary also does not address the tax considerations that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own the ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to alternative minimum taxes (including the corporate alternative minimum tax on financial statement income), holders that acquired the ordinary shares in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement, holders which are entities or arrangements treated as partnerships for U.S. federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding equity.

This summary is based upon the Code, applicable United States Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”), regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any United States federal tax considerations other than U.S. federal income tax considerations (such as considerations arising under the federal estate and gift tax or the Medicare tax on net investment income).

As used herein, the term “United States Holder” means a beneficial owner of the ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States has primary supervision over the administration of the trust and one or more U.S. persons as described in Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust, or the trust has in effect a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires the ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in the ordinary shares should consult their tax advisors regarding the U.S. federal income tax considerations relevant to acquiring, owning, and disposing of the ordinary shares.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

If we make any distributions, subject to the discussion below under “— Passive foreign investment company,” the amount of dividends paid to a United States Holder with respect to the ordinary shares generally will be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s tax basis in those ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, United States Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. If distributions are paid in foreign currency, the amount of such distribution will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time.

Foreign withholding tax (if any) paid on dividends on the ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s U.S. federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on the ordinary shares generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source income. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. Although we do not believe we are treated as a “United States-owned foreign corporation,” we may become one in the future. In such case, if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the ordinary shares allocable to our United States source earnings and profits will be treated as United States source income, and, as such, the ability of a United States Holder to claim a foreign tax credit for any foreign withholding taxes (if any) payable in respect of our dividends may be limited.

United States Treasury regulations impose various limitations on a United States Holder’s ability to claim foreign tax credit in respect of any foreign tax imposed on a distribution on the ordinary shares. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the impact of the applicable United States Treasury regulations.

Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gain rate, provided that (i) either the ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes (which would include the United States — United Kingdom income tax treaty), (ii) we are neither a PFIC (as discussed below) nor treated as such with respect to the United States Holder for either the taxable year in which the dividend is paid or the preceding taxable year, and (iii) the United States Holder satisfies certain holding period and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on            , as the ordinary shares are expected to be. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to the ordinary shares. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other United States corporations.

Disposition of Ordinary Shares

Subject to the discussion below under “— Passive foreign investment company,” a United States Holder generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other taxable disposition of the ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s tax basis in those ordinary shares. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit (unless an applicable United States income tax treaty provides otherwise). A United States Holder’s initial tax basis in the ordinary shares generally will equal the cost of such shares.

If the consideration received upon the sale or other taxable disposition of ordinary shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. If the ordinary shares are treated as traded on an established securities market, a cash basis United States Holder and an accrual basis United States Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis United States Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.

Passive Foreign Investment Company

We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from certain commodities and securities transactions. Special rules apply for a dealer as specifically defined under the PFIC rules. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our anticipated market capitalization and the composition of our income, assets and operations, we believe that we were not a PFIC for 2024 and do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our ordinary shares at this initial offering and the future price, which could fluctuate significantly. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds the ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

Certain adverse U.S. federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds the ordinary shares. If we are a PFIC for any taxable year that a United States Holder holds the ordinary shares, unless the United States Holder makes certain elections, any gain recognized by the United States Holder on a sale or other disposition of the ordinary shares would be allocated pro-rata over the United States Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on the ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of the ordinary shares if we were a PFIC, as described above. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States Holder will be deemed to own equity in any of the entities in which we hold equity that also are PFICs.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a United States Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is “regularly traded” on a “qualified exchange” (which includes            ). If a United States Holder makes an effective mark-to-market election, such United States Holder will include in each year as ordinary income the excess of the fair market value of the ordinary shares at the end of the year over the adjusted tax basis in the ordinary shares, and will be entitled to deduct as an ordinary loss each year the excess of the adjusted tax basis in the ordinary shares over their fair market value at the end of the year, to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. Gain or loss on a sale or exchange of the ordinary shares will be treated similarly. If a United States Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years (provided that, for any subsequent taxable year in which we are not a PFIC, a United States Holder will not include in income mark-to-market gain or loss) unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Because a mark-to-market election generally cannot be made for equity interests in Lower-tier PFICs, United States Holders generally will continue to be subject to the PFIC rules with respect to their indirect interest in any Lower-tier PFICs. As a result, distributions from, and dispositions of, Lower-tier PFICs, as well as certain other transactions, generally will be treated as distributions or dispositions subject to the special tax rules above, even if a mark-to-market election is made. United States Holders are urged to consult their tax advisors about the availability and advisability of the mark-to-market election in their particular circumstances, as well as the impact of such election on interests in any Lower-tier PFICs. If we are a PFIC, a timely election to treat us as a qualified electing fund treatment would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable United States Holders to make a qualified electing fund election.

For each taxable year we are considered a PFIC, a United States Holder will be subject to annual information reporting requirements under the PFIC rules, including the filling of IRS Form 8621. A failure to file forms as required may toll the running of the statute of limitations in respect of each of the United States Holder’s taxable years for which such form is required to be filed.

NO ASSURANCE CAN BE GIVEN THAT WE ARE NOT CURRENTLY A PFIC OR THAT WE WILL NOT BECOME A PFIC IN THE FUTURE. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE OPERATION OF THE PFIC RULES AND RELATED REPORTING REQUIREMENTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE ADVISABILITY OF MAKING ANY ELECTION THAT MAY BE AVAILABLE.

Information Reporting and Backup Withholding

Dividend payments and proceeds paid from the sale or other taxable disposition of the ordinary shares may be subject to information reporting to the IRS. In addition, a United States Holder (other than an exempt holder who establishes its exempt status if required) may be subject to backup withholding on dividend payments and proceeds from the sale or other taxable disposition of the ordinary shares paid within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a United States Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the United States Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain United States Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. United States Holders should consult their tax advisors regarding the application of these reporting requirements.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with Prime Number Capital LLC, as underwriter. The underwriter may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in this offering. Subject to the terms and conditions of the Underwriting Agreement, the underwriter will agree to purchase from us, on a firm commitment basis, the number of ordinary shares set forth opposite its name below, at the offering price less the underwriting discounts as shown on the cover page of this prospectus.

Name	Number of Ordinary Shares
Prime Number Capital LLC
Total

The underwriter is offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by it, subject to the approval of certain legal matters by its counsel and the satisfaction of other conditions contained in the underwriting agreement, including the receipt by the underwriter of officers’ certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriter is not obligated to purchase any ordinary shares under the over-allotment option described below.

The underwriter is expected to make offers and sales both inside and outside the United States through its selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. The underwriter intends to offer our ordinary shares to its retail customers only in states in which we are permitted to offer our ordinary shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a national securities exchange are “covered securities.” If we were unable to meet the listing standards of a national securities exchange, we would be unable to rely on the covered securities exemption from blue sky registration requirements. In such case, we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet a national securities exchange’s listing requirements and our application to list on the exchange is approved.

Over-Allotment Option

Pursuant to the underwriting agreement, we granted the underwriter an over-allotment option, exercisable for 45 days after the closing date of this offering, to purchase up to an additional 15% of the total number of ordinary shares offered hereby at the initial public offering price listed on the cover page of this prospectus, less the underwriting discounts. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus.

Discounts and Expenses

The underwriter will offer the ordinary shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling discount not in excess of $            per ordinary share, assuming an initial public offering price of $            per share, which is the midpoint of the estimated IPO price range set forth on the cover page of this prospectus. After this offering, the initial public offering price, underwriting discount, and reallowance to dealers may be reduced by the underwriter. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriter as stated herein, subject to its receipt and acceptance and subject to its right to reject any order in whole or in part. The underwriter has informed us that it does not intend to confirm sales to any accounts over which it exercises discretionary authority.

Except as disclosed in this prospectus, the underwriter has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

The following table shows the per ordinary share and total offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase up to an additional            ordinary shares.

	Per Ordinary Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Initial public offering price(1)	$	$	$
Underwriter’s discounts(2)
Proceeds, before expenses, to us	$	$	$

____________

(1)      IPO price per share is assumed to be $            per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

(2)      We have agreed to provide the underwriter a discount equal to            % of the gross proceeds of this offering.

We have agreed to reimburse the underwriter for out-of-pocket accountable expenses, up to an aggregate cap of $            , including, but not limited to, travel and due diligence expenses, reasonable fees and expenses of its legal counsel, accountable roadshow expenses, and background checks on our principal shareholders, directors and officers. We have paid the underwriter an advisory fee of $50,000, which will be applied toward and deducted from this $            cap on out-of-pocket accountable expenses.

Subject to FINRA Rule 5110 (g)(5)(B), we agree that if closing of a transaction in which we (or any of our subsidiaries or our immediate holding entity) sells equity securities (including, without limitation to, common equity, depositary receipts, or shares) of ours, regardless of whether sold by us or holders thereof including securities convertible into ordinary shares or substantially similar securities, or any securities substantially similar thereto, in an offering that is similar to this offering, occurs within six months, after the date of the termination (except in the case of a termination by us for cause, including, but not limited to, bad faith or willful material breach by the underwriter of its obligations, failure to fulfill its obligations or gross negligence or willful misconduct in the performance of its services). Upon completion of such a closing, the underwriter hall remain entitled to the compensation as set forth above with respect to the proceeds raised from the investors introduced or sourced by the underwriter during the engagement period, as if the closing of such sale had occurred during the term of the underwriter’s appointment and authorization hereunder and the securities sold.

Underwriter’s Warrants

In connection with this offering, we have agreed, upon the closing of the offering, to issue to the underwriter, or its designees, warrants to purchase a number of our ordinary shares equal to            % of the total number of ordinary shares sold in this offering. The warrants will have an exercise price equal to            % of the initial public offering price of the ordinary shares, will not be exercisable until 180 days after the closing of this offering, and will expire one year after the closing of this offering. The warrants have been deemed compensation by FINRA and are therefore subject to a lock-up period of 180 days following the commencement of sales of this offering pursuant to FINRA Rule 5110(e)(1)(A). Accordingly, neither the underwriter nor its affiliates, nor any person acting on their behalf, may sell, transfer, assign, pledge, hypothecate or engage in any hedging transaction with respect to the warrants or the ordinary shares issuable upon their exercise for a period of 180 days following the commencement of sales of this offering, except as permitted by FINRA Rule 5110(e)(2).

Right of First Refusal

We agreed to grant the underwriter for 12 months from the closing of the offering, a right of first refusal to provide investment banking services to us on an exclusive basis and on terms that are the same or more favorable to us comparing to terms offered to us by other underwriters or placement agents, which is exercisable in the underwriter’s sole discretion. In the event the engagement between the underwriter and us (the “Engagement”) is terminated for any reason, the right of first refusal shall remain in effect for a period of 12 months from the date of termination, unless otherwise agreed by the parties in writing. For these purposes, investment banking services shall include, without limitation, (a) acting as lead or joint manager for any underwritten public offering; and (b) acting as lead or joint placement agent or initial purchaser in connection with any private offering of our securities. The underwriter shall notify us of its intention to exercise the right of first refusal within ten (10) days following notice in writing by us. Any decision by the underwriter to act in any such capacity shall be contained in separate agreements, which agreements would contain, among other matters, provisions for customary fees for transactions of similar size and nature, as may be mutually agreed upon, and indemnification of the underwriter and shall be subject to general market conditions. If the underwriter declines to exercise the right of first refusal, we shall have the right to retain any other person or persons to provide such services on terms and conditions which are not more favorable to such other person or persons than the terms presented to and declined by the underwriter. The right of first refusal granted may be terminated by us for “Cause,” which shall mean a material breach by the underwriter of the Engagement or a material failure by the underwriter to provide the services contemplated under the Engagement.

Lock-Up Agreements

We will agree that we will not, for a period of 180 days following the date of this prospectus, subject to customary exceptions, (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with, or confidentially submit to, the SEC, a registration statement under the Securities Act relating to, any of our securities that are substantially similar to the ordinary shares, including but not limited to any options or warrants to purchase ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of ordinary shares or any such other securities, or publicly disclose such intention, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or any such other securities, in cash or otherwise (other than the ordinary shares sold in this offering or pursuant to employee share option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this prospectus), without the prior written consent of the underwriter.

Our executive officers, directors and any holders of 10% or more of our outstanding ordinary shares immediately after the completion of this offering (each a “12-Month Lock-Up Party”) will agree that they will not, and will not cause or direct any of their respective affiliates to, for a period of 12 months from the date of this prospectus, subject to customary exceptions (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any ordinary shares, or any options or warrants to purchase any ordinary shares, or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares (such ordinary shares, options, rights, warrants or other securities, collectively, “Lock-Up Securities”), including without limitation any such Lock-Up Securities now owned or hereafter acquired by any 12-Month Lock-Up Party, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by any 12-Month Lock-up Party or someone other than any 12-Month Lock-Up Party), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of ordinary shares or other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clauses (i), (ii) or (iii) above.

All other shareholders (each an “Other Lock-Up Party”) will agree to the same restrictions described above as the 12-Month Lock-Up Parties for a period of 180 days from the date of this prospectus, provided that any shares acquired by such Other Lock-Up Parties from any 12-Month Lock-Up Party prior to this offering will be subject to the 12-month restrictions.

See “Ordinary Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

We have applied to list our ordinary shares on            under the symbol “            .”

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriter and its affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of its various business activities, the underwriter and its affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise), and/or persons and entities with relationships with us. The underwriter and its affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. The underwriter and its affiliates may also be, and some have been, clients of ours, and may also enter into, and some have entered into, hedging transactions with us.

Pricing of the Offering

Prior to the completion of this offering, there was no public market for our ordinary shares. The initial public offering price of the ordinary shares will be negotiated between us and the underwriter. Among the factors to be considered in determining the initial public offering price of the ordinary shares, in addition to the prevailing market conditions at the time of the offering, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Ordinary Share

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in this offering and the underwriter may distribute prospectuses electronically. The underwriter may agree to allocate a number of ordinary shares to selling group members for sale to its online brokerage account holders. The ordinary shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus is a part, has not been approved or endorsed by us or the underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain, or otherwise affect the price of our ordinary shares. Specifically, the underwriter may sell more Ordinary Shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriter under option to purchase additional ordinary shares. The underwriter can close out a covered short sale by exercising the option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of ordinary shares compared to the price available under the option to purchase additional ordinary shares. The underwriter may also sell ordinary shares in excess of the option to purchase additional ordinary shares, creating a naked short position. The underwriter must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing which could adversely affect investors who purchase in the offering.

The underwriter may also impose a penalty bid. This occurs when an underwriter or dealer repays selling concessions allowed to it for distributing our ordinary shares in this offering because such underwriter repurchases those ordinary shares in stabilizing or short covering transactions.

Finally, the underwriter may bid for, and purchase, our ordinary shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on            , in the over-the-counter market, or otherwise.

In connection with the offering, the underwriter or securities dealers may distribute prospectuses by electronic means, such as email

Passive Market Making

In connection with this offering, the underwriter may engage in passive market making transactions in our ordinary shares on            in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the ordinary shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our company. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase the ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the U.S.) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares, where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area

In relation to each Member State of the European Economic Area, each a “Member State,” no ordinary shares have been offered or will be offered pursuant to this offering to the public in that Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of ordinary shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)     to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriter for any such offer; or

(c)     in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ordinary shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the underwriter and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ordinary share being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ordinary share to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriter have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended, and includes any relevant implementing measure in each relevant Member State.

United Kingdom

In relation to the United Kingdom, no ordinary shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ordinary shares that has been approved by the Financial Conduct Authority, except that offers of ordinary shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

(a)     to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriter for any such offer; or

(c)     in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, as amended, or the FSMA, provided that no such offer of units shall require the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Order and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of ordinary shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any units in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any units to be offered so as to enable an investor to decide to purchase or subscribe for any units, the expression “Order” means the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018, or the CMP Regulations) that the ordinary shares are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
SEC registration fee	$
FINRA filing fee
Stock exchange listing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous costs
Total	$

All amounts in the table are estimates except the SEC registration fee, the FINRA filing fee and the stock exchange listing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

The validity of our ordinary shares and other and certain matters of English law and U.S. federal law in connection with this offering will be passed upon for us by Morgan, Lewis & Bockius UK LLP. Certain matters of English law in connection with the offering will be passed upon for the underwriter by Boodle Hatfield LLP. Certain matters of U.S. federal law in connection with the offering will be passed upon for the underwriter by Ye & Associates, P.C.

EXPERTS

The consolidated financial statements of iStep Learning Limited as of June 30, 2024 and 2025 and for each of the two years in the period ended June 30, 2025 included in this prospectus have been audited by Enrome LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing. The current address of Enrome LLP is 143 Cecil Street, Number 19-03/04 GB Building, Singapore 069542.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated and currently existing under the laws of England and Wales. In addition, certain of our directors and officers reside outside of the United States, and most of the assets of our non-U.S. subsidiaries are located outside of the United States. As a result, it may be more difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability or other provisions of the U.S. securities laws or other laws than if we, our directors and officers and/or the assets of our non-U.S. subsidiaries were located in the United States.

In addition, uncertainty exists as to whether the courts of England and Wales would:

•        recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Morgan, Lewis & Bockius UK LLP that there is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the United States securities laws, would not be automatically enforceable in England and Wales. We have also been advised by Morgan, Lewis & Bockius UK LLP that any final and conclusive monetary judgment for a debt or definite sum obtained against us in United States courts with competent jurisdiction will be given effect by the courts of England and Wales at common law by an action or counterclaim for the amount due under such judgment, without a substantive re-examination of the merits of such judgment, provided that:

•        the appropriate procedural requirements relating to the enforcement of foreign judgments are taken to enable such judgment to be enforced;

•        the relevant U.S. court had jurisdiction over the original proceedings according to English conflicts of laws principles at the time when proceedings were initiated;

•        the courts of England and Wales had jurisdiction for the purposes of enforcement, and we either submitted to such jurisdiction or were duly served with process within the jurisdiction or permission was given for service, and process was duly served, outside the jurisdiction;

•        the U.S. judgment was final and conclusive on the merits in the sense of being final and unalterable in the court that pronounced it and being for a debt or definite sum of money;

•        the judgment given by the courts was not (directly or indirectly) in respect of penalties, taxes, fines or similar fiscal or revenue obligations (or otherwise based on a U.S. law that an English court considers to relate to a penal, revenue or other public law);

•        the judgment was not procured by, or impeachable on the grounds of, fraud;

•        the bringing of proceedings in the original court was not contrary to an agreement under which the dispute was to be settled otherwise by proceedings in that court, unless the defendant agreed or submitted to the jurisdiction of that court;

•        recognition or enforcement of the judgment in England and Wales would not be contrary to public policy or the Human Rights Act 1998;

•        the proceedings pursuant to which judgment was obtained were not contrary to natural justice, and the judgment is not opposed to natural justice;

•        the U.S. judgment was not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained and not being otherwise in breach of Section 5 of the UK Protection of Trading Interests Act 1980, or is a judgment based on measures designated by the Secretary of State under Section 1 of that Act or otherwise specified as concerned with the prohibition of restrictive trade practices;

•        there is not a prior inconsistent judgment of an English court, or the court of another jurisdiction handed down earlier in time which is entitled to recognition; and

•        the English enforcement proceedings were commenced within the limitation period.

Whether these requirements are met in respect of a judgment of a U.S. court based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the English court making such decision.

Subject to the foregoing, investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, it cannot be assumed that that in all circumstances U.S. judgments will be capable of recognition and enforcement in England and Wales.

If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose (save where any enactment, rule or practice direction provides otherwise), although the English court does not automatically enforce its judgments nor help decide how they should be enforced, as this is up to the judgment creditor. In addition, it may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any defenses of set-off or counterclaim against the judgment creditor.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.

Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.

In addition, we are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The reports and other information we file with the SEC also are available at our website, www.marex.com. We have included the SEC’s web address and our web address as inactive textual references only. Except as specifically incorporated by reference into this prospectus, information on those websites is not part of this prospectus.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, board of directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

iStep Learning Limited

Registered number: 14857880

__________________________________________________________________

ISTEP LEARNING LIMITED

__________________________________________________________________

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2025

ISTEP LEARNING LIMITED
COMPANY INFORMATION

Directors

X Wang

Y Meng

D Lou

L Lin

T Minor

C Xu (appointed 6 February 2024, resigned 7 February 2024)

D Lumsden-Earle (appointed 6 February 2024, resigned 7 February 2024)

S Richards (appointed 6 February 2024, resigned 7 February 2024)

R Bell (appointed 10 December 2025)

S. Ko-yung Lee (appointed 10 December 2025)

Registered number	14857880

Registered office	Office Suite 6.05 80 Coleman Street London EC2R 5BJ

Independent auditors	Enrome LLP 143 Cecil St, #19-03/04 GB Building Singapore 069542

ISTEP LEARNING LIMITED
INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ISTEP LEARNING LIMITED

To the Shareholders and the Board of Directors of
ISTEP LEARNING LIMITED

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of iStep Learning Limited and its subsidiaries (the “Company”) as of 30 June 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years ended 30 June 2025 and 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 30 June 2025 and 2024, and the results of its operations and its cash flows for each of the years ended 30 June 2025 and 2024, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2025.
Singapore
22 December 2025

ISTEP LEARNING LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2025

	Notes	2025	2024
		£’000	£’000
Revenue	5	14,368	7,798
Cost of sales	9	(9,871)	(5,679)
Gross profit		4,497	2,119
Other income	6	23	14
Administration expenses	9	(6,293)	(4,765)
Impairment losses on financial assets	9	(26)	(15)
Operating loss, representing loss before financing and income taxes		(1,799)	(2,647)
Finance costs	10	(549)	(131)
Finance income	10	6	14
Other financial items	10	31	—
Loss before tax		(2,311)	(2,764)
Tax credit	11	500	310
Loss for the year, representing total comprehensive loss for the year		(1,811)	(2,454)

Earnings per share
Basic and diluted loss per share (pence)	12	(314)	(529)

The notes on pages F-9 – F-43 form part of these financial statements.

ISTEP LEARNING LIMITED

REGISTERED NUMBER: 14857880

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2025

	Notes	2025	2024
		£’000	£’000
Assets
Non-current assets
Goodwill	15	4,816	4,379
Intangible assets	14	1,387	1,641
Property, plant and equipment	13	1,146	3,759
Right-of-use assets	13	5,655	3,337
Trade and other receivables	17	102	44
Investments held at fair value through profit or loss	16	352	269
Total non-current assets		13,458	13,429

Current assets
Trade and other receivables	17	707	780
Income tax receivable		34	—
Cash and cash equivalents	29	1,784	1,098
Total current assets		2,525	1,878

Total assets		15,983	15,307

Liabilities
Current liabilities
Borrowings	19	(2,706)	(3,142)
Lease liabilities	23	(269)	(150)
Trade and other payables	18	(2,719)	(2,857)
Provisions	20	(634)	—
Contingent consideration	32	(28)	(28)
Income tax liabilities		—	(173)
		(6,356)	(6,350)
Non-current liabilities
Borrowings	19	(32)	(24)
Lease liabilities	23	(5,203)	(2,705)
Provisions	20	(568)	(179)
Deferred tax liability	11	(269)	(727)
Contingent consideration	32	(46)	(63)
		(6,118)	(3,698)
Total liabilities		(12,474)	(10,048)

Net assets		3,509	5,259

Equity
Share capital	21	577	577
Share-premium	22(a)	5,380	5,380
Share-based payment reserve	22(d)	265	204
Merger difference reserve	22(b)	(1,643)	(1,643)
Merger relief reserve	22(c)	3,381	3,381
Accumulated losses	22(e)	(4,451)	(2,640)
Total equity		3,509	5,259

The financial statements on pages F-9 – F-43 were approved and authorised for issue by the board of directors on 22 December 2025 and were signed on its behalf by:

X Wang

Director

The notes on pages F-9 – F-43 form part of these financial statements.

ISTEP LEARNING LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2025

	Share capital	Share premium	Other reserves	Accumulated losses	Total equity
	£000	£000	£000	£000	£000
At 1 July 2023	—	2,235	230	265	2,730
Loss for the year	—	—	—	(2,454)	(2,454)
Total comprehensive loss for the year	—	—	—	(2,454)	(2,454)

Contributions by and distributions to owners
Dividends	—	—	—	(451)	(451)
Shares issued	577	5,380	3,381	—	9,338
Difference on merger	—	(2,235)	(1,873)	—	(4,108)
Share-based payments	—	—	204	—	204
Total contributions by and distributions to owners	577	3,145	1,712	(451)	4,983
At 30 June 2024	577	5,380	1,942	(2,640)	5,259

Comprehensive loss for the year
Loss for the year	—	—	—	(1,811)	(1,811)
Total comprehensive income for the year
Share-based payments	—	—	61	—	61
Total contributions by and distributions to owners	—	—	61	—	61
At 30 June 2025	577	5,380	2,003	(4,451)	3,509

The notes on pages F-9 – F-43 form part of these financial statements.

ISTEP LEARNING LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2025

	Note	2025	2024
		£000	£000
Cash flows from operating activities
Loss before tax		(2,311)	(2,764)
Adjustments for
Depreciation of property, plant and equipment	13	842	458
Impairment of property, plant and equipment	13	185	—
Amortisation of intangible fixed assets	14	409	261
Impairment of intangible assets including goodwill		—	869
Finance income		(6)	(14)
Finance expense		549	131
Fair value gain, net	10	(20)	—
Loss on sale of property, plant and equipment		(47)	6
Share-based payment expense	25	61	204
		(338)	(849)
Movements in working capital:
Decrease/(increase) in trade and other receivables		25	(91)
(Decrease)/increase in trade and other payables		(140)	1,600
Increase in provisions		896	—
Cash generated from operations		443	660
Interest received		6	14
Interest paid		(494)	(130)
Income taxes paid		(186)	(69)
Net cash (used in)/from operating activities		(231)	475
Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	28	—	(2,115)
Acquisition of businesses	28	(600)	(694)
Purchase of unlisted equity investments	16	(52)	(269)
Purchases of property, plant and equipment	13	(342)	(369)
Contingent consideration payment		(28)	—
Disposal of property, plant and equipment		2,790	—
Net cash from/(used in) investing activities		1,768	(3,447)
Cash flows from financing activities
Proceeds from the issuance of ordinary shares		—	1,451
Proceeds from loans from related parties		360	2,549
Proceeds from other loans received		2,250	410
Repayments of borrowings		(3,136)	(440)
Principal elements of lease liabilities		(325)	(114)
Dividends paid		—	(451)
Net cash (used in)/from financing activities		(851)	3,405
Net increase in cash and cash equivalents		686	433
Cash and cash equivalents at the beginning of the year		1,098	665
Cash and cash equivalents at the end of the year	29	1,784	1,098

The notes on pages F-9 – F-43 form part of these financial statements.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

1.      Material accounting policies

1.1    Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:

•        has power over the investee;

•        is exposed, or has rights, to variable returns from its involvement with the investee; and

•        has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

1.2    Group reorganisation and merger accounting

On 29 September 2023, the Company acquired 100% of the ordinary share capital of Bambinos Limited by way of a share-for-share exchange.

The Company was incorporated on 9 May 2023 and had not commenced trading at the time of the transaction. Accordingly, management applied the principles of reverse acquisition accounting and concluded that Bambinos Limited should be identified as the accounting acquirer. However, as the Company was not a business as defined in IFRS 3, ‘Business Combinations’, the transaction did not meet the definition of a business combination.

Management has accounted for the combination using merger accounting principles with Bambinos Limited identified as the accounting acquirer and the Company as the legal acquirer.

Under merger accounting principles, the assets and liabilities of Bambinos Limited are consolidated at book value in the Group financial statements, and the consolidated reserves of the Group were adjusted to reflect the statutory share capital and share premium of the Company, with the difference transferred to the merger difference reserve in equity.

1.3    Going concern

In preparing these financial statements, the directors have assessed the Company’s ability to continue as a going concern.

Management has prepared detailed forecasts covering the period from 1 July 2026 to 30 July 2030, which they have determined to be the outlook period. These forecasts have included increased staff-related costs, other overheads and capital expenditures that have already been realised during 2025 and are expected to be incurred between 2026 and 2030. The forecast revenues include the fee increases made in 2025, the estimated fee increases in the period from 1 July 2026 to 30 June 2030 and improvements in occupancy for the same periods.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

1.      Material accounting policies (cont.)

The directors and the immediate parent undertaking, who are owed an aggregate amount of £1,545,077 have agreed not to seek repayment if that would jeopardise the Group’s ability to meet its liabilities. However, despite these assurances, the Group may need to raise additional finance if its cash flow forecasts are not realised as expected, or to support its growth plans through acquisitions. Management is actively exploring financing options.

The Directors have stress-tested their assumptions and concluded that there are unplanned actions they could take to reduce the current cash burn. They have concluded that it is appropriate for the Group to continue to adopt the going-concern basis of accounting in preparing the financial statements.

1.4    Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree, which includes the fair value of any asset or liability that arises from a contingent consideration arrangement. Acquisition-related costs are recognised in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their acquisition-date fair value, except for:

•        deferred tax assets or liabilities which are recognised and measured in accordance with IAS 12 Income Taxes.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value, and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill.

Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments with the corresponding gain or loss being recognised in profit or loss.

1.5    Goodwill

Goodwill arising on an acquisition of a business is carried at cost, as established at the date of acquisition of the business (see note 1.4) less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in profit or loss. An impairment loss recognised for goodwill is not reversed in subsequent periods.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

1.      Material accounting policies (cont.)

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

1.6    Revenue

Revenue represents the value of services provided, excluding value added tax and is attributable to the Group’s principal activity.

Nursery Services

The principal activity of the Group is the provision of day care nursery services. The activity is considered as a single performance obligation and revenue from providing these services is recognised over time in the accounting period in which the services are rendered, as the customer simultaneously receives and consumes the benefits of these services over time. Where the Group provides these services there is no obligation for refunds and no warranties are provided. Where payments are received from customers in advance of services provided, the amounts are recoded as contract liabilities.

Government funding

Government funding is directly linked to the provision of nursery services, representing additional government funding to supplement the amounts paid by parents. This activity is considered to be linked to the single performance obligation of providing nursery services which is recognised over time as described above. Government funding paid in advance is recognised as contract liabilities and only recognised in the period to which it relates. Where payments are received form funding providers in advance of services provided, the amounts are recorded as contract liabilities. Government funding paid in arrears is recognised as contract assets within other debtors and only recognised in the period to which it relates.

1.7    Leasing

(i)     The Group as a lessor

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised on a straight-line basis over the lease term.

(ii)    The Group as a lessee

The group uses leasing arrangements for all its nursery settings. The lease contracts for nursery settings are typically negotiated for up to 25 years, with new lease agreements entered into at the time of acquiring a new business or when leases acquired through business combinations are renewed. All the leases are negotiated on an individual basis and contain a wide variety of different terms and conditions, such as cancellation options and rent review terms.

The Group assesses whether a contract is or contains a lease at inception of the contract. A lease conveys the right to direct the use and obtain substantially all of the economic benefits of an identified asset for a period of time in exchange for consideration.

At the lease commencement date, the Group recognises a right-of-use asset and a lease liability in its consolidated statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to return the property to the landlord in the same condition as it was at the inception of the lease to the extent that they are not wear and tear expense, and any lease payments made in advance of the lease commencement date.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

1.      Material accounting policies (cont.)

The Group depreciates the right-of-use asset on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Group’s incremental borrowing rate, because as the lease contracts are negotiated with third parties, it is not possible to reliably determine the interest rate that is implicit in the lease. The incremental borrowing rate is the estimated rate that the Group would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should it be concluded that the lessee entity may have a different risk profile to that of the Group.

Lease payments included in the measurement of the lease liability consist of fixed payments and variable payments based on an index or rate.

Subsequent to initial measurement, the liability will be reduced by lease payments that are allocated between repayments of principal and finance costs. The finance cost is the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

Payments under leases can also change when the amounts expected to be paid change through an index or rate used to determine those payments, including changes in market rental rates following a market rent review. The lease liability is remeasured only when the adjustment to lease payments takes effect. The revised contractual payments for the remainder of the lease term are discounted using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates, in which case the discount rate is amended to reflect the change in interest rates. Any difference between the original lease payments and the new lease payments for the period to which the new rent is applied retrospectively is recognised in profit or loss at the date the Group is notified of the rental increase.

During the year ended 30 June 2025, the Group entered into a sale-and-leaseback arrangement for all of its freehold properties that were, and continue to be, used as nursery settings.

The Group determined whether control over the freehold properties had been transferred to the buyer by applying the principles set out in IFRS 15 Revenue from Contracts with Customers. The Group derecognised the assets previously recognised in property, plant and equipment and recognised a right-of-use asset at the retained portion of their original carrying amount. The profit on disposal recognised in profit or loss was restricted to the amount relating to the rights transferred to the buyer. The Group measured the portion of the rights retained by comparing the present value of the lease payments with the fair value of the asset.

1.8    Share-based payments

Share-based payment transactions of the Company

Equity-settled share-based payments to employees and others providing similar services, are measured at the fair value of the equity instruments at the grant date. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Market-based vesting conditions are included in the estimation of the grant date fair value. The Group does not have any cash-settled share-based payment arrangements.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve. No adjustment is made to the cumulative expense for share-based awards that do not vest because a market condition has not been met.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

1.      Material accounting policies (cont.)

The number of vested options ultimately exercised by holders does not impact the expense recorded in any period.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

1.9    Taxation

Tax expense recognised in profit or loss comprises the sum of deferred tax and current tax not recognised in other comprehensive income or directly in equity.

The calculation of current and deferred tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

(i)     Deferred tax

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

The Group does not offset deferred tax assets and liabilities unless it has a legally enforceable right to do so and intends to settle on a net basis.

1.10  Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Subsequent expenditure is capitalised only if it is probable that the future economic benefits associated with the expenditure will flow to the Group.

Any gain or loss on disposal of an item of property, plant and equipment is recognised in profit or loss.

Right-of use assets are depreciated over the shorter of the lease term and their useful economic lives.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

1.      Material accounting policies (cont.)

Depreciation is provided on all other items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives. It is provided at the following range:

Property improvements	10% straight-line
Motor vehicles	20% straight-line
Fixtures and fittings	20% straight-line
Office equipment	20% – 33% straight-line

1.11  Intangible assets

Intangible assets acquired in a business combination

Brand names and customer relationships acquired in a business combination and recognised separately from goodwill are initially recognised at their fair value at the acquisition date (which is regarded as their cost).

All intangible assets with a finite life are accounted for using the cost model, whereby capitalised costs are amortised on a straight-line basis over their estimated useful lives. Residual values and useful lives are reviewed at each reporting date. In addition, they are subject to impairment testing as described in Note 1.12.

The following useful lives are applied:

Brands	10 years
Customer relationships	2.5 years

Amortisation has been included within depreciation, amortisation and impairment of non-financial assets.

When an intangible asset is disposed of, the gain or loss on disposal is determined as the difference between the proceeds and the asset’s carrying amount. It is recognised in profit or loss within administration expenses.

1.12  Impairment testing of goodwill, other intangible assets and property, plant and equipment

For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment, and some are tested at the cash-generating unit level. Goodwill is allocated to those cash-generating units that are expected to benefit from the synergies of a related business combination and represent the lowest level within the Group at which management monitors goodwill.

Cash-generating units to which goodwill (determined by the Group’s management as equivalent to its operating segments) are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset’s (or cash-generating unit’s) carrying amount exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. To determine the value-in-use, management estimates expected future cash flows from each cash-generating unit and determines a suitable discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures is directly linked to the Group’s latest approved budget, adjusted as necessary to exclude the effects of future reorganisations and asset enhancements. Discount factors are determined individually for each cash-generating unit and reflect current market assessments of the time value of money and asset-specific risk factors.

Impairment losses for cash-generating units reduce first the carrying amount of any goodwill allocated to the cash-generating unit. Any remaining impairment loss is charged pro rata to the other assets in the cash-generating unit.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

1.      Material accounting policies (cont.)

With the exception of goodwill, all assets are subsequently reassessed for indications an impairment loss previously recognised may no longer exist. An impairment loss is reversed if the asset’s or cash-generating unit’s recoverable amount exceeds its carrying amount.

1.13  Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Leasehold dilapidation provisions are recognised at the inception of the lease where there is an obligation to return the leased asset in a specified condition at the end of the lease and that such expenditure is not wear and tear, which is recognised as the leased asset is used.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

Any change in the expected amount to settle the provision, other than the passage of time, is recognised in administration expenses in profit or loss. The exception to this is where the initial provision was capitalised as part of the right-of-use asset. In these cases, the change in the provision is adjusted against the cost of the right-of-use asset and is depreciated over the remaining useful economic life. All changes in provisions relating to the unwinding of the discount is recognised in finance costs in profit or loss.

2.      Reporting entity

iStep Learning Limited (the ‘Company’) is a limited company incorporated in the United Kingdom. The Company’s registered office is at Office Suite 6.05, 80 Coleman Street, London, EC2R 5BJ. These consolidated financial statements comprise the Company and its subsidiaries (collectively the ‘Group’ and individually ‘Group companies’). The Group is primarily involved in the provision of care and education for children from 3 months to 5 years.

3.      Basis of preparation

The Group’s consolidated and the Company’s individual financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations as issued by the International Accounting Standards Board (collectively IFRSs). They were authorised for issue by the Company’s board of directors on 22 December 2025.

These financial statements are not the Group’s UK statutory financial statements. They have been specially prepared for the purposes of inclusion in the SEC Registration document. The Group’s statutory financial statements cover the period from 1 January 2024 to 30 June 2025.

Details of the Group’s accounting policies, including changes during the period, are included in note 1.

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of the Group accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively.

The areas where judgments and estimates have been made in preparing the consolidated financial statements and their effects are disclosed in note 4.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

3.      Basis of preparation (cont.)

3.1    Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following items, which are measured on an alternative basis on each reporting date.

Items

The contingent consideration payable for the acquisition of Stepping Stones Day Nursery (SW) Ltd is measured at fair value with any changes recognised in profit or loss.

The investment in DPS Education Limited, which is an equity investment, is measured at each reporting date at fair value with any changes recognised in profit or loss.

3.2    Changes in accounting policies

i)       New standards, interpretations and amendments effective from 1 July 2024

Some accounting pronouncements which have become effective from 1 July 2024 and have therefore been adopted do not have a significant impact on the Group’s financial results or position

ii)      New standards, interpretations and amendments not yet effective

At the date of authorisation of these consolidated financial statements, several new, but not yet effective, Standards and amendments to existing Standards, and Interpretations have been published by the IASB or IFRIC. None of these Standards or amendments to existing Standards have been adopted early by the Group, and no Interpretations have been issued that are applicable and need to be taken into consideration by the Group at either reporting date.

Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement.

IFRS 18, will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods commencing on or after 1 January 2027. While IFRS 18 includes many of the requirements of IAS 1, it introduces new requirements to better structure financial statements and to provide more detailed and useful information to investors, including:

•        two new subtotals defined in the statement of profit or loss, namely

•        operating profit and

•        profit or loss before financing and income taxes

•        the classification of all income and expenses within the statement of profit or loss in one of five categories

•        a new requirement to disclose performance measures defined by management, and

•        an improvement in the principles related to the aggregation and disaggregation of information in the financial statements and accompanying notes.

In addition, there is a requirement to use the operating profit sub-total as the starting point for the statement of cash flows when preparing it using the indirect method as set out in IAS 7 Statement of Cash Flows.

Management has begun to assess the impact of adopting the new standard and the effects that it may have on the structure of the Group’s consolidated statement of profit or loss, the statement of cash flows, and the potential additional disclosures relating to management performance measures (MPMs)

Other new Standards, amendments and Interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Group’s consolidated financial statements.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

4.      Accounting estimates and judgments

4.1    Judgment

Determination of the lease term

Some property leases contain lease-break clauses exercisable by the Group before the end of the contractual lease term. Where practicable, the Group seeks to include break clauses in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the break clause. The Group reassesses whether it is reasonably sure to exercise the break clause if there is a significant event or significant changes in circumstances within its control.

All lease liabilities recognised in the financial statements have been measured on the assumption that the Group will not exercise the break clauses.

Accounting for the sale and leaseback transaction

In May 2025, the group sold six freehold properties to a third party and immediately entered into a
25-year lease for their continued use as nursery settings. Judgement was needed to determine whether the initial transfer of the property qualified as a sale, applying the conditions for a sale transaction set out in IFRS 15. Management concluded that, even though the Group has the first right of refusal to purchase the properties from the lessor at open-market value, should the lessor decide to sell them, this was not a repurchase option that would have prevented the transfer from being treated as a sale.

Judgement was also required to determine whether the consideration received represented fair value for the properties, and management concluded that it did not. Included in the purchase price of the properties was an amount of £310,000 held in Escrow, to be returned to the lessor if specified repairs are not completed within 12 months of the sale and leaseback contract.

Accordingly, the proceeds used to calculate the profit on disposal were reduced by this Escrow amount. The £310,000 will be treated as a financial liability and accounted for in accordance with IFRS 9 when the proceeds are received upon completion of the repair work.

Accounting for an unlisted investment held at fair value through profit or loss

In October 2024, the Group increased its equity holding in DPS Education Limited to 23.49%. IAS 28, Investments in Associates and Joint Ventures, presumes that a holding of 20% or more represents significant influence over the investee company. However, management has concluded that it lacks the power to exert significant influence over the investee company. The Group regards itself as a passive investor and does not have representation on the board of directors, nor does it participate in major policy decisions made by the investee. For these reasons, the investment is carried at fair value through profit or loss. This control assessment will be kept under review should the Group take its seat on the board and, therefore, be able to exert significant influence.

Critical accounting judgements — Parent Company

In the course of preparing the Company’s financial statements, no critical judgements are required.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

4.      Accounting estimates and judgments (cont.)

4.2    Estimates and assumptions

Impairment of intangible assets and goodwill

Determining whether intangible assets and goodwill are impaired requires an estimate of the value in use of the cash-generating units (CGUs) to which goodwill has been allocated. The value-in-use calculation requires the Group to estimate the future cash flows expected from the CGU and apply a suitable discount rate to calculate the present value.

The Group has considered this impact on the assumptions used and has conducted sensitivity analysis on the impairment test of the CGU’s carrying value.

Impairment of investments in subsidiary undertakings

The uncertainties described above in respect of the potential impairment of goodwill in the Group financial statements also apply to the carrying value of the investment in the Company’s subsidiary undertakings in the Company’s financial statements. As at 30 June 2025, the carrying value of this investment was £11,093,000 (30 June 2024: £11,093,000).

5.      Revenue

The Group recognises revenue from contracts with customers over time. All revenue is attributable to the Group’s principal activity, being the provision of Day childcare and pre-school nursery services. All revenue arose within the United Kingdom. Contract liabilities at 30 June 2024 and 30 June 2025 are shown in note 18.

Contract liabilities

Contract liabilities amounting to £971,000 (2024: 837,000) will be recognised as revenue in the financial year ending 30 June 2026 (Year ended 30 June 2024: £837,000). No revenue has been recognised in the reporting period in relation to performance obligations satisfied or partially satisfied in previous periods (2024: £Nil). The Group has £23,000 (2024: £Nil) of contract assets at the year-end.

6.Other operating income

	2025	2024
	£000	£000
Other operating income	—	4
Rent income	10	7
Milk grant income	—	2
Government grants	13	1
	23	14

7.      Operating segments

During the years ended 30 June 2024 and 2025, the management information regularly provided to the Chief Executive Officer, who is identified as the Group’s Chief Operating Decision Maker, was aggregated by operations into geographical locations in the UK. These locations are referred to by management as the East Hub and the West Hub. As the activities of all nurseries in both hubs are substantially the same and face similar economic risks, they have been aggregated into a single reportable segment. Accordingly, the segment results are the same as reported in the Group’s Consolidated Statement of Profit or Loss.

All of the Group’s revenues are earned in the UK, and all of its non-current assets are located there as well. The Group is not reliant on any major customers.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

8.      Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the directors of the Company listed on page 2, and the Group’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO).

	2025	2024
	£000	£000
Short-term employee benefits	322	290
Defined contribution pension scheme costs	8	4
Compensation for loss of office	8	—
Share-based payment expense	52	48
	390	342

9.      Expenses by nature

	2025	2024
	£000	£000
Short-term employee benefits	9,905	5,376
Defined contribution pension scheme costs	155	73
Share-based payment expense	61	57
Other staff costs	181	39
Casual labour	248	104
Books and play equipment	336	183
Catering	372	352
Rates	246	171
Heat, light and water	196	137
IT and telecoms costs	172	207
Recruitment	254	113
Legal and professional	160	805
Accounting and audit	78	386
Consultancy	394	106
Repairs and maintenance	1,208	261
Profit/loss on disposal	(47)	6
Depreciation of property, plant and equipment	453	258
Impairment of property, plant and equipment	185	—
Amortisation of intangible assets	409	261
Depreciation of right-of use assets	389	200
Impairment of intangible assets	—	361
Impairment of goodwill	—	508
Goodwill written off	—	5
Bad debts written off	26	15
Other	809	475
Total cost of sales, administrative expenses and impairment losses	16,190	10,459

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

10.    Finance income and expense

Finance costs for the year comprise:

	2025	2024
	£000	£000
Interest expense for borrowings at amortised cost
Related party loans	55	1
Other borrowings at amortised cost	176	3
Interest expense for leasing arrangements	307	127
Total interest expense	538	131
Change in fair value relating to contingent consideration liability	11	—
Total finance costs	549	131

Finance income for the year comprises:
Interest from cash and cash equivalents	4	11
Interest on financial assets carried at amortised cost	2	3
Change in fair value of equity investments	31	—
Total finance income	37	14

11.    Tax expense

11.1  Income tax recognised in profit or loss

	2025	2024
	£000	£000
Current tax
Current tax on profits for the year	—	(79)
Total current tax	—	(79)

Deferred tax expense
Origination and reversal of timing differences	(500)	(231)
Total deferred tax	(500)	(231)
Total income tax income	(500)	(310)

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

11.    Tax expense (cont.)

The reasons for the difference between the actual tax charge for the period and the standard rate of corporation tax in the United Kingdom applied to losses for the period are as follows:

	2025	2024
	£000	£000
Loss for the year	(1,811)	(2,454)
Income tax credit/expense	500	310
Loss before tax	(2,311)	(2,764)

Tax using the Company’s domestic tax rate of 25% (2024: 25%)	(578)	(691)
Effect of change in tax rates	—	(14)
Adjustments to tax charge in respect of previous years	4	15
Expenses not deductible for tax purposes	100	313
Chargeable gains	74	37
Fixed asset differences*	(100)	(49)
Reversal of acquired tax liabilities	—	79
Total tax credit	(500)	(310)

____________

*        The amount shown in the reconciliation of prima facie income tax payable to income tax expense as ‘Fixed asset timing differences’ represents the amortisation of a temporary difference that arose on the initial recognition of the costs of property that were not deductible for tax. In accordance with IAS12.15(b), no deferred tax liability was recognised.

Changes in tax rates and factors affecting the future tax charges

There were no factors that may affect future tax charges.

11.2  Deferred tax balances

The following is the analysis of deferred tax assets/(liabilities) presented in the consolidated balance sheet:

	2025	2024
	£000	£000
Deferred tax assets	1,021	793
Deferred tax liabilities	(1,290)	(1,520)
	269	727
	Opening balance	Recognised in profit or loss	Acquisitions/ disposals	Closing balance
	£000	£000	£000	£000
2024
Deferred tax liabilities/(assets) in relation to:
Property, plant and equipment	40	(25)	254	269
Intangible assets	—	(156)	566	410
Right-of-use assets	—	(50)	884	834
Lease liabilities	—	28	(741)	(713)
Employee benefits	—	(20)	—	(20)
Provisions	—	—	(45)	(45)
Tax losses carried forward	—	(15)	—	(15)
Excess depreciation over capital allowances	—	7	—	7
	40	(231)	918	727

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

11.    Tax expense (cont.)

	Opening balance	Recognised in profit or loss	Acquisitions/ disposals	Closing balance
	£000	£000	£000	£000
2025
Deferred tax liabilities/(assets) in relation to:
Property, plant and equipment	269	(157)	—	112
Intangible assets	410	(102)	40	348
Right-of-use assets	834	(113)	100	821
Lease liabilities	(713)	67	(95)	(741)
Employee benefits	(20)	(15)	—	(35)
Provisions	(45)	48	(3)	—
Tax losses carried forward	(15)	(230)	—	(245)
Excess depreciation over capital allowances	7	2	—	9
	727	(500)	42	269

12.    Earnings per share

(i)     Basic loss per share

The basic loss per share calculation is based on a loss of £1,811,000 (2024: £2,454,000) and the weighted average number of shares in issue of 576,923 (2024: 464,215).

(ii)    Diluted loss per share

Diluted loss per share for the financial years ended 30 June 2025 and 30 June 2024 is the same as the basic loss per share because the potential ordinary shares to be converted are anti-dilutive for the years presented.

13.    Property, plant and equipment

	Freehold property	Property improvements	Motor vehicles	Fixtures and fittings	Office equipment	Right-of- Use Assets	Total
	£000	£000	£000	£000	£000	£000	£000
Cost
At 1 July 2023	2,418	308	—	259	33	—	3,018
Additions	1	277	—	58	33	—	369
Acquired through business combinations	525	562	6	286	30	3,537	4,946
Adjustments	—	23	—	—	—	—	23
Disposals	—	—	—	(13)	(2)	—	(15)
At 30 June 2024	2,944	1,170	6	590	94	3,537	8,341
Additions	—	145	—	78	14	2,306	2,543
Acquired through business combinations	—	—	—	49	—	401	450
Disposals	(2,944)	(41)	—	(68)	(27)	—	(3,080)
At 30 June 2025	—	1,274	6	649	81	6,244	8,254

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

13.    Property, plant and equipment (cont.)

	Freehold property	Property improvements	Motor vehicles	Fixtures and fittings	Office equipment	Right-of- Use Assets	Total
	£000	£000	£000	£000	£000	£000	£000
Accumulated depreciation and impairment
At 1 July 2023	397	176	—	178	28	—	779
Charge owned for the period	51	103	2	83	19	200	458
Adjustments	—	18	—	—	—	—	18
Disposals	—	—	—	(9)	(1)	—	(10)
At 30 June 2024	448	297	2	252	46	200	1,245
Charge owned for the period	51	227	2	149	24	389	842
Impairment	185	—	—	—	—	—	185
Disposals	(684)	(40)	—	(68)	(27)	—	(819)
At 30 June 2025	—	484	4	333	43	589	1,453
Net book value
At 1 July 2023	2,021	132	—	81	5	—	2,239
At 30 June 2024	2,496	873	4	338	48	3,337	7,096
At 30 June 2025	—	790	2	316	38	5,655	6,801

13.1. Assets held under leases

Right-of-use assets classified within Property, plant and equipment

Net book value

	30 June 2025	30 June 2024
	£000	£000
Property	5,654	3,333
Motor vehicle	1	4
	5,655	3,337

Depreciation charge for the year

	30 June 2025	30 June 2024
	£000	£000
Property	386	199
Motor vehicle	3	1
	389	200

13.2  Sale and leaseback transaction

In May 2025, the Group disposed of all of its freehold properties in a sale-and-leaseback for gross sales proceeds of £3,100k, of which £310k was held in an Escrow account. The funds held in this account will be released to the group upon completion of the specified repairs to the leased-back properties. The fair value of the properties sold was estimated to be £2.79m based on external valuations and competing offers from other lenders. Accordingly, the sales proceeds to measure the gain on sale of the portion of the properties sold were restricted to £2.79m.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

13.    Property, plant and equipment (cont.)

13.3  Impairment losses recognised in the period

The impairment loss relates to freehold property acquired as part of the acquisition of Frogmore Montessori in December 2023. The fair value of the property was determined to be £525,000. However, in May 2025, it became apparent that its fair value less costs to sell was lower than its carrying amount, resulting in an impairment loss of £185k recognised during the year. The property was disposed of, together with the other freehold properties owned by Bambinos Limited, in May 2025 in a sale-and-leaseback transaction. The gain on disposal, after legal fees, was £518k, of which £53k related to the portion of the interest in the properties transferred to the buyer and was recognised in profit or loss. The remaining gain is carried in the balance sheet as part of the right-of-use asset’s cost.

The Group also carried out impairment reviews of five cash-generating units, which management has identified as the individual sites. These sites were identified as at risk of impairment due to poorer-than-expected trading performance. However, for all sites, the recoverable amount determined using a value-in-use model exceeded the carrying amount, and no impairment was required.

14.    Intangible assets

	Brands	Customer relationships	Total
	£000	£000	£000
Cost
Acquired through business combinations	1,599	664	2,263
At 30 June 2024	1,599	664	2,263
Acquired through business combinations	90	65	155
At 30 June 2025	1,689	729	2,418
	Brands	Customer relationships	Total
	£000	£000	£000
Accumulated amortisation and impairment
Charge for the year	106	155	261
Impairment losses	361	—	361
At 30 June 2024	467	155	622
Charge for the period	125	284	409
At 30 June 2025	592	439	1,031
Net book value
At 1 July 2023	—	—	—
At 30 June 2024	1,132	509	1,641
At 30 June 2025	1,097	290	1,387

Individually material intangible assets

Included in Brands is The Nursery Family brand with a carrying amount of £601k (2024: £671k). There are no other individually material intangible assets.

The impairment losses recognised in the period relate to the brands acquired with the acquisition of Footsteps Childcare Limited, amounting to £259k, and with the acquisition of Home From Home Nursery Limited, amounting to £102k. Both businesses were rebranded during the period, and management concluded that the amounts previously attributed to the old branding were no longer recoverable. The costs incurred on the rebranding were expensed in profit or loss as incurred.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

15.    Goodwill

Group

The movements in the net carrying amount of goodwill are set out below.

Gross carrying amount	2025	2024
	£000	£000
At 1 July	4,887	5
Acquired through business combinations	437	4,887
Written off	—	(5)
At 30 June	5,324	4,887

Accumulated impairment
At 1 July	(508)	—
Impairment loss recognised	—	(508)
At 30 June	(508)	(508)
Carrying amount at 30 June	4,816	4,379

15.1  Allocation of goodwill to cash generating units

Goodwill is allocated to the Group’s cash generating unit as follows:

Group of cash-generating units (CGUs)	Number of CGUs	Operating segment	2025	2024
			£000	£000
Frogmore Montessori	1	West hub	160	160
The Nursery Family Ltd	7	East hub	2,678	2,241
Footsteps Childcare Limited	2	East hub	2	2
MKM Childcare Limited	3	East hub	576	576
Muddy Boots Childcare Ltd	3	West hub	641	641
Home from Home Nursery Limited	1	East hub	410	410
Stepping Stones Day Nursery (SW) Ltd	1	West hub	349	349
	18		4,816	4,379

Bambinos Limited

Bambinos Limited is the accounting acquirer of iStep Learning Limited. Accordingly, the goodwill reported in 2023 related to an earlier acquisition. Management discovered in 2024 that the underlying business had been disposed of in earlier periods, but the goodwill had not been derecognised. As the carrying amount is immaterial, it has been written off in the current year.

15.2  Impairment testing

As previously noted, the Group has two operating segments, East and West hubs, which for financial reporting purposes are aggregated into a single reportable segment. However, goodwill is monitored at a lower level, specifically the subsidiary level, as identified by management. The exception to this is businesses that are acquired by way of asset purchase agreements. In these cases, goodwill is effectively monitored at this lower level.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

15.    Goodwill (cont.)

For the purposes of testing other non-financial assets for impairment, such as property, plant, and equipment, right-of-use assets and separately acquired intangible assets, this is carried out at the CGU level, which corresponds with the individual nursery settings. However, these individual sites are not identified as operating segments for the reasons set out earlier.

The Group tests cash-generating units with goodwill for impairment annually, or more frequently if there is an indication that a cash-generating unit to which goodwill has been allocated may be impaired.

The recoverable amount of a cash-generating unit is the higher of the cash-generating unit’s fair value less cost of disposal (‘FVLCD’) and its value-in-use. FVLCD is determined using a discounted cash flow approach (DCF) These cash flows are based on management’s budgets and forecasts, which are adjusted to ensure that they only reflect the expected cash flows of a willing third-party. The fair value measurement is categorised as a level 3 fair value based on the inputs used in the valuation techniques.

Calculation of the value-in-use (ViU) is determined based on a detailed five-year forecast approved by management, with expected cash flows beyond the five years extrapolated for the remaining useful lives using a steady growth rate determined by management. The present value of each cash-generating unit’s expected cash flows is determined by applying a suitable discount rate that reflects current market assessments of the time value of money.

The recoverable amounts of all CGUs have been calculated using the ViU approach. Where a potential impairment has been identified, a FVLCD calculation was performed and the ViU recoverable amount was the higher value.

Group

The recoverable amount of each CGU or Group of CGUs is:

	2025	2024
	£000	£000
Frogmore Montessori	879	793
The Nursery Family Ltd	24,901	20,337
Footsteps Childcare Limited	1,567	745
MKM Childcare Limited	3,180	1,852
Muddy Boots Childcare Ltd	4,165	2,357
Home from Home Nursery Limited	1,178	822
Stepping Stones Day Nursery (SW) Ltd	4,472	3,544
	40,342	30,450
	Growth rates		Pre-tax discount rates
	2025%	2024%	2025%	2024%
Frogmore Montessori	2%	2%	13.7	15.6
The Nursery Family Ltd	2%	2%	14.0	14.8
Footsteps Childcare Limited	2%	2%	13.5	13.9
MKM Childcare Limited	2%	2%	13.9	14.2
Muddy Boots Childcare Ltd	2%	2%	13.7	14.2
Home from Home Nursery Limited	2%	2%	13.8	14.6
Stepping Stones Day Nursery (SW) Ltd	2%	2%	14.1	13.9

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

15.    Goodwill (cont.)

Growth rates

Cash flows beyond the period covered by the most recent management-approved budgets and forecasts have been extrapolated for all CGUs using a 2% long-term growth rate, estimated to reflect the UK’s long-term economic growth rate.

Discount rates

The discount rates used in the ViU calculations reflect necessary adjustments relating to the market and specific risk factors associated with each subsidiary.

Cash flow assumptions

While goodwill is monitored at the subsidiary level, the underlying trading activities remain the same, and therefore, the key assumptions in discounted cash flow analysis are consistently applied.

The key assumptions in the forecasts include the level of future sales. This requires estimates of future occupancy growth and forecasting future price increases. The estimated growth in occupancy rates was based on management’s experience and expected future demand for its services, and future price increases were based on experience from operating in the sector. Other operating cash flows were forecast based on known price rises, such as the increase in the UK’s National Minimum Wage, at the reporting date and the business operating in its current form.

The forecast growth in occupancy in management’s most recent 5-year budget and forecast, from the reporting date, was 10% per annum. The anticipated increase in future prices was also estimated to be 10%.

The recoverable amounts of the CGUs all exceeded their carrying amounts, and no impairment loss was identified for the year ended 30 June 2025. In 2024, the carrying amount of Footsteps Childcare Limited exceeded its recoverable amount by £508k. This impairment loss was allocated to the subsidiary’s goodwill, which was included within impairment of goodwill in profit or loss. The improvement in the subsidiary’s recoverable amount reflects the actions taken to deal with the operational matters at this company. However, the goodwill impairment recognised in 2024 cannot be reversed.

There are no reasonably possible changes to the assumptions used that could lead to a CGU’s carrying amount exceeding its recoverable amount.

16.    Investments held at fair value through profit or loss

Unlisted investment – DPS Education Limited	2025	2024
	£000	£000
At 1 July	269	269
Additions	52	—
Change in fair value	31	269
At 30 June	352	269

The fair value measurement is defined as a level 3 measurement based on the number of unobservable inputs used in the valuation model.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

17.    Trade and other receivables

	2025	2024
	£000	£000
Non-current
Rental security deposits	67	44
Prepaid SAAS licence costs	35	—
Total non-current trade and other receivables	102	44
	2025	2024
	£000	£000
Current
Receivables from contracts with customers	107	40
Less: provision for impairment of receivables from contracts with customers	(31)	(10)
Receivables from contracts with customers – net	76	30
Receivables from related parties	258	235
Other debtors	48	48
Financial assets	382	313
Prepayments	293	441
Other receivables	32	26
Total current trade and other receivables	707	780

The carrying value of trade and other receivables classified as loans and receivables approximates fair value.

The Group applies the simplified approach to measuring impairment losses on receivables from contracts with customers and contract assets. Under the Group’s terms and conditions, customers are expected to pay in advance of the sessions booked at all of the Group’s nurseries. Contract assets represent amounts due from the local authority relating to early years education funding. Consequently, the expected lifetime loss on these receivables is not material and has not been recognised.

Amounts due from related parties are unsecured, interest-free, and repayable on demand. There has been no change in the credit risk, and no loss allowance has been recognised.

Movement in the impairment allowance for trade receivables:

	2025	2024
	£000	£000
At 1 July	10	—
Charge for the year	26	15
Bad debts written off	(5)	(5)
At 30 June	31	10

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

18.    Trade and other payables

	2025	2024
	£000	£000
Current
Trade and other payables	438	673
Accruals	394	748
Deposits held	304	174
Other creditors	4	12
Total financial liabilities, excluding loans and borrowings, are classified as financial liabilities measured at amortised cost	1,140	1,607
Contract liabilities	971	837
Other payables – tax and social security payments	268	166
Other creditors	340	247
Total current trade and other payables	2,719	2,857

The carrying value of trade and other payables classified as financial liabilities measured at amortised cost approximates fair value.

Amounts due to the immediate parent company and to related parties are interest-free, unsecured, and repayable on demand.

19.    Loans and borrowings

	2025	2024
	£000	£000
Non-current
Bank loans – Covid Bounce Back loans (unsecured)	4	24
Other loan – SaaS finance (secured)	28	—
Lease liabilities	5,203	2,705
	5,235	2,729
Current
Bank loans – Covid Bounce Back loans (unsecured)	19	19
Other loans – Other loans (unsecured)	480	310
Other loans – Amount due to the immediate parent company	1,035	1,480
Other loan – SaaS finance (secured)	7	—
Other loan – Loan from related parties	1,165	1,333
Lease liabilities	269	150
	2,975	3,292
Total loans and borrowings	8,210	6,021

The carrying value of loans and borrowings classified as financial liabilities measured at amortised cost approximates fair value.

The Covid Bounce Back loans were drawn down in 2021. These loans are unsecured and carry a fixed rate of interest of 2.5% and have a 6-year term

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

19.    Loans and borrowings (cont.)

Other secured loans represent a finance agreement entered into to purchase a five-year SAAS software licence to create an automated purchase order processing system integrated with the Group’s accounting system. The cost of the licence does not meet the definition of an intangible asset, and it has been recognised as a non-current asset that will be released to profit and loss from October 2025 when the software came into use. The loan repayment commenced in January 2025. This loan is secured against the software licence, with a fixed, effective interest rate of 9.4%.

The other unsecured loans are amounts advanced by shareholders and related parties. These loans are unsecured and repayable on demand. The loans from related parties and shareholders have fixed annual interest rates ranging from 0% to 12%.

20.    Provisions

Leasehold property dilapidation provisions
£000
At 1 July 2024	179
Charged to profit or loss	896
On business combinations	11
Other increases	116
At 30 June 2025	1,202

Due within one year	634
Due after more than one year	568
1,202

Leasehold property dilapidation survey provisions

During the year, management commissioned an independent firm of chartered surveyors to review all of its leasehold properties to assist in determining the provision to be recognised for leasehold dilapidations incurred by the reporting date. All of the leasehold properties are on fully repairing leases. All of the leases require the return of the properties to the landlords in the same state of repair as they were at lease commencement. Some leases require certain maintenance to be completed within a minimum period before termination, such as internal and external decoration, replacement of internal flooring, and resurfacing external surfaces. The contractual obligations contained in the lease have been capitalised and are depreciated over the same period of the lease. Other costs to be incurred have been treated as future repair costs and charged to the profit and loss account as the obligating event, namely the wear and tear of the property, occurred by the balance sheet date.

The non-current dilapidation provisions will be utilised over a period of 10 – 79 years. The unwinding of the discount for the year was not material.

During the prior year, no specific information was deemed necessary by management at that time and therefore an estimated provision was included for each property. This provision has been updated to reflect the specific provision as determined by the specialists engaged during 2025.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

21.    Share capital

Issued and fully paid

	2025	2025	2024	2024
	Number	£000	Number	£000
Ordinary shares of £1.00 each
At 1 July and 30 June	576,923	577	576,923	577

22.    Other reserves

	Difference on Merger Reserve	Merger Relief Reserve	Share-based payment reserve	Total other reserves
	£000	£000	£000	£000
At 1 July 2024	(1,643)	3,381	204	1,942
Contributions by and distributions to owners
Employee share schemes – value of employee services	—	—	61	61
Total contributions by and distributions to owners	—	—	—	—
At 30 June 2025	(1,643)	3,381	265	2,003
	Difference on Merger Reserve	Merger Relief Reserve	Share-based payment reserve	Total other reserves
	£’000	£000	£000	£000
At 1 July 2023	—	—	—	—
Contributions by and distributions to owners
Difference on merger accounting	(1,643)	—	—	(1,643)
Issue of shares	—	3,381	—	3,381
Employee share schemes – value of employee services	—	—	57	57
Services received in exchange for the grant of share options	—	—	147	147
Total contributions by and distributions to owners	(1,643)	3,381	204	1,507
At 30 June 2024	(1,643)	3,381	204	1,942

The nature and purpose of each reserve in equity is set out below:

22(a). Share premium

The share premium account is used to record the aggregate amount or value of premiums paid when the Company’s shares are issued at a premium.

22(b). Difference on merger reserve

The directors chose to apply the merger accounting principles of IFRS. The difference between the consideration and the book value of the net assets acquired is accounted for in this reserve. This was a debit entry totalling £1,642,961.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

22.    Other reserves (cont.)

22(c). Merger relief reserve

This reserve includes the merger relief recognised per S612 Companies Act 2006 on the shares that were issued to acquire The Nursery Family Ltd totalling £3,007,900 and the difference between the consideration received for the issue of shares to acquire Bambinos Limited and the minimum share premium recognised under S611 Companies Act 2006 of £372,617, resulting in an aggregate credit of £3,380,517 in the Parent Company Balance sheet

22(d). Share-based payment reserve

This component of equity represents the grant-date fair value of equity-settled share options granted to employees and suppliers of services to the Group that have not yet vested.

22(e). Accumulated losses

This reserve relates to the cumulative retained earnings less amounts distributed to shareholders.

23.    Leases

Group

(i) Leases as a lessee

The Group’s lease arrangements relate to 26 properties (2024: 20). These leases have termination dates ranging from 2027 to 2050 (2024: 2025 to 2044). Some leases include break clauses that enable the Group to terminate the leases before the end of the agreed full term. The Company also has a motor vehicle lease that expired in October 2025 (2024: None).

The Group also leases property with contract terms of less than 12 months. These leases are short-term and/or for low-value items. The Group has elected not to recognise right-of-use assets and lease liabilities for these leases.

The rate of interest implicit in the Group’s lease arrangements is not readily determinable, and management has determined that the incremental borrowing rate to be applied in calculating the lease liability ranged from 10.5% to 11.75% (2024: 7.98% – 12%) for the UK properties. The fair value of the Group’s lease obligations is approximately equal to their carrying amount.

Lease liabilities are due as follows:

	2025	2024
	£000	£000
Contractual undiscounted cash flows due
Not later than one year	784	526
Between one and two years	775	482
Between three and five years	2,167	1,361
Later than five years	8,145	2,462
	11,871	4,831

Lease liabilities included in the Consolidated Balance Sheet at 30 June
Non-current	5,203	2,705
Current	269	150
	5,472	2,855

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

23.    Leases (cont.)

The following amounts in respect of leases have been recognised in profit or loss:

	2025	2024
	£000	£000
Interest expense on lease liabilities	307	127
Expenses relating to short-term leases	22	47

Sale and leaseback transactions

In May 2025, the Group disposed of all of its freehold properties in a sale-and-leaseback for gross sales proceeds of £3,100k, of which £310k was held in an Escrow account. The funds held in this account will be released to the group upon completion of the specified repairs to the leased-back properties. The fair value of the properties sold was estimated to be £2.79m based on external valuations and competing offers from other lenders. Accordingly, the sales proceeds to measure the gain on sale of the portion of the properties sold were restricted to £2.79m.

Total cash outflow for leases

The total cash outflow for leases for the year ended 30 June 2025 was £654,000 (2024: £288,000)

24.    Financial assets and liabilities

The carrying amounts of financial assets and liabilities in each category are set out below:

30 June 2025

Financial assets	Amortised cost	FVTPL	Total
	£’000	£’000	£’000
Unlisted investment	—	352	352
Rent security deposits	66	—	66
Trade and other receivables*	382	—	382
Cash at bank and in hand	1,784	—	1,784
Total financial assets	2,232	352	2,584
Financial liabilities	Other liabilities at FVTPL	Other liabilities (amortised cost)	Total
	£’000	£’000	£’000
Non-current borrowings	—	32	32
Current borrowings	—	2,706	2,706
Trade and other payables*	—	1,140	1,140
Contingent consideration	74	—	74
Total financial liabilities	74	3,878	3,952

____________

*        The amounts reported are those amounts that are either financial assets or financial liabilities

June 2024

Financial assets	Amortised cost	FVTPL	Total
	£’000	£’000	£’000
Unlisted investment	—	269	269
Rent security deposits	47	—	47
Trade and other receivables*	357	—	357
Cash at bank and in hand	1,098	—	1,098
Total financial assets	1,502	269	1,771

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

24.    Financial assets and liabilities (cont.)

The unlisted investment is a 23.49% holding in DPS Education Limited. Rent security deposits are the present value of amounts expected to be received at the expiry of certain lease agreements. The Landlord holds the original deposits in accordance with the terms and conditions of rent deposit deeds, which require the initial cash paid to be deposited in a ring-fenced bank account and to account to the Group for any deposit interest receivable.

Financial liabilities	Other liabilities at FVTPL	Other liabilities (amortised cost)	Total
	£’000	£’000	£’000
Non-current borrowings		24	24
Current borrowings		3,142	3,142
Trade and other payables*		1,607	1,607
Contingent consideration	91	—	91
Total financial liabilities	91	4,773	4,864

____________

*        The amounts reported are those amounts that are either financial assets or financial liabilities

25.    Share-based payments

25.1. Company Share Option Plan (CSOP)

Details of the CSOP

On 26 April 2024, the Board granted 19,750 options over B ordinary shares of the company, with an exercise date of 26 January 2029, with earlier exercise permitted in the event of an Exit transaction, including an asset sale or a listing. Included in these was an option granted to Snowball Capital Limited over 4000 B ordinary shares. These options were issued in full and final settlement of professional services provided to the group during the period ended 30 June 2024. The fair value of these services was £147,000.

Of the remaining 15,750 options granted, 1,500 were given to each Director, and 9,750 were given to certain employees of the Group. All of the options granted are exercisable at the earliest of 26 January 2029 or an exit event, which includes an asset sale or a listing. The following terms of exercise apply in the event of an exit event:

Exercise conditions in the event of a listing	Directors	Employees
Listing, Sale, or Asset sale	One third of the options vest immediately	One third of the options vest immediately
First anniversary of listing or asset sale

An additional one sixth (rounded down, in aggregate with any earlier entitlement, to the nearest whole number of Shares) of the Option shall become exercisable immediately following the first anniversary of the Listing, Sale or Asset Sale if, on the one year anniversary of Listing, Sale or Asset Sale, the 15-days average market value of the Company is greater than 35 million Pounds Sterling

An additional one sixth (rounded down, in aggregate with any earlier entitlement, to the nearest whole number of Shares) of the Option shall become exercisable immediately following the first anniversary of the Listing, Sale or Asset Sale if, on the one year anniversary of Listing, Sale or Asset Sale, the number of students enrolled with a member of the Group of Companies is 30% or more higher than it was at the date of listing

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

25.    Share-based payments (cont.)

Exercise conditions in the event of a listing	Directors	Employees
First anniversary of listing or asset sale

One sixth of the options vest if the Group’s Post Tax Net Profit in the twelve-month period prior to the first anniversary is at least 30% higher than the Group’s Post Tax Net Profit in the twelve month period immediately prior to Listing, Sale or Asset Sale.

One sixth of the options vest if the Group’s Post Tax Net Profit in the twelve-month period prior to the first anniversary is at least 30% higher than the Group’s Post Tax Net Profit in the twelve month period immediately prior to Listing, Sale or Asset Sale.

Second anniversary of listing or asset sale

An additional one sixth (rounded down, in aggregate with any earlier entitlement, to the nearest whole number of Shares) of the Option shall become exercisable immediately following the second anniversary of the Listing, Sale or Asset Sale if, on the two-year anniversary of Listing, the market value of the Company the 15-days average market value of the Company is greater than 40 million Pounds Sterling

An additional one sixth (rounded down, in aggregate with any earlier entitlement, to the nearest whole number of Shares) of the Option shall become exercisable immediately following the second anniversary of the Listing, Sale or Asset Sale if, on the one year anniversary of Listing, Sale or Asset Sale, the number of students enrolled with a member of the Group of Companies is 30% or more higher than it was at the prior to the first anniversary of the assets sale or listing.

Second anniversary of listing or asset sale

An additional one sixth (rounded down, in aggregate with any earlier entitlement, to the nearest whole number of Shares) of the Option shall become exercisable immediately following the second anniversary of the Listing, Sale or Asset Sale if the Company’s Post Tax Net Income in the twelve month period prior to the second anniversary of Listing is at least 30% higher than the Company’s Post Tax Net Income in the twelve months immediately prior to the first anniversary of Listing, Sale or Asset Sale.

An additional one sixth (rounded down, in aggregate with any earlier entitlement, to the nearest whole number of Shares) of the Option shall become exercisable immediately following the second anniversary of the Listing, Sale or Asset Sale if the Company’s Post Tax Net Income in the twelve month period prior to the second anniversary of Listing is at least 30% higher than the Company’s Post Tax Net Income in the twelve months immediately prior to the first anniversary of Listing, Sale or Asset Sale.

Movements in share options during the period

The following reconciles the share options outstanding at the beginning and end of the period:

	2025 No.	2024 No.
At 1 July	19,750	—
Options granted	—	19,750
Options lapsed	(2,750)	—
At 30 June	17,000	19,750

The exercise price for all the options outstanding at 30 June 2025 and 30 June 2024 was £1.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

25.    Share-based payments (cont.)

The options granted to the Directors and employees have different vesting dates if a listing, Sale, or Asset sale occurs. For the years ended 30 June 2025 and 30 June 2024, management concluded that such a transaction would happen and has accounted for the grant of options recognising their graded vesting periods.

Management engaged a third-party valuation specialist to assist with measuring the share options awarded at the grant date. The options awarded to employees have both service-based and non-market-based vesting conditions. These vesting conditions are not reflected in the measurement of the grant date fair value. The options granted to the Directors include both a service condition and a market-based vesting condition. The market-based vesting condition has been taken into consideration in measuring the grant-date fair value.

The employee options have been valued using the Black-Scholes option pricing model. The options granted to the Directors have been valued using a Monte-Carlo option pricing model.

The following principal assumptions were used in the option pricing models:

	Black-Scholes	Monte Carlo Simulation
	Listing/Sale	First anniversary market capitalisation	Second anniversary market capitalisation
Grant date	26 April 2024	26 April 2024	26 April 2024
Exercise price	£1.00	£1.00	£1.00
Expected life	3.93 years	2.93 years	3.93 years
Risk-free rate	4.42%	4.53%	4.42%
Volatility	45%	45%	N/A
Dividend yield	0%	0%	0%
Equity value	—	13.48m	N/A
Fair values
On Listing/Asset sale	£7.51	£7.51	£7.51
First anniversary vesting	£3.76	£0.83	N/A
Second anniversary vesting	£3.76	N/A	£0.95

The aggregate share-based payment expense comprised:

	2025	2024
	£000	£000
Employee share option plan	25	11
Shares to be granted in lieu of salary	36	46
Share option granted in settlement of services received	—	147
	61	204

The shares to be granted instead of salary relate to senior management who, before the creation of the CSOP, were to receive a salary component in the form of shares. The precise number of shares that will be issued has not yet been determined.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

26.    Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Details of transactions between the Group and other related parties are disclosed below.

26.1  Trading transactions

During the period, group entities entered into the following trading transactions with related parties that are not members of the Group:

Services procured from a company controlled by key management Nil (year ended 30 June 2024 £64,430). There were no balances outstanding at the end of the reporting period (30 June 2024 £4,740).

Services provided by the immediate parent undertaking £80,181 (year ended 30 June 2024 £45,781). There were no balances outstanding at the end of the reporting period (30 June 2024 £30,521).

No expense has been recognised in the current or prior years for bad or doubtful debts in respect of the amounts owed by related parties. No guarantees have been given or received.

26.2  Loans to related parties

A short-term loan of £505 was issued to a director during the year and remains outstanding at the year-end (30 June 2024: £Nil). The amount is unsecured, repayable on demand, and no interest is being charged.

26.3  Loans from related parties

Amounts of £30,000 were received from Directors during the year (year ended 30 June 2024 £853,162). At the balance sheet date, total balance outstanding of £883,162 (30 June 2024 £853,162). No interest is charged to the Group or the Company in respect of these loans.

During the year, loans from close family members of KMP or entities controlled by KMP were received totalling £255,000 (year ended 30 June 2024 £430,000). The cash repayment during the year was £465,000 (year ended 30 June 2024 £100,000). Interest of £12,444 has been accrued but not paid as at the end of the year (year ended 30 June 2024 £Nil). This interest is included in the carrying amount of the outstanding loan balances.

During the year, loans totalling £75,000 (year ended 30 June 2024 £1,450,000) were provided by the immediate parent undertaking. The cash repayment during the year was £520,000 (year ended 30 June 2024 £320,000).

During the prior year, a loan of £900,000 previously to The Nursery Family Ltd was transferred to iStep Learning by way of an intercompany transfer. In December 2023, this loan was partly repaid through the issue of 21,154 A-Shares in settlement of £550,004 on the net loan amount outstanding.

27.    Controlling party

The immediate parent undertaking is Jiayi International Investment Education Investment Group Limited, a company registered in England and Wales. The ultimate parent company is Jiayi International Holdings Limited, a company incorporated in the Cayman Islands.

The ultimate parent company is Jiayi Education Holdings Limited, a company incorporated in the Cayman Islands.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

28.    Business combinations during the period

28.1  Business acquired

Name	Principal activity	Date of acquisition	Proportion of voting equity interests acquired	Consideration transferred
			%	£000
Rocking Horse Nursery (Godalming)	Provision of day care and pre-school education for children from 3 months to 5 years of age.	15 October 2024	N/A	600
				600

28.2  Consideration transferred

Rocking Horse Nursery (Godalming)
£000
Cash	600

28.3  Assets acquired and liabilities recognised at the date of acquisition

	Rocking Horse Nursery (Godalming)	Total
	£000	£000
Non-current assets
Property, plant and equipment	49	49
Right-of-use assets	401	401
Intangible assets	155	155
Current assets
Deferred income balance	(12)	(12)
Non-current liabilities
Lease liabilities	(379)	(379)
Deferred tax liabilities	(40)	(40)
Leasehold property dilapidations provision	(11)	(11)
	163	163

The acquisition of Rocking Horse Nursery (Godalming) was facilitated by the acquisition of the trade and assets from the partners of Rocking Horse Nursery (Godalming) LLP. Transaction costs of £63,026 have been included in legal and professional costs in profit or loss.

28.4  Goodwill arising on acquisition

	Rocking Horse Nursery (Godalming)	Total
	£000	£000
Consideration transferred	600	600
Fair value of identifiable net assets acquired	(163)	(163)
Goodwill arising on acquisition	437	437

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

28.    Business combinations during the period (cont.)

28.5  Net cash outflow on acquisition

2025
£000
Consideration paid in cash	600

28.6  Impact of acquisition on the results of the Group

Rocking Horse Nursery (Godalming) contributed revenue of £709k and a loss of £33k. The effect of including the results of this business had it been acquired on 1 July 2024 would not have had a material effect on the Group’s results.

29.    Notes supporting statement of cash flows

Group

	2025	2024
	£000	£000
Cash at bank available on demand	484	1,004
Short-term deposits	1,300	94
Cash and cash equivalents in the statement of financial position	1,784	1,098

30.    Reconciliation of liabilities from financing activities

	Bank loans	Loan from the immediate parent company	Related party loans	Other loans	Lease liabilities	SaaS Loan	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
At 1 July 2023	29	2,235	—	—	—	—	2,264
Cash changes
Repayment	(19)	(320)	—	(100)	(241)	—	(680)
Proceeds	—	1,450	1,099	410	—	—	2,959
Interest paid	2	—	—	—	127	—	129
Non-cash changes
Acquired through business combinations	31	—	234	—	2,969	—	3,234
Reclassification from inter-company debt	—	900	—	—	—	—	900
Repayment via the issue of shares	—	(2,785)	—	—	—	—	(2,785)
Interest expense	—	—	—	—	—	—	—
At 30 June 2024	43	1,480	1,333	310	2,855	—	6,021

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

30.    Reconciliation of liabilities from financing activities (cont.)

	Bank loans	Loan from the immediate parent company	Related party loans	Other loans	Lease liabilities	SaaS Loan	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Cash changes
Repayment	(21)	(520)	(465)	(2,122)	(632)	(10)	(3,770)
Proceeds	—	75	285	2,250	—	—	2,610
Interest paid	1	—	—		307	2	310
Non-cash changes
Acquired through business combinations	—	—	—	—	379	—	379
Sale and lease-back		—	—	—	2,442	—	2,442
SaaS Loan prepayment	—	—	—	—	—	43	43
Lease modifications	—	—	—	—	121	—	121
Interest expense	—	—	12	42	—	—	54
At 30 June 2025	23	1,035	1,165	480	5,472	35	8,210

31.    Financial instruments risk

The Group’s financial instruments comprise cash and cash equivalents, and items such as trade payables and trade and other receivables which arise directly from its operations. The primary purpose of these financial instruments is to provide finance for the Group’s operations.

The Group’s operations expose it to a variety of financial risks, including market, credit, and liquidity risks. Given the size of the Group, the Directors have not delegated the responsibility for monitoring financial risk management to a board subcommittee. The Company’s finance department implements the policies set by the Directors.

Market and Credit risk

The Group’s credit risk is primarily attributable to its trade receivables. The Group has implemented policies requiring appropriate credit checks of potential customers before their children can attend our nurseries. The amount of exposure to any individual counterparty is subject to a limit, which is reassessed annually by the board. Trade receivables are considered in default and subject to additional credit control procedures when they are more than 30 days past due. Trade receivables are only written off when there is no reasonable expectation of recovery due to the insolvency of the debtor.

The carrying amount of financial assets represents the maximum credit exposure.

Interest rate risk

The Group has both interest-bearing assets and interest-bearing liabilities. Interest-bearing assets comprise cash and cash equivalents that earn interest at variable rates. Interest-bearing liabilities include bank borrowings, which incur interest at a fixed rate. The Group has not entered into any derivative transactions during the period under review.

The Group’s cash and cash equivalents earned interest at a variable rate of 2.75% during the year (2024: 2.13%). Details of the terms of the Group’s borrowings are disclosed in note 19.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

31.    Financial instruments risk (cont.)

Liquidity risk

The Group monitors its working capital levels to ensure it can meet its debt repayments as they fall due.

At 30 June 2025, the Group’s financial liabilities had the following contractual maturities (including interest payments where applicable)

	Current		Non-current
	Within 6 months	6 to 12 months	1 – 5 years
	£’000	£’000	£’000
Bank loans	10	10	4
Loan from the immediate parent company	1,035	—	—
Related party loans	1,165	—	—
Other loans	480	—	—
SaaS loan	5	5	32
Trade and other payables	1,140	—	—
	3,835	15	36

At 30 June 2024, the Group’s financial liabilities had the following contractual maturities (including interest payments where applicable)

	Current		Non-current
	Within 6 months	6 to 12 months	1 – 5 years
	£’000	£’000	£’000
Bank loans	10	10	23
Loan from the immediate parent company	1,480	—	—
Related party loans	1,333	—	—
Other loans	310	—	—
Trade and other payables	1,607	—	—
	4,740	10	23

32.    Fair value measurement

The Group has a single financial asset measured at fair value. This is the Group’s holding in unlisted shares in DPS Education Limited. The Group engaged third-party valuation specialists to help measure the fair value at 30 June 2024 and 30 June 2025. The fair value measurement falls into Level 3 of the fair value measurement hierarchy.

In measuring the fair value of the equity investment in DPS Education Limited, consideration was given to the EBITDA multiple used to determine the initial offer price at which the Group invested with other parties. The trading performance in the first year was compared with its budget, and the revenue and EBITDA multiples achieved were compared with those of comparator companies.

The Group has a single financial liability measured at fair value: contingent consideration payable for the acquisition of Stepping Stones Day Nursery (SW) Ltd. The obligation is to make four annual payments of £27,500 from 31 January 2025 to 31 January 2029, contingent on the Landlord not exercising a break clause in the lease before the deferred payment date. If the lease is terminated, future deferred payments are forfeited. The Group engaged third-party valuation specialists to help measure the fair value at 30 June 2024 and 30 June 2025. The fair value measurement falls into Level 3 of the fair value measurement hierarchy.

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

32.    Fair value measurement (cont.)

In measuring the fair value of the contingent consideration liability, it has been assumed that the lease will not be terminated before the deferred payment dates. The change in fair value is the change in the discount rate, based on the Group’s cost of debt, used to discount the outstanding payments.

The reconciliation of carrying amounts of the above financial instruments carried at fair value is set out below:

	Contingent consideration	Investment in DPS Education Limited
	£000	£000
At 1 July 2023	—	—
Acquired through a business combination	(91)	—
Cash paid	—	269
Change in fair value	—	—
At 30 June 2024	(91)	269
Cash paid	28	52
Change in fair value	(11)	31
At 30 June 2025	74	352

33.    Capital management

The Group’s objectives in managing capital are to safeguard its ability to continue as a going concern, thereby providing returns for shareholders, and to maintain an optimal capital structure to minimise the cost of capital.

The Group defines capital as share capital plus all reserves, totalling £3,509k as of 30 June 2025 (2024: £5,259k).

The Group is not subject to any externally imposed capital requirements.

34.    Interests in subsidiaries

Name of subsidiary	Country of incorporation	Principal activity	Proportion of ownership interests held by the group at year-end
			2025	2024
Bambinos Limited	United Kingdom	Provision of day childcare and pre-school education	100%	100%
The Nursery Family Ltd	United Kingdom	Provision of day childcare and pre-school education	100%	100%
Footsteps Childcare Limited	United Kingdom	Provision of day childcare and pre-school education	100%	100%
MKM Childcare Limited	United Kingdom	Provision of day childcare and pre-school education	100%	100%
Muddy Boots Childcare Ltd	United Kingdom	Provision of day childcare and pre-school education	100%	100%
Home from Home Nursery Limited	United Kingdom	Provision of day childcare and pre-school education	100%	100%
Stepping Stones Day Nursery (SW) Ltd	United Kingdom	Provision of day childcare and pre-school education	100%	100%

ISTEP LEARNING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

35.    Events after the balance sheet date

On 20 November 2025, the Group entered into a joint venture arrangement with Metaverse School Limited to create an investment platform for the Group’s planned expansion into the provision of special educational needs and disability (SEND) schools. The investments will be made through a company owned by the joint venture owners called Belong Education Ltd. Under the joint venture agreement, the Group is committed to investing up to £400,000 subject to the achievement of certain milestones and the other joint venture partner up to £100,000. The profits and losses of the joint venture are shared 80%/20% representing the ownership structure of the joint venture company.

Ordinary Shares

Prospectus dated             ,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

To the extent permitted by law, our amended and restated articles of association will provide that the directors and officers of us or any associated company shall be entitled to be indemnified against all losses or liabilities which they incur in execution of their duty in their respective offices. We have entered into deeds of indemnity with each of our executive officers and directors.

Subject to the provisions of the Companies Act, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, our executive officers and directors (each a “Relevant Officer”) shall have the benefit of a deed of indemnity containing provisions that entitle each Relevant Officer to be indemnified against any liability incurred by or attaching to them (and including all charges, losses, liabilities and damages and all properly incurred costs and expenses incurred by them in relation thereto to the fullest extent permitted by law), provided that our amended and restated articles of association shall not authorize any such person to indemnification to the extent that it would be prohibited or rendered void under the Companies Act or other applicable law, in connection with any proven or alleged negligence, default, breach of duty or breach of trust or otherwise by them in relation to us or any of our associated companies (as defined in section 256 of the Companies Act) thereof, other than: (i) any liability incurred to us or any of our associated companies; (ii) the payment of a fine imposed in any criminal proceeding or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); (iii) the defense of any criminal proceeding if the Relevant Officer is convicted; (iv) the defense of any civil proceeding brought by us or our associated companies in which judgment is given against the Relevant Officer; (v) any claim which our board of directors determines as arising from the Relevant Officer’s fraud or willful default or which a court has determined as arising from the Relevant Officer’s fraud, willful default, recklessness or gross negligence; and (vi) any application for relief under sections 661(3), 661(4) or 1157 of the Companies Act in which the court refuses to grant relief to the Relevant Officer.

Subject to the provisions of the Companies Act, pursuant to a deed of indemnity, the company may provide any Relevant Officer with funds to meet reasonable costs and expenditures incurred or to be incurred by them: (i) in defending any criminal or civil proceedings in connection with any negligence, default, breach of duty or breach of trust or otherwise by them in relation to the company or an associated company thereof, or (ii) in connection with any application for relief under the Companies Act and otherwise may take any action to enable any such Relevant Officer to avoid incurring such expenditure. Relevant Officers who have received payment from the company under the relevant indemnification provisions must repay the amount they received in accordance with the Companies Act or in any other circumstances that the company may prescribe or where the company has reserved the right to require repayment.

The underwriting agreement that the company will enter into in connection with the offering of ordinary shares being registered hereby provides that the underwriter will indemnify, under certain conditions, the Relevant Officers of the company against certain liabilities arising in connection with this offering.

We provide executive officers’ and directors’ liability insurance for our executive officers and directors against civil liabilities, which they may incur in connection with their activities on behalf of our company. We intend to expand our insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act.

In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriter will agree to indemnify, under certain conditions, us and persons who control our company within the meaning of the Securities Act, against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriter furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our executive officers, directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

The following information is furnished with regard to all securities issued by the Registrant within the last three years that were not registered under the Securities Act. The issuance of such shares was deemed exempt from registration requirements of the Securities Act as such securities were offered and sold outside of the United States to persons who were neither citizens nor residents of the United States or such sales were exempt from registration under Section 4(a)(2) of Securities Act or under Rule 701 promulgated under the Securities Act.

No underwriter or underwriting discount or commission was involved in any of the issuances set forth in this Item 7.

Issuances of Share Capital

On May 9, 2023, the registrant issued 1,000 ordinary shares (subsequently re-classified as Class A ordinary shares) to Yang Meng in connection with our incorporation for aggregate consideration of £1,000.

On September 29, 2023, the registrant issued 279,000 ordinary shares (subsequently re-classified as Class A ordinary shares) to Jiayi International for aggregate consideration of £4,108,200.

On September 30, 2023, the registrant issued 220,000 ordinary shares (subsequently re-classified as Class A ordinary shares) to Asa Education for aggregate consideration of £3,227,900.

On December 20, 2023, the registrant issued 76,923 Class A ordinary shares to Full Harvest UK Limited, Jiayi International, Info Creative (HK) Limited and Chuang Capital EduTech London Limited for aggregate consideration of £2.0 million, consisting of £1.45 million in cash proceeds and the capitalization of £0.55 million of outstanding indebtedness through the issuance of equity.

On December 19, 2025, we signed a subscription agreement for the issuance of 11,774 Class A ordinary shares to Jiayi International, Homaster Co., Ltd and SW Home Investment Ltd in a private placement for aggregate consideration of £0.76 million. The issuance is expected to settle in January 2026. Jiayi International will be issued 7,453 Class A ordinary shares for total consideration of £0.48 million, £0.20 million of which will be paid in cash and £0.28 million of which will be satisfied by way of settlement of shareholder loans we owned to Jiayi International. The remaining shares in the private placement are expected to be issued for cash aggregate consideration of £0.28 million.

Share Option Grants

Since its incorporation, the registrant issued an aggregate of 22,500 options to purchase Class B ordinary shares under its Share Option Plan. Of these options:

•        options to purchase 2,750 Class B ordinary shares have been canceled without being exercised; and

•        options to purchase a total of 19,500 Class B ordinary shares are currently outstanding.

In connection with the re-registration of the registrant as a public limited company with the new name iStep Learning plc, the Class A ordinary shares and the Class B ordinary shares will be reorganized into one class of ordinary shares of iStep Learning plc.

Item 8. Exhibits

(a)     The Exhibit Index is hereby incorporated herein by reference.

(b)    Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

Item 9. Undertakings

(a)     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby further undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Articles of Association of the Registrant to be adopted with effect from the listing of our ordinary shares on (to be effective upon the completion of this offering).
5.1*	Opinion of Morgan, Lewis & Bockius UK LLP, counsel to the Registrant, as to the validity of the ordinary shares (including consent)
10.1*	Shareholders’ Agreement by and among the Registrant and certain shareholders of the Registrant dated December 19, 2025
10.2*	Form of Deed of Indemnity
10.4*#	Share Option Plan dated November 23, 2023
10.6*	Form of Code of Ethics and Business Conduct
21.1*	List of subsidiaries of the Registrant
23.1*	Consent of Enrome LLP, an independent registered public accounting firm
23.2*	Consent of Morgan, Lewis & Bockius UK LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included in signature page to Registration Statement)
101*	Interactive Data File
107*	Filing Fee Table

____________

*        To be filed by amendment.

#         Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, the United Kingdom on            ,            .

iStep Learning Limited
By:
Name: Chenyan Xu
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                ,             in the capacities indicated:

Name	Title
Chief Executive Officer (principal executive officer)
Chenyan Xu
Chief Financial Officer (principal financial officer and principal accounting officer)
Jonathan Shaw
Chair of the Board of Directors
Xiaobing Wang
Director
Yang Meng
Director
Robbie Bell
Director
S. Ko-yung Lee
Director
Thomas Minor

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of iStep Learning Limited has signed this registration statement on            ,            .

COGENCY GLOBAL INC.
By:
Name:
Title: